Exhibit 99.4

WEST FRASER ANNUAL REPORT 2020 Including Annual Information Form Dated: February 11, 2021

WEST FRASER ESG REPORTING

Ethics, Values & Leadership

Employees

Responsible Forestry & Timber

Efficient Manufacturing

Renewable Products for the World

Awarded as one of Canada's
Top 100 Employers

Safety

Since 2016, 30% drop in Medical Incident Rate

Supply Chain

72.7 million native seedlings planted 2020

100% certified timber supply chain

Energy

75% renewable energy

Operate 850 GWH of renewable energy, 6 bioenergy plants

89% of our mills produce bioenergy from manufacturing byproducts

Material Efficiency

99% of the fibre in every log is utilized for a product, a beneficial purpose or energy

Waste Management

<5% waste

95% of material is recovered to make products or for other beneficial purposes

Product Quality & Life Cycle

8.9 million metric tonnes CO2e carbon stored in wood products in 2020

Life cycle analysis (LCA) and Environmental Product Declarations (EPDs) available for all solid wood products

GHGs & Air Emissions

5% reduction in GHG emissions

absolute reduction since 2005

Water

95% of water withdrawn is returned to the environment

GRI, SASB and TCFD: WestFraser.com/ESG-report

TABLE OF CONTENTS

REPORT TO SHAREHOLDERS	3

ANNUAL INFORMATION FORM	5

DATE	5

FORWARD - LOOKING STATEMENTS	5

BUSINESS OVERVIEW	6

CORPORATE STRATEGY	7

CORPORATE STRUCTURE	8

HISTORY AND DEVELOPMENT OF BUSINESS	8

SALES REVENUE	9

MARKETS	9

FIBRE SUPPLY	10

HUMAN RESOURCES	14

CAPITAL EXPENDITURES AND ACQUISITIONS	14

ENERGY EFFICIENCY AND GREEN ENERGY	14

ENVIRONMENT AND SOCIAL	15

RESEARCH AND DEVELOPMENT	18

LUMBER	18

PANELS	20

PULP	21

NEWSPRINT	21

RISK FACTORS	21

CAPITAL STRUCTURE	22

TRANSFER AGENT	23

EXPERTS	23

DIRECTORS AND OFFICERS	23

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	27

GOVERNANCE	28

AUDIT COMMITTEE	28

MATERIAL CONTRACTS	29

ADDITIONAL INFORMATION	30

SCHEDULE 1 – AUDIT COMMITTEE CHARTER	31

2020 MANAGEMENT’S DISCUSSION & ANALYSIS	34

INTRODUCTION AND INTERPRETATION	34

FORWARD-LOOKING STATEMENTS	34

RECENT DEVELOPMENTS	35

ANNUAL RESULTS	37

SELECTED QUARTERLY INFORMATION	38

DISCUSSION & ANALYSIS OF ANNUAL NON-OPERATIONAL ITEMS	38

DISCUSSION & ANALYSIS OF ANNUAL RESULTS BY PRODUCT SEGMENT	40

FOURTH QUARTER RESULTS	49

DISCUSSION & ANALYSIS OF FOURTH QUARTER NON-OPERATIONAL ITEMS	49

DISCUSSION & ANALYSIS OF FOURTH QUARTER RESULTS BY PRODUCT SEGMENT	51

CAPITAL EXPENDITURES	57

BUSINESS OUTLOOK	58

ESTIMATED EARNINGS SENSITIVITY TO KEY VARIABLES	60

CAPITAL STRUCTURE AND LIQUIDITY	60

DEFINED BENEFIT PENSION PLANS	62

SUMMARY OF FINANCIAL POSITION	63

DEBT RATINGS	63

CASH FLOW	64

CONTRACTUAL OBLIGATIONS	65

FINANCIAL INSTRUMENTS	66

SIGNIFICANT MANAGEMENT JUDGMENTS AFFECTING FINANCIAL RESULTS	66

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	68

NON-IFRS MEASURES	68

RISKS AND UNCERTAINTIES	73

CONTROLS AND PROCEDURES	88

ADDITIONAL INFORMATION	88

RESPONSIBILITY OF MANAGEMENT	89

INDEPENDENT AUDITOR’S REPORT	90

CONSOLIDATED BALANCE SHEETS	94

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS	95

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	96

CONSOLIDATED STATEMENTS OF CASH FLOWS	97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	98

FIVE YEAR FINANCIAL REVIEW	129

DIRECTORS AND OFFICERS	131

CORPORATE INFORMATION	132

GLOSSARY OF INDUSTRY TERMS	134

REPORT TO SHAREHOLDERS

To Our Shareholders

2020 was another year that demonstrated the resiliency, adaptability, and long-term investment focus of West Fraser. Despite a global pandemic and extreme volatility in demand, the Company not only prospered but completed the major acquisition of Norbord, reinforcing our position as a global leader in lumber, and now, engineered wood.

Our strategy remains simple and unchanged: be low cost (high margin), reinvest in your operations and people, and maintain a prudent balance sheet.

Every social and economic aspect of our lives has been impacted by the pandemic. Perhaps we have never more relied on our culture of innovation to keep our workplaces and communities safe. Our organization discovered new, safer, and more efficient methods to conduct our business, which we believe improve our workplaces and long-term value creation.

Safety is a core value and business priority for us. In 2020, we achieved new milestones with the lowest recordable injury rate in our history. We achieved a 26% reduction in serious hand injuries and an overall decline of 28% fewer serious injuries across our facilities compared to 2019 – a necessary step toward our goal of eliminating serious incidents and injuries in the workplace.

After a temporary slowdown at the start of the COVID-19 pandemic, new housing demand has recovered to levels greater than the beginning of the pandemic and higher than the previous two years. This is in line with the forecasted long-term housing formation required to meet the needs of a growing population. In the second half of the year, low inventory volumes in the supply chain, improved new home construction levels, and strong demand from repair and remodelling activity drove lumber pricing to record highs. 2x4 #2 & Better SPF benchmark pricing came from a low of US$282/Mfbm in April to a high of US$955/Mfbm in September. Similarly, benchmark SYP #2 West 2x4 vaulted from US$300/Mfbm in April to US$992/Mfbm in October.

Aging housing stock, work-from-home requirements, and the growing demand for sustainable, renewable building products to transition to a lower-carbon economy are anticipated to continue to drive strong lumber demand through 2021. West Fraser is well prepared to meet this demand for wood products as the Company recaptures production lost due to temporary curtailments in the first half of 2020. We are realizing the benefits of capital investments over the past several years, predominantly the recapitalization of our U.S. south operations, reflecting an established footprint of high-performance lumber mills.

Looking at our pulp segment, while printing and writing paper consumption in North America continues to decline, this is offset by improved demand from Asia. The ban on recycled paper in China coupled with high operating rates for paperboard, tissue, and boxboard plants has increased demand for many grades of imported pulp. As a result, we believe pulp markets are likely to improve in the first half of 2021.

In our panels segment, our plywood operations continue to operate at full capacity, with MDF and LVL production schedules in 2020 appropriately matched to demand. The completion of the acquisition of Norbord in early 2021 introduces a complementary range of products, increased scale, greater geographic and end-market diversification that sets the Company on a new path. It positions West Fraser as a global wood products leader, with established operations and an expanded platform for growth in North America, the United Kingdom and Europe. With low cost and profitable operations in complementary sectors, West Fraser is expected to generate more stable and resilient earnings through the cycle, with a best-in-class platform for future growth and value enhancement as a top global producer of both lumber and OSB. We are pleased to welcome Norbord’s skilled employees to our team, expand our operating portfolio and add an impressive network of engineered wood product facilities.

West Fraser’s sustainability story supports a bright future for our business. Our high-efficiency primary manufacturing recovers raw materials for a range of valuable secondary products, with 75% of our energy needs met by renewable sources. This strategic combination supports the promise of carbon-storing wood products to expand market share close to home and abroad. Our business contributes to climate change mitigation by capturing carbon dioxide (CO2) in forests and storing it in the products we make, resulting in environmentally friendly alternatives to carbon-intensive materials and renewable energy generation. Increasingly, wood products are being chosen over competing products because of the lighter carbon footprint and environmental attributes. Wood is the sought-after choice for building construction in a world looking for climate-smart solutions. Where the Company manages forest lands, our ecosystem-based, sustainable forest management approach aims to increase the climate benefits from forests, create economic opportunity and manage forest lands in a way that supports multiple other values, such as biodiversity, cultural use, conservation, and recreation.

All of this is not possible without dedicated and high-performing employees. We invest in our people and operations to achieve best-in-class safety, environmental performance, and productivity, generating long-term value creation and opportunities for growth. It is our responsibility to ensure opportunities for employees to grow, progress and reach their potential. Through a challenging period, our people continued to demonstrate the resiliency, adaptability, and teamwork that are the foundation of our Company’s success. I am proud that we have the best employees in the business. It is why I have confidence that we will continue to seize the opportunities that the future allows for us.

I recognize and appreciate the collaboration and cooperation of our customers, our employees, and our communities that are so vital. 2020 was a difficult mix of peaks and valleys both personally and professionally for everyone. I want to acknowledge and thank every person for their contribution, dedication, and teamwork that enabled the Company to prosper despite the challenges. I thank our Board of Directors for their guidance and expertise in supporting our management team to build an even stronger Company that is ready to embrace the future.

As we begin 2021, I am proud of West Fraser’s position as a premier wood products company, committed to continuous improvement in all aspects of our business. With the addition of Norbord’s operations and employees to our organization, we are looking forward to continuing to demonstrate our leading performance across all our segments in the coming year.

Ray Ferris

President and Chief Executive Officer

ANNUAL INFORMATION FORM

Date

This Annual Information Form (“AIF”) of West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us”, “our” or the “Company”) is dated as of February 11, 2021. Except as otherwise indicated, the information contained in it is as of December 31, 2020.

For definitions of various abbreviations and technical terms used in this AIF, please see the Glossary of Industry Terms found in our most recent Annual Report.

Where this AIF includes information from third parties, we believe that such information (including industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third party information and cannot assure you of its accuracy or completeness.

All financial information in this AIF is presented in Canadian dollars, unless otherwise indicated.

Forward-looking Statements

This AIF, and the Annual Report of which it forms a part, contains forward-looking information” and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, including Norbord, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Forward-looking statements are included herein under the headings “Fibre Supply” (replantation expectations), “Fibre Supply - Fibre Consumption” (log consumption), “Fibre Supply - Mountain Pine Beetle and B.C. Wildfires” (the timing of AAC reductions and the effect on our AACs), “Fibre Supply - Caribou Recovery Planning” (impact on our access to timber supply), “Fibre Supply - Aboriginal Matters” (the potential effect of Aboriginal title or rights), “Human Resources” (status of collective agreement negotiations) and “Capital Structure - Cash dividends”, and are included in our 2020 Management’s Discussion & Analysis incorporated herein under the heading “Risks and Uncertainties”.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (3) risks inherent in our product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on our operations or the operations or demand of our suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration of the Norbord business.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under “Risks and Uncertainties” in our 2020 MD&A, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to update or revise any forward-looking statements publicly, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Business Overview

Norbord Acquisition

On November 19, 2020, we announced that we had entered into an arrangement agreement with Norbord Inc. (“Norbord”) under which we had agreed to acquire Norbord to create a leading global wood products company focused on lumber, panels, pulp and oriented strand board (“OSB”) across North America, Europe and Asia (the “Arrangement Agreement”).

We completed the acquisition of Norbord on February 1, 2021 (the “Acquisition”) and Norbord is now a wholly-owned subsidiary of West Fraser. The Acquisition was completed pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”). We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition and assumed Norbord’s outstanding stock options.

Norbord will be separately filing its audited financial statements for the year ended December 31, 2020 (the “Norbord 2020 Audited Financial Statements”), its annual MD&A for the year ended December 31, 2020 (the “Norbord 2020 MD&A”) and annual information form for the year ended December 31, 2020 (the “Norbord 2020 AIF”) in accordance with its continuing obligations as a reporting issuer (together, the “Norbord Annual Filings”) on Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) concurrently or shortly following the filing of this AIF on SEDAR. The Norbord Annual Filings include important information regarding the business of Norbord and the financial results of Norbord on a stand-alone basis in United States dollars for the year ended December 31, 2020. Investors are referred to the Norbord 2020 AIF for a description of Norbord’s business and products. Investors are referred to Norbord’s 2020 MD&A for a discussion of the results of operations and financial condition of Norbord as at and for the year ended December 31, 2020. Additional information regarding Norbord and the Acquisition is included in our management information circular dated December 15, 2020 (the “Acquisition Information Circular”), for the special meeting of West Fraser’s shareholders that was held on January 19, 2021, to approve the acquisition of Norbord.

Risk factors associated with our ownership of the Norbord business have been included in the risk factors included in our Management Discussion and Analysis for the year ended December 31, 2020 (our “2020 MD&A”) under the heading “Risks and Uncertainties”. This risk factor discussion presents the consolidated risk factors that are material to our business moving forward, with Norbord as a consolidated entity, and include a discussion of risks associated with the integration of Norbord into our business.

Principal Products and Markets

We are a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals and energy with facilities in western Canada and the southern United States. We hold rights to timber resources that are sufficient to supply a significant amount of the fibre required by our Canadian operations and have long-term agreements for the supply of a portion of the fibre required by our United States operations. We carry on our operations through subsidiaries and joint operations in British Columbia (“B.C.”), Alberta and the southern United States (“U.S.”). Our operations located in western Canada manufacture all the products described above except SYP lumber. Our sawmills located in the southern U.S. produce SYP lumber, wood chips and other residuals.

As a result of our acquisition of Norbord on February 1, 2021, we are now the world’s largest producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products. Our business is now comprised of 33 lumber mills, five pulp and paper mills and six renewable energy facilities, 14 OSB facilities, three medium density fibreboard (MDF) facilities, three plywood facilities, two particle board facilities, one laminated veneer lumber (LVL) facility, one treated wood facility and one veneer facility.

The discussion below is focused on West Fraser’s business as of December 31, 2020, and does not include a discussion of Norbord’s business, operations, products or capital structure. Investors are referred to the Norbord 2020 AIF for discussion of the Norbord business, operations, products and capital structure.

Corporate Strategy

We are a diversified producer of wood products with access to extensive timber resources. Our Canadian lumber, plywood, LVL and veneer operations are directly or indirectly the primary source of raw material for our pulp & paper, MDF and energy operations.

Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed work force, the quality of our assets and our well-established people and operating culture. This culture emphasizes cost control in all aspects of the business and internal and external competitiveness. In our approach to employee relations, we emphasize employee involvement and favour internal promotions whenever possible.

We are committed to operating in a financially conservative and prudent manner. The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for both new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. Since most of these sales are in U.S. dollars, exchange rate fluctuations of the U.S. dollar against the Canadian dollar is a major source of earnings volatility for us.

Maintaining a strong balance sheet and liquidity profile, along with our investment grade debt rating enables us to execute a balanced capital allocation strategy. Our goal is to continually reinvest in our operations, across all market cycles, to maintain a leading cost position and prudently return capital to shareholders. We believe that maintaining a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities and is a key tool in managing our business over the long term.

Acquisitions and expansions are considered with a view to extending our existing business lines, particularly in lumber operations, and to product and geographic diversification. Our earnings over the business cycle have enabled us to make significant and ongoing capital investments in our facilities with the goal of achieving, maintaining or improving an overall low-cost position.

Corporate Structure

West Fraser is organized under the Business Corporations Act (British Columbia) and assumed its present form in 1966 by the amalgamation of a group of companies under the laws of B.C. The principal operating subsidiary, West Fraser Mills Ltd., assumed its present form on January 1, 2005 by amalgamation under those laws. West Fraser, Inc., West Fraser Wood Products Inc. and West Fraser Southeast, Inc. are Delaware corporations, while Blue Ridge Lumber Inc., Manning Forest Products Ltd. and Sundre Forest Products Inc. are Alberta corporations. West Fraser Newsprint Ltd. subsists under the laws of Canada. Alberta Newsprint Company (“ANC”) and Cariboo Pulp & Paper Company are unincorporated 50%-owned joint operations governed, respectively, by the laws of Alberta and B.C.

Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, B.C., Canada, V6B 1C1 and our registered office is located at 1500 - 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 4N7.

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned
West Fraser Mills Ltd.	British Columbia	100%
Blue Ridge Lumber Inc.	Alberta	100%
Sundre Forest Products Inc.	Alberta	100%
Manning Forest Products Ltd.	Alberta	100%
West Fraser, Inc.	Delaware	100%
West Fraser Wood Products Inc.	Delaware	100%
West Fraser Southeast, Inc.	Delaware	100%
Cariboo Pulp and Paper Company	British Columbia	50%
West Fraser Newsprint Ltd.	Alberta	50%

Effective February 1, 2021, we own all of the issued and outstanding common shares of Norbord, a corporation incorporated under the CBCA. The principal operating subsidiaries of Norbord are described in the Norbord 2020 AIF under the heading “Corporate Structure”.

History and Development of Business

West Fraser originated in 1955 when three brothers, Pete, Bill and Sam Ketcham, acquired a lumber planing mill located in Quesnel, B.C. (“Quesnel”). From 1955 through 2020 the business expanded through the acquisition of a number of sawmills and related timber harvesting rights and the acquisition or development of lumber, panels and pulp & paper businesses.

Acquisition of Norbord

As described above, we acquired Norbord on February 1, 2021. In accordance with our obligations under the Arrangement Agreement, West Fraser’s common shares were listed on and began trading on the New York Stock Exchange under the symbol WFG on February 1, 2021. Concurrent with this listing, we changed our stock symbol on the Toronto Stock Exchange to WFG. In accordance with the U.S. Exchange Act, the West Fraser Shares have been deemed to be registered under Section 12g-3 of the U.S. Exchange Act as West Fraser is a “successor issuer” to Norbord under the U.S. Exchange Act. Accordingly, we will be required to file continuous disclosure reports with the United States Securities and Exchange Commission (the “SEC”) under the requirements of the U.S. Exchange Act going forward.

Additional Major Developments

Major developments for West Fraser during the last three years include the following:

2018

●   Rebuild of sawmill in High Prairie, Alberta.

●   Commissioned an entirely new sawmill in Opelika, Alabama on the site of the existing sawmill.

●   Completed five continuous dry kilns across Western Canada.

●   Completed planer mill upgrades at facilities in Fraser Lake, B.C., Smithers, B.C. and Sundre, Alberta.

●   Implemented upgraded refining technology at our Quesnel River Pulp mill and an additional concentrator at our Cariboo Pulp mill.

2019

●   Permanently reduced lumber production capacity due to fibre shortages in B.C. by roughly 600 MMfbm through the closure of the Chasm mill and the elimination of the third shift at the Quesnel, Fraser Lake and 100 Mile House mills.

●   Completed primary breakdown upgrade at McDavid, Florida.

●   Completed log merchandiser at Joyce, Louisiana.

●   Completed new planer in Augusta, Georgia.

2020

●   Completed the successful implementation of a new sales system for the Company’s SPF lumber business.

●   Completed a new planer mill in Opelika, Alabama.

●   Completed an upgrade of the veneer dryers at our plywood facility in Edmonton, Alberta.

Sales Revenue

($ millions - for the year ended December 31)
	2020	2019	2018	2017	2016
Lumber	4,491	3,442	4,456	3,671	3,145
Panels	634	605	676	600	529
Pulp & Paper	867	966	1,163	988	887
Intracompany fibre sales	(142)	(136)	(177)	(125)	(111)
	5,850	4,877	6,118	5,314	4,450

Markets

The markets for our products are highly competitive and product pricing can be volatile. Our products are sold in markets open to a number of companies with similar products and we compete with global producers. Our competitive position is affected by factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per unit manufacturing costs, and the quality of our final products. Some of our products may also compete with non wood fibre-based alternatives or with alternative products in certain market segments. Purchasing decisions by customers are generally based on price, quality, service and availability of supply. However, because commodity products such as ours have few distinguishing properties from producer to producer, competition for these products is based primarily on price. Prices and sales volumes are influenced by general economic conditions and the balance of supply and demand for the product. The following table shows selected average benchmark prices for the past five years for the primary products of the type we produced, although these prices do not necessarily reflect the prices we obtained.

Average Benchmark Prices

(In US$ except plywood)

	2020	2019	2018	2017	2016
SPF #2 & Better 2x4 (per Mfbm)[1]	556	360	480	401	305
SPF #3 Utility 2x4 (per Mfbm)[1]	435	285	372	323	240
SYP #2 West 2x4 (per Mfbm)[2]	576	384	501	433	409
Plywood (per Msf 3/8” basis)[3] Cdn$	593	459	548	509	432
NBSK—U.S. Spot (per tonne)[4]	638	669	1,337	1,105	978
NBSK—China (per tonne)[5]	588	620	868	712	599
Newsprint (per tonne)[6]	632	732	740	584	560
US$/CAD$[7]	0.746	0.754	0.772	0.771	0.755
Sources:	(refer to our 2020 Management’s Discussion & Analysis for Canadian dollar equivalent prices of the products described herein)
1.	Random Lengths - Net FOB mill.

2.	Random Lengths - Net FOB mill Westside.

3.	Crow’s Market Report - Delivered Toronto.

4.	Resource Information Systems, Inc. - U.S. spot price, delivered U.S. (2016-2018 - U.S. list price, delivered U.S.).

5.

Resource Information Systems, Inc. - China net price, delivered China. The China net price is the average of the North America and Scandinavia NBSK price (2016-2017 - China list price, delivered China).

6.	Resource Information Systems, Inc. - Newsprint 27.7lb East, delivered (2016-2017 - U.S. Newsprint 48.8 gram, delivered).

7.	Bank of Canada annual average exchange rate.

Fibre Supply

Our operations are dependent on the consistent supply of substantial quantities of wood fibre in various forms. The primary manufacturing facilities, which produce lumber, plywood and LVL, consume whole logs, while the pulp & paper and MDF facilities mostly consume wood by-products in the form of wood chips (including from whole-log chipping operations), shavings and sawdust resulting from the production of lumber, plywood or LVL. Many facilities also consume hog fuel and wood waste in energy systems.

In B.C. and Alberta substantially, all timberlands are publicly owned and the right to harvest timber is acquired through provincially granted licences. Licences grant the holder the right to harvest up to a specified quantity of timber annually and either have a term of 15 to 25 years and are replaceable or have a shorter term but are not replaceable. Government objectives in granting licences include responsible management of timber, soils, wildlife, water and fish resources and the preservation of biodiversity and the protection of cultural values. The objectives also include achieving the fullest possible economic utilization of the forest resources and employment in local communities.

Timber tenures in B.C. and Alberta require the payment of a fee, commonly known as stumpage, for timber harvested pursuant to its terms. Stumpage in Alberta is product/price specific and varies with the sales price of the product into which the logs will be converted. Stumpage in B.C. is substantially based on the results of certain publicly auctioned timber harvesting rights.

Timber tenures in B.C. and Alberta require the holder to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforestation projects are planned and supervised by our woodlands staff and are subject to approval by relevant government authorities. Our timber harvesting operations are carried out by independent contractors under the supervision of our woodlands staff.

Canadian woodlands operations directly managed by West Fraser are independently audited and certified by the Sustainable Forestry Initiative (“SFI”) for fibre sourcing and sustainable forest management. Sustainable forest management means managing the forest in a way that maintains an ecologically sustainable and socially desired balance of values. It aims to ensure all the values present in the forest today, such as recreation, biodiversity, habitat protection, clean water, and others, will be there for future generations to use and enjoy. Our harvesting practices are designed to harvest timber safely and efficiently while minimizing environmental impacts. Our harvesting practices create openings that are consistent with the effects of natural disturbances common in our forests, like those that fire and insects create. Openings create the best conditions for regeneration for most of the tree species we manage. What we harvest and reforest reflects the profile of the tree species where we operate. On average we plant approximately 60 million native tree seedlings annually and all harvest sites are re-established as forests for the future.

The following table summarizes the timber tenures, as at December 31, 2020, which supply the Canadian mills that we own or in which we have an interest, as well as our AAC for such tenures.

Timber Tenures

(thousand m3)

Location	Tenure[1]	Expiry	AAC
B.C.	Coniferous Long-term	2022 - 2035	5,236
	Coniferous Short-term	2035	200
Alberta	Coniferous Long-term	2021 - 2033	6,460
	Deciduous Long-term	2021 - 2033	1,315
1.	Long-term tenures include TFLs, FMAs, timber quotas and forest licences, which are renewable timber tenures. Short-term tenures include non-replaceable forest licences.

We do not own or manage any timberlands in the U.S.

Fibre Consumption

Annual log requirements for our Canadian sawmills, plywood facilities and LVL plant, all operating at the capacities described herein, would total approximately 12 million m3. Recently, we have been accessing approximately 74% of these requirements from the quota-based tenures described in the above table and the balance is typically acquired from third parties holding short or long-term timber harvesting rights, including independent logging contractors, Aboriginal groups, communities and woodlot owners. We do not necessarily consume the maximum permitted volume of logs that may be harvested from our tenures annually but will adjust between tenure and purchase logs depending on circumstances including the availability of purchase logs and our ability to secure approvals to harvest in economically viable stands.

Our U.S. operations, which produce SYP lumber, would consume approximately 13 million tons of logs per year if operating at the capacity described herein. Our U.S. operations have access to approximately 14% of their log requirements under certain long-term supply contracts, 7% from timber deeds and the balance is purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations, the United States Forest Service and private landowners.

Mountain Pine Beetle and B.C. Wildfires

The mountain pine beetle infestation in the B.C. interior reached a peak, in terms of the annual timber mortality rate, more than 15 years ago. Approximately 37% of B.C.’s crown forest is within the timber harvesting land base (“THLB”), and approximately 29% of the THLB was represented as mature pine forest at the outset of the mountain pine beetle epidemic. When assessing the THLB of B.C.’s interior, approximately 29% was the mature pine forest estimate at the onset of the mountain pine beetle outbreak. The non-recoverable timber losses to the mature pine forests within our operating areas are significant.

The Province of B.C. previously increased the AAC on dead pine stands and limited the harvest of non-pine species until the salvage of dead pine stands comes to a conclusion. The AAC has been or will be reduced to reflect lower mature inventories as dead pine stands are harvested or when they are no longer economic to harvest. The Province has reduced the AAC in B.C.’s central interior by approximately 38% in the past five years. Although the majority of reductions have occurred, we expect this process to continue for up to another five years as the Province transitions AACs by incrementally reducing mountain pine beetle uplifts. To date, B.C.’s Chief Forester has announced reductions of the AAC in eight of our operating areas in the interior.

Wildfires in B.C. burned over two million hectares of forest land in 2017 and 2018 combined. Our Cariboo region operating areas were significantly impacted. Salvage of fire damaged trees is largely completed, and non-recoverable timber losses are significant in these burned forests due to a combination of burn intensity and relatively quick onset of subsequent decay resulting in timber being unusable for primary wood products.

As the timing of future AAC reductions and the effect on our AACs will depend on a variety of factors, including the impact of wildfires and the amount of non-pine species available for harvest, the full effect on our operations cannot reasonably be determined at this time.

In Alberta, the Minister and the forest industry continue to implement aggressive programs for mountain pine beetle detection, single tree control and focused harvesting activity. The mountain pine beetle infestation significantly expanded from Jasper National Park into our Hinton forest management area (“FMA”) in 2017 and 2018. The mountain pine beetle has also spread into the Edson FMA and, to a lesser extent the Sundre FMA. We continue to work aggressively to reduce the number of susceptible pine stands and conduct spread control activities across the region in concert with other forest industry participants and the Alberta government.

Caribou Recovery Planning

In 2020, the Government of Alberta signed an agreement with the Government of Canada consistent with Section 11 of the Species at Risk Act. That agreement commits the Government of Alberta to prepare and implement caribou recovery plans for at risk populations. The Government of Alberta has established Regional Task Force to build plans and identify socio-economic impacts. We have been working with the Province to develop strategies that support caribou recovery while maintaining our access to the forest resource. The AAC impact from federal and provincial recovery plans will become evident when the final location of the conservation areas and the forest management regimes are identified and implemented.

In British Columbia, the provincial and federal governments have entered into a conservation agreement for all Southern Mountain Caribou ranges in the Province. The initial focus of that work has been on the Central Group, which is comprised of three herds in the South Peace area. The conservation agreement includes a partnership agreement with Indigenous communities which identified specific zones and harvest deferral areas to manage caribou recovery. These agreements will impact our access to timber supply, although the full extent is yet to be determined.

Forestry Certification

All West Fraser operations have voluntary fibre supply chain standards certification. We obtain external certification from several accredited standard-setting certification bodies which offer independent verification of the measures that we take to mitigate the effects of our activities on the environment. All timber sources that are not forest management certified are procured following sourcing standard requirements to ensure West Fraser only sources fibre from legal, responsible sources. Fibre sourcing requirements include landowner outreach measures to promote the practice of biodiversity, use forestry best management practices to protect water quality, and to encourage the use of qualified forest management and harvesting professionals.

Canadian operations are certified to the SFI Fiber Sourcing Standard, with all woodlands operations directly managed by us certified to SFI’s Sustainable Forest Management Standard, both of which are internationally recognized certification programs.

We also subscribe to the chain of custody certification Programme for Endorsement of Forest Certification (“PEFC”) standard for our Canadian produced forest products. PEFC chain of custody assures customers that the fibre in the supply chain comes from sources that comply with applicable laws, regulations and sustainable resource standards. The standard also demonstrates avoidance of sourcing fibre from controversial sources.

PEFC is a global organization that provides a mutual recognition framework for national certification systems. PEFC recognizes more than 25 national certification systems, including SFI, and assures customers that differing systems provide a consistent level of sustainable forest management.

Our pulp operations and MDF mills are registered to the Forest Stewardship Council’s (“FSC”) Standard for Chain of Custody Certification and the Standard for Company Evaluation of FSC Controlled Wood. This standard independently verifies that these operations do not source fibre from wood harvested: (i) illegally, (ii) in violation of traditional and civil rights, (iii) in forests where high conservation values are threatened by management activities, (iv) in forests being converted to plantations or non-forest use, (v) from forests in which genetically modified trees are planted, or (vi) in violation of any of the International Labour Organization (“ILO”) Core Conventions, as defined in the ILO Declaration on Fundamental Principles and Rights at Work, 1988.

We do not own or manage any forestlands in the United States. However, our U.S. sawmills procure wood from a variety of sources normally within an approximate 70-mile radius of each mill. All our U.S. mills are certified under the SFI Fiber Sourcing Standard.

For more information concerning our sustainable and environmentally sound forest practices see below under the heading “Environment and Social” and our Responsibility Report at www.westfraser.com.

Residual Fibre Supply

In Canada substantially all our requirements for wood chips, shavings and sawdust and hog fuel are supplied from our own operations, either directly or indirectly through trades. This reduces our exposure to risks associated with price fluctuations and supply shortages of these products.

Our B.C. sawmills and plywood plants produce substantially all of the fibre requirements of our B.C. pulp operations and MDF plant. The Alberta MDF plant obtains its fibre from the adjacent Blue Ridge sawmill and other sawmills in the area. The Hinton pulp mill obtains its fibre from the adjacent Hinton sawmill and other sawmills in the area owned by us. At times we produce whole log chips to supplement the supply of residual chips from our various sawmills. The fibre requirements of our 50%-owned newsprint mill are obtained from local sawmills, including our sawmill in Blue Ridge and the Slave Lake veneer operation, through chip purchase agreements and log for chip trades using logs harvested from the newsprint mill’s tenures. The Slave Lake deciduous FMA provides most of the fibre requirements of the Slave Lake pulp mill, with the balance being obtained from logs purchased from local suppliers.

The majority of the wood chips produced by our U.S. operations are sold to pulp mills at market prices pursuant to long-term contracts.

Aboriginal Matters

We are committed to working with Indigenous Peoples (including First Nations, Métis and others) with mutual respect and understanding of each other’s interests, values, and goals. Our voluntary forest certification standards include respect for Indigenous Peoples’ property, tenure and use rights. This is specifically addressed in the SFI 2015-2019 Standards and Rules, which recognizes the principles outlined in the United Nations Declaration for the Rights of Indigenous Peoples. As a program participant, West Fraser communicates and collaborates with local Indigenous Peoples and communities in order to better understand their traditional practices with respect to forest management.

Notwithstanding these efforts, our continued access to the forest resource in Canada could be adversely affected by Aboriginal rights and title claims, treaties with Aboriginal groups, non-treaty agreements governments may choose to enter into with Aboriginal groups, other legislation governments may pass related to Aboriginal groups and other commitments made to Aboriginal groups by governments. These, and related duties of government to consult and accommodate Aboriginal groups, could affect the issuance, validity, renewal and exercise and terms and conditions of Crown timber rights and authorizations to harvest, or the timeliness of obtaining such rights.

The Canadian federal government and the provincial governments in Alberta and B.C. have made commitments to renew their relationships with Aboriginal groups, and in some cases have expressed their support for the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) and their intent to adopt and implement it. This includes the passage of the Declaration on the Rights of Indigenous Peoples Act in British Columbia in November 2019 and the introduction of similar legislation by the Federal Government in December 2020.

As the jurisprudence, legislation and government policies respecting Aboriginal title and rights and the consultation process continue to evolve, we cannot predict whether Aboriginal claims will have a material adverse effect on our timber harvesting rights or on our ability to exercise, renew or transfer them, or secure other timber harvesting rights. West Fraser is and will continue to be proactive in its efforts to engage and work with Indigenous Peoples to seek positive and beneficial working relationships and maintain access to the timber harvesting land base.

Human Resources

As at December 31, 2020, we employed approximately 8,115 individuals, including our proportionate share of those in 50%-owned operations. Of these, approximately 5,555 are employed in our lumber segment, 1,275 in our panels segment, 880 in our pulp & paper segment and 405 in our corporate segment. Approximately 36% of our employees are covered by collective agreements. There are no expired collective agreements remaining as at December 31, 2020. Union agreements representing 915 of our employees expire in 2021.

West Fraser believes inclusive, diverse teams build a more vibrant workforce, safer operations and a stronger company overall. In 2020 we surveyed our employees to better understand the diversity of our workforce. At the end of 2020, 14% of our workforce were women and a further 23% were under-represented minorities. Plans have been developed to make measurable progress in 2021 in our ongoing journey of diversity and inclusion.

The safety of our employees is a core value and business priority and our safety goal is to eliminate serious incidents and injuries. We have achieved a 30% reduction in our medical incident rate since 2016. We provide ongoing safety training for our employees to minimize potential risks inherent in forestry-related manufacturing industries. Our Health and Safety Policy and objectives and a description of external safety certifications obtained by us are described in our Responsibility Report available on our website at www.westfraser.com.

Capital Expenditures and Acquisitions

We regularly invest in upgrading and expanding our facilities and operations. However, during periods when earnings are weak, we may reduce capital and other expenditures in order to preserve liquidity. The following table shows the capital expenditures and acquisitions during the past five years.

Capital Expenditures and Acquisitions

($ millions)

Year ended December 31	2020	2019	2018	2017	2016
Lumber	200	339	284	247	195
Panels	14	23	16	22	25
Pulp & Paper	25	39	60	58	42
Corporate & Other	2	9	10	9	11
	241	410	370	336	273
Acquisitions	-	-	-	526	-
	241	410	370	862	273

Energy Efficiency and Green Energy

West Fraser’s objectives are to further increase energy efficiency throughout our operations by investing capital, recovering biomass from processing for bioenergy and developing ways to generate or procure renewable energy.

Currently, 75% of West Fraser’s energy consumption is met from renewable sources, a large portion of which, would otherwise be disposed of as waste but are used in producing green energy.

Almost all the Company’s manufacturing facilities generate some form of renewable energy. Carbon-neutral biomass provides the majority of the thermal energy consumed at our lumber operations. Since 2005, energy initiatives have resulted in a 19% decrease in the intensity of purchased energy across our solid wood operations, and a 31% drop in fossil fuel consumption. Co-generation projects at our Fraser Lake, B.C., Chetwynd, B.C. and Manning, Alberta sawmills produce electricity from residuals and waste biomass. Most of this electricity is sold under long-term contracts.

Our pulp, paper and MDF operations use substantially more energy than our lumber and plywood operations. We have completed several projects to reduce our purchased energy dependence by utilizing sawmill residuals, waste biomass and pulp mill effluent streams to produce heat and steam to dry our wood products as well as generate electricity. Such projects include those at our Hinton and Cariboo pulp mills, which have generating facilities which produce electricity to satisfy most of their energy requirements and in some cases sell excess electricity to the provincial utility. In addition, our Slave Lake pulp mill produces electricity for its own use from bio-gas reclaimed from effluent treatment. The electrical intensity of our BCTMP mills is lower by 35% per ADMT (air-dried metric tonne) since 2005.

Half of our electrical energy comes from renewable sources. In B.C., electricity is purchased from the provincial utility at regulated prices based largely on generation costs. In Alberta, electricity is purchased at market prices through the Alberta power pool. In the U.S., most of the electricity is purchased from large utility producers at established regulated market rates and a small number of facilities purchase electricity distributed through local electric cooperatives with a cost-plus distribution fee structure.

In Alberta, we operate a natural gas-fired power plant at our 50%-owned newsprint mill which provides a partial hedge against high prices of electricity and transmission costs.

Our exposure to energy costs includes the cost to purchase electricity, natural gas, gasoline, diesel fuels, carbon taxes and fuel surcharges on purchased transportation.

Environment and Social

Regulatory Requirements

Our manufacturing operations are subject to environmental protection laws and regulations. We have developed and apply internal environmental management programs and policies to help ensure that our operations are in compliance with applicable laws and standards and to address any instances of non-compliance. We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, which are not expected to have material financial or operational effects on us or our competitive position. We are required to carry out remediation activities, including site decommissioning, under applicable environmental protection laws and regulations. In addition, we are required to carry out reforestation activities under our various timber licences. We maintain accruals in our financial statements for certain environmental, reforestation and decommissioning obligations.

Environmental Attributes of Wood Products

Within the carbon cycle and for climate change mitigation, wood products have three beneficial roles: as a store of carbon, as an alternative to fossil fuel-based materials, and for generating carbon-neutral energy. West Fraser can contribute to climate change mitigation by capturing carbon dioxide (CO2) through sustainable forest management, fixing carbon in the products we make, and using renewable energy.

Our high-efficiency primary manufacturing recovers raw materials for a range of valuable secondary products. We have reduced the waste and material sent to landfill through innovations to our production process to use more of wood residuals, recovering them for value-added products and renewable energy generation. 99% of a log will be utilized: (i) sawdust and shavings are used in our MDF plants or are transformed into fuel and energy to run mill operations; (ii) wood chips and the wood cores from our plywood and veneer operations are used in pulping operations; and (iii) heat, steam, gases and biomass liquids (such as black liquor) that develop during our manufacturing processes are captured to generate bioenergy in our mills or used to create innovative bioproducts such as Amallin™ lignin and Propel™ bio-composite; and (iv) bark is used as fuel in our energy systems.

Converting more construction to wood is identified as a solution for reducing global Greenhouse Gas (“GHG”) emissions because half the weight of solid wood products is stored carbon. Building with wood has a two-fold emissions benefit: carbon storage in solid wood and the displacement of building materials that are more carbon-intensive to produce. West Fraser’s 2020 production held 8.9 million metric tons of carbon dioxide equivalent (CO2e).

West Fraser actively participates in numerous forestry sector and local associations. We support climate-smart and green building initiatives through our membership in the Softwood Lumber Board (“SLB”) to increase market demand for wood products. The SLB, through programs such as WoodWorks and ThinkWood, supports initiatives that promote the benefits and encourage the uses of softwood lumber products in outdoor, residential and non-residential construction.

Lumber, plywood, MDF and LVL are backed by Life Cycle Assessments (LCA)’s, environmental product declarations (“EPD”) and EPD transparency briefs that support its increased use in lower carbon, environmentally-conscious building construction. West Fraser’s certified wood products are eligible for points in one of the most widely used green building rating systems globally, LEED (Leadership in Energy and Environmental Design), sponsored by the United States Green Building Council (USGBC).

Responsible Resource Efficiency

Our goal is to conduct our business in an environmentally, socially and economically responsible manner. We are committed to consciously managing our air and water emissions, working towards efficiency, reducing consumption and developing sustainable energy solutions.

We are focused on replacing fossil fuel energy sources where feasible with renewable and carbon-neutral energy sources. Renewable sources now supply 75% of our operations’ energy needs. We use manufacturing by-products such as wood waste and pulp mill effluent to generate bioenergy and invest capital to improve manufacturing processes’ energy efficiency. Company-wide, scope 1 and 2 GHG emissions have fallen 5% since 2005. Major capital investments in our mills has helped to reduce scope 1 GHG emissions intensity in solid wood manufacturing facilities by 22%. This decrease was achieved during a period of significant production growth due to several mill acquisitions, with lumber production increasing by 41% (from 4,212 MMfbm in 2005 to 5,958 MMfbm in 2020).

With respect to air and GHG emissions, we continue to improve the tracking, management and reporting about our emissions, and our operations are subject to carbon taxes. Carbon pricing and regulations that require reductions in GHG emissions have been introduced in both Canadian provinces where we operate, such as Alberta’s Technology Innovation and Emissions Reduction (TIER) Regulation and B.C.’s Climate Change Accountability Act (CCAA). In May 2016 West Fraser committed to the Canadian forest products industry’s pledge to remove 30 megatonnes (MT) of CO2 per year by 2030—more than 13% of the Canadian government’s emissions target. We support national and international collaborative action and policies to combat climate change, including market-based approaches to carbon pricing and recognizing the potential for climate change adaptation, sequestration and storage of carbon through productive, sustainable forest management practices.

We specifically address, manage and monitor stream and watercourse protection as part of our sustainable forest management activities. We operate under strict regulations with regard to water or watercourses on the lands where we harvest, which are enforced within our land-use planning within sustainable forest management activities. Our manufacturing plants have systems in place to monitor, treat and filter water and other discharges from our facilities. Pulp operations use and treat large volumes of water and we have invested considerably in improvements to water systems. 95% of the water we use in our pulp operations is treated and returned to the environment.

Most of Canada’s forest land (94%) is publicly owned and the right to harvest timber is only allowed through government granted licences. West Fraser follows strict forest management requirements to be able to maintain and renew government-granted harvesting rights in Canada. We engage in sustainable forest management and our harvesting practices are designed to harvest timber safely and efficiently while minimizing environmental impacts. We replant twice as many trees as we harvest. Since 1955, the Company has planted more than 1.9 billion trees to ensure the forests where we operate are constantly renewed. We are proud of our excellent reforestation record, and we continue to explore new ways to improve our reforestation and silviculture practices. Our goal is to move beyond mere regulatory compliance to focus on conducting our business in an environmentally, socially and economically responsible manner.

Community and Stakeholder Engagement

Stakeholder engagement and consultation is a crucial part of our success as a business. Stakeholder engagement and consultation is embedded in our forest management planning process through our sustainable forest management and fibre sourcing certifications. Identification and consultation with stakeholders is also required by Canadian law to meet the standards and provincial regulations governing the permitting and approval of harvesting and forest management planning on public lands.

Our mills and forest operations often work in partnership with Indigenous Peoples in the regions where we operate. We seek to build respectful, long-term, mutually beneficial working relationships with the Indigenous communities located near the areas in which we operate. In Canada within our forest planning, engagement and consultation processes as well as separate outreach, we work with more than 100 Indigenous communities and organizations in the regions where we harvest timber and manage public forest land under government licences.

Oversight and Further Information

Our Board, particularly the Health, Safety & Environment Committee, together with our executive and our senior leadership teams, set the policy and practice of our environmental, social and governance activities within our business and are responsible for monitoring our safety and environmental performance, including identifying and managing environmental risks.

We have adopted and implemented social and environmental policies and practices that are essential to our operations. Our social, environmental and safety practices are governed by the principles set out in our Code of Conduct, our Environmental Policy and our Health and Safety Policy.

Our Code of Conduct emphasizes our overall commitment to sustainability and sets out specific requirements in areas related to: (i) legal and ethical business conduct; (ii) promotion of safe and healthy work practices; (iii) commitment to operating in an environmentally sustainable manner; (iv) the commitment to human rights and a harassment, discrimination and violence-free workplace; and (v) maintaining a confidential feedback mechanism and conducting regular audits to ensure adherence to the Code.

Our Environmental Policy sets out our commitment to do business in an environmentally, socially, and economically responsible manner. This commitment includes: (i) responsible stewardship of the environment; (ii) sustainable forest management; and (iii) protection of the health and safety of our employees, customers, and the public. Our operating philosophy involves continually improving our forest practices and manufacturing procedures, optimizing the use of resources, and minimizing or eliminating the impact of our operations on the environment.

Environmental excellence is an integral aspect of our long-term business success. We are committed to: (i) complying with all applicable environmental laws and regulations and striving to maintain biodiversity and to protect wildlife habitat and ecosystems; (ii) developing and implementing best practices to continuously improve our environmental performance; (iii) preventing pollution and continuing to improve our environmental performance by setting and reviewing environmental objectives and targets; (iv) conserving, reducing, reusing and recycling wherever practical the resources and materials that we use and ensuring that all waste is safely and responsibly handled and disposed of; (v) employing and encouraging the development and use of environmentally friendly practices and technology; (vi) conducting periodic environmental audits; (vii) providing training for employees and contractors to ensure environmentally responsible work practices; and (viii) communicating our sustainable forest management and environmental performance openly and transparently to our Board of Directors, employees, customers, shareholders, local communities and other stakeholders.

In addition, we have also adopted a Health and Safety Policy. Safety is a core value and a business priority, and we are committed to maintaining a safe workplace and strive to be an industry leader by managing an effective safety program, complying with all laws and regulations, and continuously improving our performance. Within our safety program, we have identified key responsibilities for executive management, operating site management, employees and contractors, as detailed in our safety policy. The Health and Safety Policy requires management to develop and maintain company-wide and site-specific occupational health and safety programs, that include core guidelines and systems to measure ongoing effectiveness. Our employees are also responsible for following established safe work procedures as outlined in their job duties and company safety guidelines, including reporting unsafe conditions, acts, and practices.

Our goal is to measure and report our performance on an ongoing and comprehensive basis. We are implementing internal monthly, quarterly and annual reporting that tracks performance indicators, including compliance with permits, environmental monitoring, health and safety performance, material inputs and outputs, community concerns expressed, and actions taken in response, and reforestation and regeneration activities.

We are committed to providing comprehensive and transparent information regarding our environmental, social and governance (ESG) matters. Additional information is detailed in the Responsibility Report, prepared in alignment with the Global Reporting Initiative (GRI), a global standard for reporting on a range of economic, environmental and social impacts. The report is also indexed to the Sustainable Accounting Board Standards (SASB) for Building Products & Furnishings, Forest Management, Pulp and Paper Products and reflects certain recommendations of the Task Force of Climate-Related Financial Disclosures (TCFD). It is available in the “Responsibility” section of our website at www.westfraser.com.

Research and Development

We support industry research and development organizations and conduct research and development at several plants to improve processes, maximize resource utilization and develop new products and environmental applications. In addition, in the previous five years we have focused on projects in bioenergy generation and bioproducts, including cellulose bio-composites and alternative uses for lignin recovered during the pulping process.

Lumber

Sales

Lumber produced at our Canadian sawmills and sold to North American customers is marketed and sold from our sales office in Quesnel, B.C. while sales to offshore markets are made from our export sales office in Vancouver, B.C. Offshore sales activities are complemented by a customer service office in Japan. Lumber produced at our U.S. sawmills is marketed by our sales group in Memphis, Tennessee and St. Marys, Georgia. From time to time, we purchase lumber for resale in order to meet requirements of customers.

In 2020, sales of lumber were made to customers in the U.S. and Canada and to customers offshore, predominantly in China and Japan. Most lumber shipments to North American customers by our Canadian operations were made by rail and the balance by truck. Most lumber shipments to North American customers by our U.S. operations were delivered by truck and the balance by rail. Offshore shipments from both Canada and the U.S. were made through various public terminals in bulk or container vessels.

Shipments and sales of our lumber products can be impacted by seasonal influences. Shipments from our Western Canadian mills can be affected by winter weather that affects rail and other transportation services. In the summer months, during fire season, logging, manufacturing and transportation can all be affected by wildfire activity or by evacuation alerts or orders in regions where we operate. Operations in our U.S. south can be affected by hurricanes and other extreme weather conditions. Home construction activity which significantly influences the demand for our products has historically been higher in the first half of the year and experiences a seasonal slow down in the third quarter. A significant portion of our SYP products are used in treated wood applications and demand for these products is often highest in anticipation of spring and summer construction activity.

Softwood Lumber Dispute

The Canada - U.S. Softwood Lumber Agreement (“SLA”) expired in October 2015 and on the expiry of that agreement a one-year moratorium on trade sanctions by the U.S. came into place. The Government of Canada and the U.S. Trade Representative have been unable to reach agreement on a new managed trade agreement.

In November of 2016 a coalition of U.S. lumber producers petitioned the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian producers and levy countervailing and antidumping duties against Canadian imports. The USDOC made its preliminary determination regarding countervailing duties (“CVD”) in April 2017, and in June 2017 for antidumping duties (“ADD”). In December of 2017 CVD and ADD rates for West Fraser were revised to 17.99% and 5.57% respectively. On February 3, 2020, the USDOC released the preliminary results from the first Administrative Review (“AR1”) for the Period of Investigation from April 28, 2017 to December 31, 2018. On November 24, 2020, the USDOC finalized the rates for AR1 and effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the revised cash deposit rate of 1.40% and 7.57%, respectively.

The details are described more fully in Note 25 to the 2020 annual consolidated financial statements and under “Discussions & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute” in the 2020 Management’s Discussion & Analysis.

A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs and other trade barriers that restrict or prevent access represent a continuing risk to us. The SLA had provided our Canadian lumber operations with continued access to the U.S. market and the imposition of future trade barriers could impair that access.

Operations

We operate 33 sawmills and a wood treating facility at the Sundre, Alberta sawmill. Our Canadian sawmills, of which six are in B.C. and another six are in Alberta, produce spruce, pine, fir lumber of various grades and dimensions. Our 21 U.S. sawmills produce southern yellow pine lumber of various grades and dimensions.

Capacity and Production

(both MMfbm)

	2020	2019	2018	2017	2016
Capacity (year-end)
B.C.	1,835	1,835	2,170	2,460	2,465
Alberta	1,700	1,700	1,700	1,690	1,635
U.S. south	3,200	3,200	3,200	3,050	2,400
	6,735	6,735	7,070	7,200	6,500
Production
B.C.	1,558	1,682	2,236	2,257	2,303
Alberta	1,599	1,529	1,556	1,552	1,493
U.S. south	2,801	2,703	2,817	2,424	2,139
	5,958	5,914	6,609	6,233	5,935

Lumber production capacity is generally based on our sawmills running on a five-day, two-shift basis with certain exceptions where logs may be available to run a third shift. The capacity figures stated above for 2018 and 2019 give effect to the permanent production curtailments at a number of our B.C. sawmills in 2018 and 2019.

Panels

Sales

Plywood, LVL and MDF are marketed from our sales office in Quesnel, B.C. to retail outlets, wholesale distributors, remanufacturers and treating businesses. MDF is marketed under the names “Ranger”™, “WestPine”™, and “Eco-Gold”™ both from our sales office and through distributors.

In 2020 most of our sales of plywood were made to customers in Canada and sales of MDF and LVL were to customers in the U.S. and Canada. Shipments were by rail or truck. Plywood sales follow a seasonal pattern of demand with the strongest demand being in September and October.

Operations

Our panel operations include three plywood mills that primarily produce standard softwood sheathing plywood, two MDF mills, each with the flexibility to manufacture varying thicknesses and sizes, an LVL mill, and a veneer mill that produces veneer for use in our Edmonton plywood mill. A fire at our MDF plant in Quesnel on March 9, 2016 resulted in the closure of the plant while repairs and reconstruction took place. The rebuilt plant began producing board on April 29, 2017 and returned to normal production levels by the end of 2017. This reduced 2016 and 2017 MDF production compared to prior years. In 2018, we reduced the operating schedule at our LVL mill to more closely match market conditions which resulted in reduced capacity.

Capacity and Production

	2020	2019	2018	2017	2016
Plywood (MMsf 3/8” basis)
Capacity (year-end)	860	860	860	860	850
Production	762	818	833	838	826
MDF (MMsf 3/4” basis)
Capacity (year-end)	250	250	250	250	250
Production	209	221	224	191	160
LVL (Mcf)
Capacity (year-end)	2,600	2,600	2,600	3,200	3,200
Production	1,948	2,034	2,251	2,676	2,215

Pulp

Sales

Pulp is marketed out of our pulp sales office in Vancouver, B.C. In 2020, sales of both NBSK and BCTMP were to customers in North America, Asia (predominantly China) and to other offshore customers. Shipments within North America were primarily by rail and those to offshore customers were by rail and truck to Vancouver, B.C. and then by bulk or container vessels.

Operations

BCTMP is produced at our Slave Lake pulp mill, primarily from hardwood aspen, and is also produced at our Quesnel River pulp mill, primarily from softwood species. These pulps are used by paper manufacturers to produce paperboard products, printing and writing papers and a variety of other paper grades. NBSK is produced at our Hinton and Cariboo pulp mills and is used by paper manufacturers to produce a variety of paper products, including tissues and printing and writing papers.

Capacity and Production

(Mtonnes)

	2020	2019	2018	2017	2016
BCTMP
Capacity (year-end)	690	690	690	690	680
Production	662	677	652	674	665
NBSK
Capacity (year-end)	570	570	570	570	570
Production[1]	462	460	499	498	527
1.	Reflects West Fraser’s 50% ownership of the Cariboo pulp mill.

Newsprint

Sales

Newsprint is sold to various publishers and printers in North America and delivered by rail and truck.

Operations

Our 50%-owned newsprint mill at Whitecourt, Alberta produces standard newsprint in basis weights: 34, 36, 38, 40, 41.5, 43 and 45 grams per square metre.

Capacity and Production1

(Mtonnes)

	2020	2019	2018	2017	2016
Capacity (year-end)	135	135	135	135	135
Production	105	114	119	122	128
1.	Reflects West Fraser’s 50% ownership.

Risk Factors

A detailed discussion of risk factors is included under the heading “Risks and Uncertainties” in Management’s Discussion & Analysis for the year ended December 31, 2020, which is incorporated herein by reference. Our Management’s Discussion & Analysis is available on SEDAR at www.sedar.com.

Capital Structure

Share Capital

Our authorized share capital consists of 430,000,000 shares divided into:

(a)	400,000,000 Common shares,

(b)	20,000,000 Class B Common shares, and

(c)	10,000,000 Preferred shares, issuable in series.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the Toronto Stock Exchange under the symbol WFT while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

As at December 31, 2020, the issued share capital consisted of 66,397,144 Common shares and 2,281,478 Class B Common shares for a total of 68,678,622 shares (as at December 31, 2019 - 69,662,767 shares). On February 1, pursuant to the closing of the Norbord Acquisition, 54,484,188 Common shares were issued. Immediately after the completion of the transaction, there were 123,163,635 Common shares and Class B common shares outstanding, including a January 2021 issuance of West Fraser shares under our employee share purchase plan. On February 1, 2021, West Fraser’s Common shares were listed on the New York Stock Exchange and began trading under the symbol WFG. At the same time, the symbol on the Toronto Stock Exchange was also changed to WFG.

Description of Debt Securities

In October 2014, we issued US$300 million of fixed-rate senior unsecured notes. The notes bear interest at the rate of 4.35% per annum and mature in October 2024. The notes are redeemable, in whole or in part, at our option at any time.

Credit Ratings

As shown in the table below, West Fraser is rated by three rating agencies. West Fraser pays annual fees to maintain its debt and corporate ratings. The ratings are assigned both on a corporate level and specifically to our US$300 million notes maturing October 2024. The ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by each rating agency.

Agency	Rating	Outlook
DBRS[1]	BBB(low)	Stable
Moody’s2	Baa3	Stable
Standard & Poor’s3	BBB-	Stable

1.

DBRS credit ratings for long-term obligations range from AAA to D. A rating of BBB is described by DBRS as “adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events”. Additional information on the rating is available on DBRS’s website.

2.

Moody’s credit ratings for long-term obligations range from Aaa to C. Moody’s describes obligations rated Baa as “subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics”. Additional information on the rating is available on Moody’s website. On February 1, 2021, Moody’s revised our outlook from negative to stable.

3.

S&P credit ratings for long-term obligations range from AAA to D. A rating of BBB- is described by S&P as “considered lowest investment grade by market participants”. Additional information on the rating is available on S&P’s website.

Market Prices

The following table sets forth adjusted market prices and trading volumes of our Common shares on the Toronto Stock Exchange for each month of 2020 and 2019.

	2020				2019
	High	Low	Close	Volume	Close	Volume
	($)	($)	($)	(000’s)	($)	(000’s)
January	62.16	52.33	53.02	7,792	78.27	8,344
February	65.11	49.19	50.12	8,262	64.77	7,975
March	51.24	21.60	26.84	17,387	65.00	8,344
April	41.00	23.34	38.74	10,393	68.97	8,432
May	41.19	33.88	37.26	11,483	52.69	8,828
June	48.63	36.62	47.72	9,288	59.70	8,242
July	67.04	48.21	66.32	9,146	51.59	7,724
August	75.30	64.40	69.95	7,405	46.90	7,213
September	73.90	60.80	61.86	7,460	53.00	7,116
October	68.42	58.76	61.79	5,702	60.90	8,176
November	76.14	62.24	71.91	9,098	57.77	6,495
December	86.50	73.12	81.78	8,552	57.28	6,947
Total				111,968		93,836

Source: http://tradingdata.tsx.com

Cash dividends

The declaration and payment of cash dividends is within the discretion of our Board of Directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. On an annual basis, dividends of $0.80 per share were declared in 2020 and 2019, $0.70 per share were declared in 2018, $0.36 per share were declared in 2017 and $0.28 per share were declared in 2016. There can be no assurance that dividends will continue to be declared and paid by us in the future, as the discretion of the Board of Directors will be exercised from time to time taking into account our current circumstances.

Transfer Agent

Our transfer agent and registrar is AST Trust Company (Canada), with registers of transfers in Vancouver, B.C. and Toronto, Ontario.

Experts

Our auditors are PricewaterhouseCoopers LLP (“PwC”), who prepared the Auditor’s Report included with our annual consolidated financial statements for the year ended December 31, 2020. PwC has confirmed that it is independent with respect to us, within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of B.C., as of February 11, 2021.

Directors and Officers

Directors

The names and municipalities of residence of the directors of the Company as of February 11, 2021, their principal occupations during the past five years and the periods during which they have been directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since

Henry H. Ketcham Vancouver, B.C.	Chairman of the Board	September 16, 1985

Reid E. Carter1 & 4 West Vancouver, B.C.	Corporate Director	April 19, 2016

Raymond W. Ferris Vancouver, B.C.	President and Chief Executive Officer	April 23, 2019

John N. Floren2, 3 & 4 Eastham, Massachusetts	President and Chief Executive Officer, Methanex Corporation	April 19, 2016

Brian G. Kenning2 & 4 Vancouver, B.C.	Corporate Director	April 19, 2017

John K. Ketcham[3] Santa Monica, California	Real Estate Developer	April 28, 2015

Marian Lawson2 & 3 Toronto, Ontario	Corporate Director	February 1, 2021

Colleen M. McMorrow1 & 3 Oakville, Ontario	Corporate Director	February 1, 2021

Gerald J. Miller1 & 3 Kelowna, B.C.	Corporate Director	April 19, 2012

Robert L. Phillips2, 4 & 5 Anmore, B.C.	Corporate Director	April 28, 2005

Janice G. Rennie1, 2 & 4 Edmonton, Alberta	Corporate Director	April 28, 2004

Gillian D. Winckler1 & 3 Vancouver, B.C.	Corporate Director	April 19, 2017
1.	Member of the Audit Committee.
2.	Member of the Human Resources & Compensation Committee.
3.	Member of the Health, Safety & Environment Committee.
4.	Member of the Governance & Nominating Committee.
5.	Lead Director.

Each of our directors, other than Marian Lawson and Colleen McMorrow whose background and experience is described below, has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for Henry Ketcham who before April 19, 2016 was our Executive Chairman; Reid Carter who before December 31, 2018 was President, Brookfield Timberlands Management LP; Raymond Ferris who before July 1, 2019 was our President and Chief Operating Officer, before February 15, 2016 was our Vice-President, Wood Products; and Gillian Winckler who before June 2015 was CEO and President, as well as CFO for a brief period of Coalspur Limited.

We appointed each of Marian Lawson and Colleen McMorrow to our board of directors concurrently upon completion of our Acquisition of Norbord on February 1, 2021 in accordance with our obligations under the Arrangement Agreement.

●

Ms. Lawson is a Corporate Director who recently retired after 32 years with Scotiabank. She was Executive Vice President, Global Head, Financial Institutions and Transaction Banking at Scotiabank from 2014 to 2018. Prior thereto she served in several senior management positions, including Deputy Head of Corporate Banking and Vice President of Internal Audit. She has over 33 years of experience in capital markets, assisting numerous management teams and senior executives in the execution of their strategies. In 2016, she received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award. Ms. Lawson is a director of Canadian Tire Bank (2018 to present) and was a board member of 1832 Asset Management LP, (a wealth management subsidiary of Scotiabank) from 2016 to 2018. Ms. Lawson was appointed as a director of Norbord in 2020.

●

Ms. McMorrow is a Corporate Director, including for certain private companies and not-for-profit corporations, and a Chartered Professional Accountant, Chartered Accountant. She was a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies. From 2009 to 2016, Ms. McMorrow was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and the firm’s Growth Markets Leader (high-growth entrepreneurial companies). Ms. McMorrow is a director of Ether Capital Corporation (2018 to present), Exco Technologies Limited (2017 to present) and was a director of LOGIC Asset Management (2017 to 2018). Ms. McMorrow was appointed as a director of Norbord in 2020.

The term of office of each director will expire at the conclusion of the Company’s next annual general meeting.

Officers

The names and titles of the officers of the Company on February 11, 2021 are as follows:

Name and Municipality of Residence	Office Held

Raymond W. Ferris Vancouver, B.C.	President and Chief Executive Officer

Christopher A. Virostek North Vancouver, B.C.	Vice - President, Finance and Chief Financial Officer

Sean P. McLaren Collierville, Tennessee	President, Solid Wood

Peter C. Wijnbergen Toronto, Ontario	President, Engineered Wood

Christopher D. McIver North Vancouver, B.C.	Senior Vice - President, Marketing and Corporate Development

Robin A. Lampard Toronto, Ontario	Senior Vice - President, Finance

Brian A. Balkwill Quesnel, B.C.	Vice - President, Canadian Wood Products

Kevin J. Burke Greenville, South Carolina	Vice - President, North American Engineered Wood Products

Name and Municipality of Residence	Office Held

Alan A. Caputo Olds, Alberta	Vice-President, Human Resource

Keith D. Carter Quesnel, B.C.	Vice-President, Pulp and Energy Operations

Mark R. Dubois-Phillips West Vancouver, B.C.	Vice-President, Marketing and Customer Strategy

Chester R. Fort Eads, Tennessee	Vice-President, U.S. Lumber Operations

James W. Gorman Victoria, B.C.	Vice-President, Corporate and Government Relations

D’Arcy R. Henderson Quesnel, B.C.	Vice-President, Canadian Woodlands

James R. Laundry Quesnel, B.C.	Vice -President, Canadian Plywood, MDF and LVL

Alan G. McMeekin Milngavie, Scotland	Vice-President, European Engineered Wood Products

Adrian A. Plante Quesnel, B.C.	Vice-President, Canadian Lumber

Scott W. Stubbington Oakville, Ontario	Vice-President, Sales Engineered Wood Products

Tom V. Theodorakis Vancouver, B.C.	Secretary Partner, McMillan LLP (lawyers)

Matthew V. Tobin Quesnel, B.C.	Vice-President, Lumber Sales

Charles H. Watkins Memphis, Tennessee	Vice-President, Capital and Technology

Each officer has held the same or a similar office with the organization indicated or a predecessor thereof for the last five years except for Raymond Ferris (see disclosure under “Directors”); Brian Balkwill, who before July 1, 2018 was our Vice-President, Canadian Lumber and before February 15, 2016 was our General Manager, Canadian Lumber; Keith Carter, who before February 15, 2016 was our General Manager, Pulp Operations; D’Arcy Henderson, who before June 23, 2020 was our Vice-President, Canadian Woodlands Operations, before December 10, 2019 was our General Manager, Canadian Woodlands and before September 23, 2019 was our Cariboo Regional Manager; Christopher McIver, who before February 1, 2021 was our Vice-President, Sales and Marketing and before February 16, 2016 was our Vice-President, Lumber Sales and Corporate Development; Sean McLaren, who before February 1, 2021 was our Vice-President, U.S. Lumber and before February 15, 2016 was our Vice-President, U.S. Lumber Operations; Christopher Virostek, who before April 1, 2017 was the Senior Vice-President of Strategy and Corporate Development of Masonite International Corporation; and Charles Watkins, who before February 11, 2020 was Vice-President, U.S. Lumber Manufacturing and before

February 15, 2016 was our General Manager, U.S. Lumber Manufacturing; Alan Caputo, who before January 1, 2021 was our Director of Human Resources and before September 1, 2018 was our General Manager of Human Resources; Adrian Plante, who before January 1, 2021 was our General Manager, Wood Products and before February 12, 2020 was a Regional Manager and prior to April 5, 2016 was a mill manager of our Chasm sawmill; James Laundry, who before January 1, 2021 was our General Manager, Wood Products, before February 12, 2020 was our General Manager, Engineered Wood and Panels and before July 16, 2018 was a Regional Manager; Matthew Tobin, who before January 1, 2021 was our General Manager, Canadian Solid Wood Sales; Chester Fort, who before January 1, 2021 was a Regional Manager; Peter Wijnbergen, who before February 1, 2021 was the President and Chief Executive Officer of Norbord; Kevin Burke, who before February 1, 2021 was the Senior Vice President, North American Operations of Norbord and before 2018 was the Vice President—Operations, South of Norbord; Alan McMeekin, who before February 1, 2021 was the Senior Vice President, Europe of Norbord and before 2018 was the Vice President, Finance and Operations Europe of Norbord; Scott Stubbington, who before February 1, 2021 was the Vice President, Sales of Norbord and before January 2018 was Director, North American Sales of Norbord; Robin Lampard, who before February 1, 2021 was the Senior Vice President and Chief Financial Officer of Norbord; and Mark Dubois-Phillips, who before February 1, 2021 was the Senior Vice President, Sales, Marketing and Logistics of Norbord, before November 2018 was the Vice President, Corporate Development of Norbord and before January 2018 led Hedgehog Technologies International, a company focused on the development of renewable energy.

Shareholdings of Directors and Officers

The directors and officers of the Company as a group, beneficially owned or controlled or directed, directly or indirectly, the following shares of the Company:

	December 31, 2020	December 31, 2019
Common shares	1,422,244	1,393,492
% of total Common shares	2%	2%
Class B Common shares	78,728	78,728
% of total Class B Common shares	3%	3%
% of all shares outstanding	2%	2%

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Christopher Virostek, our Vice-President, Finance and Chief Financial Officer, was a director of Masonite (Africa) Limited (“MAL”), a majority owned subsidiary of Masonite International Corporation (“Masonite”), when MAL commenced voluntary business rescue proceedings in South Africa in December 2015. Mr. Virostek served as a director of MAL in connection with his duties as an employee of Masonite. The business rescue plan of MAL was substantially implemented as provided under its terms and the business rescue proceedings ended in August 2016, at which time Mr. Virostek resigned as a director.

Legal Proceedings and Regulatory Actions

Other than as disclosed below, there are no legal or regulatory proceedings to which we are or were a party, or to which any of our property is or was the subject of, during our financial year ended December 31, 2020, which involve claims that exceed 10% of our current assets. In addition, there are no penalties or sanctions imposed against us by a court relating to Canadian securities legislation or by a securities regulatory authority during our financial year ended December 31, 2020 or any other penalties or sanctions imposed by a court or regulatory body against us which would likely be considered important to a reasonable investor in making an investment decision, and we have not entered into any settlement agreements with a court relating to Canadian securities legislation or by a securities regulatory authority during our financial year ended December 31, 2020. See section “Discussion & Analysis of Annual Results by Product Segment—Lumber—Softwood Lumber Dispute” in our 2020 annual Management’s Discussion & Analysis for a description of developments related to the softwood lumber dispute.

Our 50%-owned newsprint mill in Whitecourt, Alberta has made a claim against the Government of Alberta for compensation under its crown timber tenures related to the woodland caribou recovery plans and associated restrictions on harvesting in certain areas, limitations on volumes that may be harvested and loss of access to harvestable timber that have been imposed or resulted under such plans.

Governance

Corporate governance is guided by our Corporate Governance Policy, a copy of which may be viewed on our website: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of Robert Phillips (chair), Reid Carter, John Floren, Brian Kenning and Janice Rennie, all of whom are independent directors. The committee provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees, succession planning and all other corporate governance matters and practices. On the occasion of each regularly-scheduled meeting of the Board in 2020, the committee met without management representatives present and reviewed these and other issues.

The Corporate Governance Policy includes a Code of Conduct which sets out our policies and requirements relating to, among other categories, legal compliance, safety, environmental stewardship, human rights, anti-corruption and whistleblowing. Additional information is available on our website www.westfraser.com under Corporate Governance.

Audit Committee

The Audit Committee of our Board of Directors assists the Board in fulfilling its responsibility to oversee our financial reporting and audit process. The full text of the Audit Committee’s Charter is attached as Schedule 1.

Members

The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member’s responsibilities as an Audit Committee member. All members of the Audit Committee are considered “independent” and “financially literate” within the meaning of NI 52-110.

Reid E. Carter

Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils. He was president of a large timberlands investment firm and has been involved with that firm and related firms in various senior roles for the last 14 years. Prior to that he served as National Bank Financials’ Paper and Forest Products Analyst.

Colleen M. McMorrow

Ms. McMorrow was appointed a member of our Audit Committee on February 11, 2021. Ms. McMorrow, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant and was a senior client assurance partner with Ernst & Young LLP until her retirement in 2016. She was elected as a Fellow of the Chartered Accountants in 2000. Ms. McMorrow has chaired or been a member of several audit committees of public and private companies in the past and is currently the chair of the audit committees of Exco Technologies Limited and Ether Capital Corporation.

Gerald J. Miller

Mr. Miller, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. He spent 25 years in various roles at West Fraser until his retirement in 2011. While at West Fraser he served in a number of executive positions including Vice-President, Finance and Chief Financial Officer. Mr. Miller is currently the Chair of the audit committee of Granite Real Estate Investment Trust.

Janice G. Rennie

Ms. Rennie, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant. She was elected as a Fellow of the Chartered Accountants in 1998. Ms. Rennie has chaired or been a member of several audit committees of public companies in the past and currently is a member of the audit committees of Methanex Corporation and Major Drilling Group International Inc.

Gillian D. Winckler

Ms. Winckler, who holds a Bachelor of Science and Bachelor of Commerce obtained in South Africa, is a Chartered Accountant (South Africa). Ms. Winckler worked in the audit profession for five years, in corporate finance for five years, and in a number of executive positions with Coalspur Limited and BHP Billiton. Ms. Winckler is currently a member of the audit committees of Pan American Silver Corporation and FLSmidth.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by our independent auditors. The policy provides that the Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.

Unless a service has received general pre-approval, it will require specific pre-approval by the Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Committee reports on the pre-approval process to the full Board of Directors from time to time.

Fees Paid to Auditors

($ thousands)

	2020	2019
Audit Fees[1]	908	702
Audit-Related Fees[2]	131	91
Tax Fees	130	260
All Other Fees[3]	155	15
1.	Represents actual and estimated fees related to fiscal year ends.
2.	For assurance and related services that are reasonably related to the performance of the audit but are not reported as “Audit Fees”.
3.	Includes fees in connection with financial and tax due diligence assignments and various other compliance reporting matters.

Material Contracts

1. On October 15, 2014, we issued US$300 million of fixed-rate senior unsecured notes due October 15, 2024 pursuant to a private placement in the U.S. The notes bear interest of 4.35% with semi-annual payments commencing on April 15, 2015 and are redeemable, in whole or in part, at our option at any time. In the event of a change in control in respect of the Company which is followed within 60 days by ratings downgrades to below investment grade in certain circumstances, unless we have exercised the right to redeem all of the notes, each holder will have the right to require us to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes plus any accrued and unpaid interest.

2. On April 8, 2020 we obtained from a syndicate of lenders an additional $150 million committed revolving credit facility. This committed facility had a term of two years and is made available on substantially the same terms and conditions as the Company’s existing syndicated revolving credit facility from certain lenders that are part of that syndicate. On February 1, 2021, concurrent with the closing of the Acquisition, we amended the terms of our $150 million committed revolving credit facility due 2022 and replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

3. On July 18, 2019, we completed an amendment to our revolving lines of credit to extend the maturity date to August 28, 2024, and to increase the size of our Canadian and U.S. syndicated committed revolving credit facilities from $500 million to $850 million. At the same time, we also amended the terms of the US$200 million term loan to extend the maturity date from August 25, 2022 to August 28, 2024. All other material terms of the revolving lines of credit and the term loan remained unchanged. On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan to facilitate the Acquisition.

4. Arrangement Agreement dated November 18, 2020 with respect to the Acquisition, the material terms of which are described in the Acquisition Circular.

5. Voting and Support Agreement dated November 18, 2020 between Brookfield Asset Management (BAM), the Company and Norbord, where BAM agreed to vote in favour of the Arrangement between the Company and Norbord and provided certain covenants respecting the 2021 annual general meeting of the Company’s shareholders (as described in the Acquisition Information Circular).

6. As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. In accordance with the terms of the Norbord senior notes, we will be required to make a “change of control” offer to repurchase these notes within 30 days of completion of the acquisition of Norbord on February 1, 2021. There is no assurance that the holders of the notes will accept our change of control offers.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, will be contained in the Management Information Circular for the annual general meeting of the Company to be held on April 20, 2021. Additional financial information is provided in our annual consolidated financial statements and Management’s Discussion & Analysis for the year ended December 31, 2020.

Copies of our Annual Report, which will include this AIF and the documents incorporated by reference herein, our annual consolidated financial statements (including the auditor’s report) for the year ended December 31, 2020 and our Management Information Circular may be obtained at any time upon request from us once these documents have been published, but we may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

This AIF, our Annual Report (once published) and additional information concerning the Company may also be obtained on our website www.westfraser.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Copies of the Norbord Annual Filings will also be available on SEDAR.

Schedule 1 – Audit Committee Charter

The Audit Committee Charter, which is set out below, was approved by the Board on February 11, 2020

General Mandate

To assist the Board in fulfilling its responsibility to oversee the Company’s financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws and its own policies.

Responsibilities

The Committee will carry out the following responsibilities:

Financial Statements

●

Review significant accounting and financial reporting issues, including complex or unusual transactions, significant contingencies and highly judgmental areas, and recent professional and regulatory pronouncements, and understand their impact on the Company’s financial statements.

●

Review the interim financial reports (including financial statements, management’s discussion and analysis, and related news releases) with management and the auditors, consider whether they are complete and consistent with the information known to Committee members and either provide a recommendation to the Board with respect to the approval of the interim financial reports or, if so delegated by the Board, approve the interim financial reports and the filing of the same together with all required documents and information with regulators.

●	Understand how management develops interim financial information, and the nature and extent of auditor involvement.

●	Review with management and the auditors the results of the audit, including any difficulties encountered.

●

Review the annual financial statements, the annual management discussion and analysis and related news releases, and consider whether they are complete, consistent with information known to Committee members, and reflect appropriate accounting principles, and provide a recommendation to the Board with respect to the approval of the statements, the management discussion and analysis and the news release.

●	Review with management and the auditors all matters required to be communicated to the Committee under generally accepted auditing standards.

Internal Control

●	Require management of the Company to implement and maintain appropriate internal control procedures over annual and interim financial reporting.

●

Review with management and auditors the adequacy and effectiveness of the Company’s internal control over annual and interim financial reporting, including information technology security and control and controls related to the prevention and detection of fraud and improper or illegal transactions or payments, the status of the remediation of any identified control deficiencies, and elicit recommendations for improvements.

●

Understand the scope of the auditors’ review of internal control over financial reporting, and obtain and review reports on significant findings and recommendations, including those in respect of the Company’s accounting principles or changes to such principles or their application and the treatment of financial information discussed with management, together with management’s responses.

Audit

●	Review the auditors’ proposed audit scope and approach.

●	Review the performance of the auditors and provide a recommendation to the Board with respect to the nomination of the auditors for appointment and remuneration.

●

Review and confirm the independence of the auditors by obtaining statements from the auditors on relationships between the auditors and the Company, including non-audit services, and discussing the relationships with the auditors.

●	Periodically evaluate the need for the establishment of an internal audit function and make appropriate recommendations to the Board.

Compliance

●

Review with management the adequacy and effectiveness of the Company’s systems for monitoring compliance with financial reporting and disclosure laws, including the Company’s disclosure controls and procedures, and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance.

●	Review the findings of any examinations by regulatory agencies, and any auditor observations.

●	Obtain regular updates from management and Company legal counsel regarding compliance matters.

Reporting Requirements

●	Regularly report to the Board about Committee activities, issues and related recommendations.

●	Provide an open avenue of communication between the auditors and the Board.

●	Review any reports the Company issues that relate to Committee responsibilities.

Other Responsibilities

●	Institute and oversee special investigations as needed.

●	Develop and implement a policy for the approval of the provision of non-audit services by the auditors and assessing the independence of the auditors in the context of these engagements.

●

Establish procedures for: (a) the receipt, retention and treatment of complaints received regarding non-compliance with the Company’s Code of Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by officers or employees of the Company or by other persons of concerns regarding questionable accounting, auditing or financial reporting and disclosure matters or non-compliance with the Company’s Code of Conduct or other matters that are of a sensitive or “whistleblower” nature.

●

Assist the Board with its responsibility to, with the advice of management, identify the principal financial and audit risks of the Company and establish systems and procedures to ensure these principal financial and audit risks are monitored, and to make recommendations to the Board.

●

Assist the Board with its responsibility to, with the advice of management, identify the principal information technology, cyber security, information security and IT networks and information systems risks of the Company and establish systems and procedures to ensure these risks are monitored, and to make recommendations to the Board.

●	Annually review the expenses of the Chief Executive Officer.

●

Annually review and approve: (i) the calculation of the ROSE (as such term is defined under the Company’s Executive Bonus Plan) for the purposes of the calculation of executive bonuses under the Executive Bonus Plan; (ii) the calculation of the performance phantom share unit multiple (referred to in the Phantom Share Unit Plan as the Adjusted Performance Phantom Share Unit Amount) and the related calculations of TSR (or total cumulative shareholder return) and ROCE (or average of the aggregate total annual return on capital employed over the applicable period) for the purposes of the calculation of the cash award payout on vested performance phantom share units granted under the Company’s Phantom Share Unit Plan; and (iii) the calculation of such other performance metrics as may be incorporated into any other executive incentive plans or equity based compensation plans used to determine executive bonuses or cash award payouts.

●	Perform other activities related to this charter as requested by the Board.

●	Review and assess the adequacy of this charter annually, requesting Board approval for proposed changes.

●	Review terms of any Code of Conduct established by the Board and respond to any related compliance issues.

●	Confirm annually to the Board that all responsibilities outlined in this charter have been carried out.

Qualifications and Procedures

●	The composition of the Committee will comply with applicable laws including requirements for independence, unrelated to management, financial literacy and audit experience.

●	The Chair of the Committee will be designated by the Board.

●

The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the CFO and a representative of the auditors should be available on request to attend all meetings.

●

The Committee should meet privately in executive session with representatives of each of management and of the auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter.

●

The Committee may retain any outside advisor at the expense of the Company, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.

●	Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board.

2020 MANAGEMENT’S DISCUSSION & ANALYSIS

Introduction and Interpretation

This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company” or “we”, “us”, or “our”) financial performance for the year and three months ending December 31, 2020, should be read in conjunction with the cautionary statement regarding forward-looking statements below, our 2020 annual audited consolidated financial statements and accompanying notes (the “Financial Statements”), and our 2020 fourth quarter unaudited condensed consolidated interim financial statements and accompanying notes. Dollar amounts are expressed in Canadian currency, unless otherwise indicated, and references to US$ are to the United States dollars.

Unless otherwise indicated, the financial information contained in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. An advisory with respect to the use of Non-IFRS measures is set out below.

This MD&A includes references to benchmark prices over selected periods for products of the type produced by West Fraser. These benchmark prices are for one product, dimension, or grade, and do not necessarily reflect the prices obtained by West Fraser during those periods as we produce and sell a wide offering of products, dimensions, grades, and species. For definitions of other abbreviations and technical terms used in this MD&A, please see the Glossary of Industry Terms found in our most recent Annual Report.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.

This MD&A uses the following terms that are found in our most recent Annual Report: “SPF” (spruce/pine/balsam fir lumber), “SYP” (southern yellow pine lumber), “MDF” (medium-density fibreboard), “LVL” (laminated veneer lumber), “BCTMP” (bleached chemithermomechanical pulp),“NBSK” (northern bleached softwood kraft pulp) and “OSB” (oriented strand board).

The information in this MD&A is as at February 11, 2021 unless otherwise indicated.

Forward-Looking Statements

This MD&A contains historical information, descriptions of current circumstances, and statements about potential future developments and anticipated financial results. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader, but their accuracy depends on a number of assumptions and are subject to various risks and uncertainties. These forward-looking statements constitute “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are included under the headings:

●	“Recent Developments - Norbord Acquisition” (anticipated regulatory filings);
●	“Discussion & Analysis of Annual Non-Operational Items - Adjusted Earnings and Adjusted Basic Earnings Per Share” (expected duty rate finalization dates and administrative review commencement);
●

“Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute” (administrative review commencement, adjustment of export duty rates and proceedings related to duty rates);

●	“Capital Expenditures” (progress on construction-in-progress projects);
●	“Business Outlook” (market conditions, production levels, operating costs, production at the Chambord mill, liquidity, cash flows, anticipated debt ratings, and U.S. dollar reporting);

●	“Estimated Earnings Sensitivity to Key Variables” (impact of changes in price and foreign exchange rate);
●	“Cash Flow - Operating Activities” (estimated final 2020 tax payment);
●	“Contractual Obligations” (financial arrangements related to Norbord Acquisition);
●

“Significant Management Judgments Affecting Financial Results  -  Softwood Lumber Dispute” (administrative review commencement, adjustment of export duty rates and proceedings related to duty rates); and

●	“Significant Management Judgments Affecting Financial Results - Recoverability of Long-lived Assets” (judgments regarding carrying value of goodwill).

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (1) the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on our operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration of the Norbord business.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward-looking statements and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Recent Developments

Final Administrative Review (“AR”) 1 Duty Rates

On November 24, 2020, the U.S. Department of Commerce (“USDOC”), issued its final duty rates for the AR1 Period of Investigation (“POI”) dated April 28, 2017 to December 31, 2018. The details on the final rates and the impact on our earnings are under the section “Discussion & Analysis of Annual Results by Product Segment  -  Lumber Segment  -  Softwood Lumber Dispute”. The cash deposit rate for SPF lumber shipments from Canada to the U.S. on or after November 30, 2020 for antidumping duty and December 1, 2020 for countervailing duty will be at 1.40% and 7.57%, respectively. These are the cash deposit rates until the USDOC finalizes AR2 for the POI dated January 1, 2019 to December 31, 2019.

Norbord Acquisition

We completed the acquisition of Norbord Inc. (“Norbord”) on February 1, 2021 (the “Acquisition”). We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition, and Norbord is now a wholly-owned subsidiary of West Fraser. Additional information regarding Norbord and the Acquisition is included in our management information circular dated December 15, 2020, for the special meeting of West Fraser’s shareholders that was held on January 19, 2021, to approve the acquisition of Norbord.

Norbord will be filing its audited financial statements for the year ended December 31, 2020 (the “Norbord 2020 Audited Financial Statements”), its annual MD&A for the year ended December 31, 2020 (the “Norbord 2020 MD&A”) and annual information form for the year ended December 31, 2020 (the “Norbord 2020 AIF”) (together, the “Norbord Annual Filings”) on Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) concurrently or shortly following the filing of this MD&A on SEDAR. The Norbord Annual Filings include important information regarding the business of Norbord and the financial results of Norbord on a stand-alone basis in United States dollars for the year ended December 31, 2020. This MD&A does not include a discussion of the financial results or operations of Norbord for the year ended December 31, 2020, and investors are referred to Norbord’s Annual MD&A for this discussion. In addition, investors are referred to the Norbord 2020 AIF for information on Norbord’s business.

We will include the Norbord 2020 Financial Statements in a business acquisition report to be filed on SEDAR, as required under Canadian securities laws. This business acquisition report will also include pro-forma financial statements that will include (i) a pro-forma balance sheet as at December 31, 2020 that gives effect to the Acquisition as if it had taken place as of December 31, 2020, and (ii) a pro-forma income statement for the year ended December 31, 2020 that gives effect to the Acquisition as if it had taken place on January 1, 2020.

Information regarding the Acquisition is included in the “Subsequent Event” note 26 to our annual audited financial statements for the year ended December 31, 2020. The full accounting for our acquisition of Norbord will be reflected in our interim financial statements for the three months ended March 31, 2021, which will reflect our consolidation of Norbord effective as of February 1, 2021.

In connection with the completion of the Acquisition, our Common shares began trading on the New York Stock Exchange (“NYSE”) on February 1, 2021 under the symbol WFG. At the same time, the symbol on the Toronto Stock Exchange (“TSX”) was also changed from WFT to WFG. In addition, the completion of the Acquisition has resulted in our Common shares being deemed to be registered under Section 12(b) of the United States Exchange Act of 1934, as amended (the “Exchange Act”). Under Rule 12g-3 of the Exchange Act, we are the “successor issuer” to Norbord and will be required to file reports with the United States Securities and Exchange Commission (the “SEC”) in accordance with the requirements of the Exchange Act.

The discussion and analysis that follows below regarding the earnings, cash flows and balance sheets refer only to West Fraser as at and for the year ended December 31, 2020, on a stand-alone basis and does not incorporate the Acquisition or results of Norbord. The discussion regarding Business Outlook reflects our outlook inclusive of the impacts of the Acquisition. In addition, our discussion of the Risks and Uncertainties affecting our business incorporates such Risks and Uncertainties relating to the Acquisition and the acquired operations.

Coronavirus

The impact of the novel Coronavirus (“COVID-19”) pandemic has required unprecedented actions to control the spread of the virus and has resulted in governments and businesses worldwide enacting emergency measures and restrictions to combat the spread of COVID-19. These measures and restrictions, which include the implementation of travel bans, border restrictions, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders, and physical distancing, have caused material disruption to businesses globally, resulting in economic impacts and have led to disruptions to our workforce and operating facilities, customers, production, sales, and supply chain. While some of these restrictions and closures were eased or lifted in the summer, the resurgence of COVID-19 resulted in partial, complete, or expanded re-

imposition of these restrictions. Governments and central banks have reacted with significant monetary and fiscal interventions and other measures designed to stabilize economic conditions.

As a result of the various impacts of COVID-19, we made several adjustments to our operating schedules starting in March of 2020 and into the second quarter of 2020. Operating schedules were largely unaffected in the second half of 2020, although there were minor operation impacts at some of our U.S. operations due to illness-related employee and contractor shortages.

The full economic and financial impact of the COVID-19 outbreak is unknown at this time, as is the effectiveness of government and central bank measures to stabilize the economy and limit the spread of COVID-19 and the timeline for and efficacy of vaccines. It is not possible to reliably estimate the ongoing effects on the economy, our operations, the markets for our products, or our financial results and condition. Since the second quarter of 2020, we have seen a return of robust demand for SYP, SPF, and plywood, which in combination with what is believed to be low inventory levels across the supply chain, and limited additional available capacity due to fibre constraints, has led to increased prices. However, it is uncertain if these demand and supply dynamics will continue or if the resurgence of COVID-19 will negatively impact demand.

The safety, health, and well-being of our employees and others on our sites and the communities in which we operate remains our primary focus. Our goal is to continue to operate safely and to mitigate potential exposure and the spread of COVID-19. We are guided by public health authorities’ requirements, including physical distancing strategies, increased cleaning and disinfection protocols at our sites, issuing protective equipment for our employees, remote working policies in communities that have high rates of COVID-19 cases, the elimination of non-essential travel, and exposure screening.

Annual Results

($ millions, except as otherwise indicated)

	2020	2019	2018
Earnings
Sales	5,850	4,877	6,118
Cost of products sold	(3,434)	(3,652)	(3,617)
Freight and other distribution costs	(709)	(713)	(732)
Export duties, net	(79)	(162)	(202)
Amortization	(272)	(259)	(257)
Selling, general and administration	(247)	(211)	(231)
Equity-based compensation	(11)	(6)	(7)
Restructuring and impairment charges	-	(33)	-
Operating earnings	1,098	(159)	1,072
Finance expense, net	(37)	(49)	(37)
Other	(19)	(11)	37
Tax (provision) recovery	(266)	69	(262)
Earnings	776	(150)	810

Adjusted EBITDA[1]	1,460	301	1,538
Basic earnings per share ($)	11.30	(2.18)	10.88
Diluted earnings per share ($)	11.30	(2.34)	10.62
Cash dividends declared per share ($)	0.80	0.80	0.70
Total assets	5,320	4,668	4,791
Long-term debt, includes current portion	647	660	692
Cdn$1.00 converted to US$ - average	0.746	0.754	0.772
1.	See section “Non-IFRS Measures” in this MD&A.

Selected Quarterly Information

($ millions, except EPS amounts which are in $)

	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19	Q3-19	Q2-19	Q1-19
Sales	1,689	1,690	1,276	1,195	1,129	1,190	1,317	1,241
Earnings	366	350	48	12	(42)	(45)	(58)	(5)
Basic EPS	5.34	5.09	0.70	0.18	(0.61)	(0.65)	(0.85)	(0.07)
Diluted EPS	5.34	5.09	0.70	(0.11)	(0.61)	(0.73)	(0.92)	(0.12)

Discussion & Analysis of Annual Non-Operational Items

Adjusted Earnings and Adjusted Basic EPS

($ millions, except EPS amounts which are in $)

	2020	2019
Earnings	776	(150)
Add (deduct):
Export duties, net	79	162
Interest recognized on export duty deposits receivable	(16)	(4)
Equity-based compensation	11	6
Exchange loss on long-term financing	1	3
Exchange loss on export duty deposits receivable	5	4
Insurance gain on disposal of equipment	(7)	(4)
Power purchase dispute	7	-
Restructuring and impairment charges	-	33
Re-measurement of deferred income tax assets and liabilities	-	(18)
Net tax effect on the above adjustments	(13)	(53)
Adjusted earnings[1]	843	(21)
Adjusted basic EPS[1,2]	12.27	(0.31)
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

On November 24, 2020, the USDOC finalized the duty rates for AR1 for the POI dated April 28, 2017 to December 31, 2018. Export duties of $79 million, net of the AR1 duty recovery of $124 million, were expensed in 2020 related to SPF lumber compared to $162 million in 2019. As noted in the table above, we have recorded interest income and foreign exchange adjustments on the estimated export duty deposits receivable. 2020 includes $14 million of interest income related to the finalization of AR1. The section below, “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute,” contains details of the final duty rates for AR1, a reconciliation of the duty expense and interest income, and additional information on the dispute. The second AR covering the 2019 fiscal period commenced during the second quarter of 2020. The preliminary results for AR2 are expected in May 2021 and final results in November 2021. On January 1, 2020, the 12-month period of investigation for AR3 began. AR3 is expected to be reviewed by the USDOC in 2021, with the rates finalized in 2022.

Our equity-based compensation includes our share purchase option, phantom share unit, and directors’ deferred share unit plans (collectively, the “Plans”), all of which have been partially hedged by an equity derivative contract. The Plans and equity derivative contract are fair valued at each quarter-end, and we record the resulting expense or recovery over the vesting period. Our fair valuation models consider various factors, with the most significant being the change in our Common shares’ market value from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the actual value that will ultimately be received by the holders of options and units.

Any change in the value of the Canadian dollar relative to the value of the U.S. dollar results in the revaluation of our U.S. dollar-denominated assets and liabilities. The revaluation of these assets and liabilities for our Canadian operations is included in other income, while the revaluation related to our U.S. operations is included in other comprehensive earnings. The table above reports our exchange gains or losses on U.S. dollar-denominated long-term financing and export duty deposits receivable during the periods presented. Exchange gains or losses realized on our Canadian operations’ working capital balances are identified under “Other Non-Operational Items” below.

During the second quarter of 2020, we finalized the insurance settlement related to the 2016 involuntary disposal of equipment associated with the fire at our WestPine MDF plant resulting in a $7 million gain recorded in other income in the panels segment. Additional details regarding the claim are included under the “Discussion & Analysis of Annual Results by Product Segment - Panels Segment”.

We finalized the insurance settlement related to the 2017 involuntary disposal of equipment at our 50%-owned NBSK plant, resulting in a $4 million gain in the fourth quarter of 2019.

In the third quarter of 2020, as a result of certain administrative proceedings, we determined that a liability related to certain retroactive adjustments to charges under a power purchase agreement (the “Power Purchase Agreement”), terminated in 2016, should be recorded as a contingent liability. Although we dispute responsibility for such retroactive adjustments and the associated liability, we have accrued $7 million for such contingent liability. However, recognizing the expense does not prejudice our position that the liability is not our responsibility.

In 2019, we recognized restructuring and impairment charges of $33 million. $25 million were related to the permanent closure of our Chasm, British Columbia (“B.C.”) lumber mill in the second quarter, and $8 million of plant and equipment impairment of certain B.C. lumber mill assets in the fourth quarter.

In the second quarter of 2019, the Alberta government enacted an income tax rate reduction from 12% to 8% phased in over four years, starting on July 1, 2019. We recorded an $18 million gain in 2019 associated with the remeasurement of deferred income tax assets and liabilities. On December 9, 2020, the Alberta government substantially enacted an expedited rate reduction to 8% effective July 1, 2020. This expedited rate change did not have a material impact on our 2020 tax expense as we had substantially recorded the change in 2019.

Other Non-Operational Items

The table above identifies foreign exchange revaluations on our long-term assets and liabilities. Foreign exchange revaluations on working capital items were a loss of $8 million in 2020 compared to a $7 million loss in 2019. Foreign exchange gains and losses on all monetary items are included in other income.

Remeasurement of our interest rate swaps to fair value at each balance sheet date has caused volatility in other income as interest rates continue to decline. Fair value remeasurements will have no cumulative impact on earnings over the life of the contract. The fair value adjustment was a loss of $5 million in 2020 compared to $3 million loss in 2019.

Finance expense for 2020 is net of $14 million of interest income related to the finalization of the AR1 duty rate. Additional information regarding the interest income on the AR1 duty is disclosed under “Discussion & Analysis of Annual Results by Product Segment  -  Lumber Segment  -  Softwood Lumber Dispute”. Finance expense excluding the interest income was $51 million, which was $2 million higher than in 2019.

We recorded an income tax expense in 2020 of $266 million compared to a $69 million tax recovery in 2019. The effective tax rate was 26% compared to 32% in 2019. The 2019 tax expense includes an $18 million benefit for the reduction in the Alberta general corporate tax rate from 12% to 8%. Note 17 to the Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.

Discussion & Analysis of Annual Results by Product Segment

Lumber Segment

($ millions unless otherwise indicated)

	2020	2019
Lumber segment earnings
Sales
Lumber	3,992	2,945
Wood chips and other residuals	365	384
Logs and other	134	113
	4,491	3,442
Cost of products sold	(2,513)	(2,588)
Freight and other distribution costs	(485)	(477)
Export duties, net	(79)	(162)
Amortization	(201)	(196)
Selling, general and administration	(171)	(146)
Restructuring and impairment charges	-	(33)
Operating earnings	1,042	(160)
Finance expense, net	(24)	(35)
Other	(5)	(7)
Earnings before tax	1,013	(202)
Adjusted EBITDA[1]	1,322	231
Capital expenditures	200	339

SPF (MMfbm)
Production	3,157	3,211
Shipments	3,214	3,363
SYP (MMfbm)
Production	2,801	2,703
Shipments	2,861	2,692
Wood chip production
SPF (M ODTs)	1,473	1,471
SYP (M green tons)	3,629	3,570

Benchmark prices (per Mfbm)
SPF #2 & Better 2x4[2] - US$	556	360
SPF #3 Utility 2x4[2] - US$	435	285
SYP #2 West 2x4[3] - US$	576	384
SPF #2 & Better 2x4 - Cdn$[4]	746	478
SPF #3 Utility 2x4 - Cdn$[4]	584	378
SYP #2 West 2x4 - Cdn$[4]	773	510
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Random Lengths - Net FOB mill.
3.	Source: Random Lengths - Net FOB mill Westside.
4.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. dollar benchmark price.

Sales and Shipments

2020 was a volatile year for lumber pricing, with SPF #2 & Better 2x4 benchmark pricing hitting a low of US$282/Mfbm in April to a high of US$955/Mfbm in September. SYP #2 West 2x4 hit a low of US$300/Mfbm in April and a high of US$992/Mfbm in October. We believe the lumber market pricing in the second half of the year was impacted by low inventory volumes in the supply chain, improved new home construction levels, and strong demand from repair and remodelling activity. This resulted in increased lumber pricing for 2020 and higher sales revenue compared to 2019. A weaker Canadian dollar relative to the U.S. dollar compared to 2019 also contributed to improved 2020 sales revenue. The price variance resulted in an increase in Adjusted EBITDA of $1,031 million compared to 2019.

SPF shipment volumes were less than in 2019 due to the impact of permanent mill closures and shift reductions implemented in 2019, which reduced our 2020 capacity and shipment volumes. SYP shipment volumes increased compared to 2019 as demand was strong in the second half of 2020 and we had increased production due to capital improvements and improved reliability at our mills. Production volume changes are discussed in the section below. The volume variance resulted in an increase in Adjusted EBITDA of $16 million compared to the previous year influenced by a larger percentage of our total shipments being SYP.

SPF Sales by Destination

	2020		2019
	MMfbm	%	MMfbm	%
U.S.	1,975	61	2,036	60
Canada	678	21	637	19
China	419	14	530	16
Other	142	4	160	5
Total	3,214		3,363

We ship SPF to several export markets, while our SYP sales are almost entirely in the U.S. U.S. destined shipments were lower due to reduced SPF shipment volumes but remained a consistent percentage of total sales. China demand fluctuated throughout the year and was down overall compared to North America, where the demand was strong in the second half of 2020.

Wood chip and residual sales were lower than in 2019 due to lower chip revenue as the fibre pricing formula follows the NBSK price, which declined in 2020. SPF chip production was in line with the changes in lumber production while SYP chip production did not grow in proportion with lumber production due to benefits of higher lumber yields from our capital program.

Costs and Production

Costs of products sold were slightly lower in 2020 than in 2019 due to changes in shipment volumes, reductions in log costs, higher capacity utilization overall, and improved SYP productivity and recovery.

In 2019, we permanently eliminated capacity at certain B.C. mills resulting in an annual capacity reduction of approximately 600 MMfbm. This reduction had a carryover impact of 200 MMfbm for 2020 compared to 2019. We also implemented temporary SPF curtailments in both 2020 and 2019 in response to market demand, high log costs, and log supply constraints, as noted in the table below. In aggregate, SPF operated at near capacity during the second half of 2020 and at a higher capacity utilization rate than in 2019.

SPF temporary curtailments

(MMfbm)

	2020	2019
SPF	140	200
SYP	80	—
	220	200

Despite temporary curtailments of 80 MMfbm and some minor downtime due to employee illness, weather-related log shortages and hurricanes in September and October 2020, SYP production increased as we continue to see the results from our capital improvements made in prior years. The prior year was negatively affected by downtime for capital upgrades and severe wet weather, particularly in Arkansas and Texas, which resulted in log shortages and intermittent production interruptions.

SPF log costs declined compared to 2019 as a decrease in B.C. purchased log costs offset increased Alberta quota log costs. Alberta log costs increased due to a stumpage system that is correlated to published lumber prices with a short time lag. B.C. purchased log costs declined significantly compared to 2019, primarily due to reduced log requirements as a result of permanent capacity curtailments, and a disciplined approach to log procurement. SYP log costs were relatively stable over the comparative periods, although log costs increased in the first half of 2019 due to unusually wet weather.

Freight and other distribution costs generally trended with the changes in shipment volumes. A weaker Canadian dollar relative to the U.S. dollar compared to 2019 contributed to increased freight costs, as a significant portion of SPF freight costs are in U.S. dollars.

Selling, general, and administration costs increased compared to 2019 due primarily to increased variable compensation expense.

Export duties for 2020 are net of a $124 million recovery related to the USDOC finalization of the AR1 duty rates. The effective duty expense for the period, as disclosed in the table below, was $203 million compared to $162 million in 2019. The increase was due to higher SPF sales prices, which was partially offset by the lower estimated antidumping duty rate of 3.40% for 2020 compared to 4.65% for 2019. A reconciliation of export duties can be found under the section “Softwood Lumber Dispute” below.

In 2019, we recognized restructuring and impairment charges of $33 million. $25 million were related to the permanent closure of our Chasm, B.C. lumber mill and $8 million for plant and equipment impairments at a B.C. lumber mill.

As a consequence of the items discussed above, Adjusted EBITDA increased by $1,091 million compared to 2019. The following table shows the Adjusted EBITDA variance for the period.

($ millions)

YTD-19 to YTD-20
Adjusted EBITDA - comparative period	231
Price	1,031
Volume	16
Changes in costs	69
Selling, general, and administration	(25)
Adjusted EBITDA - current period	1,322

Discussions on finance expense are included under the section “Discussion & Analysis of Annual Results by Product Segment - Other Non-Operational Items” in this MD&A. The lumber segment finance expense for 2020 is net of $14 million of interest income related to the AR1 duty rate finalization and an additional $2 million for other duty deposit receivables. Further details on the AR1 duty rate finalization can be found under the section “Softwood Lumber Dispute” below.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital.

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy countervailing (“CVD”) and antidumping (“ADD”) duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first Administrative Review (“AR”) of the first Period of Investigation (“POI”) as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	-	-
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a5
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a6
December 1, 2020 - December 31, 2020[4]	7.57%	n/a6
1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the Revised Rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Effective dates for ADD	Cash Deposit Rate	AR1 Final rate[3] (24-Nov-20)	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a5	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a6	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a6	3.40%
1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Accounting policy for duties

The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable, along with any true-up adjustments to finalized rates.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability.

Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

($ millions)

	2020	2019
Cash deposits paid[1]	(215)	(167)
Adjust to West Fraser Estimated ADD rate[2]	12	5
Effective duty expense for period[3]	(203)	(162)
Duty recovery attributable to AR1[4]	124	—
Duty expense	(79)	(162)
Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	2	4
Interest income on the AR1 duty deposits receivable[5]	14	—
Interest income on duty deposits	16	4
1.	Represents combined CVD and ADD cash deposit rate of 23.56% from January 1, 2019 to November 30, 2020, and 8.97% from December 1 to December 31, 2020.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for 2020 and 4.65% for 2019.
3.

The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from January 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, and 22.64% from January 1 to December 31, 2019.

4.	$124 million represents the true-up to the final AR1 duty rates for the 2017 and 2018 POI.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable.

As of December 31, 2020, export duties paid and payable on deposit with the USDOC are US$530 million.

AR2 and AR3

Each calendar year after December 31, 2018, represents an AR POI. AR2 covers the POI from January 1, 2019 through December 31, 2019. The USDOC commenced AR2 during the second quarter of 2020. AR3 covers the POI from January 1, 2020 through December 31, 2020, and the USDOC is expected to begin its review in 2021. The results of AR2 are not expected to be finalized until November 2021 and AR3 until 2022.

Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United

States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”) and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

Panels Segment

($ millions unless otherwise indicated)

	2020	2019
Panels segment earnings
Sales
Finished products	612	581
Wood chips and other residuals	15	18
Logs and other	7	6
	634	605
Cost of products sold	(408)	(466)
Freight and other distribution costs	(55)	(63)
Amortization	(16)	(16)
Selling, general and administration	(30)	(25)
Operating earnings	125	35
Finance expense	(4)	(4)
Other	7	—
Earnings before tax	128	31

Adjusted EBITDA[1]	141	51
Capital expenditures	14	23
Plywood (MMsf 3/8” basis)
Production	762	818
Shipments	761	815
MDF (MMsf 3/4” basis)
Production	209	221
Shipments	206	222
LVL (Mcf)
Production	1,948	2,034
Shipments	2,021	2,129

Benchmark prices (per Msf)
Plywood (3/8” basis)[2] Cdn$	593	459
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Crow’s Market Report - Delivered Toronto.

The panels segment includes our plywood, MDF and LVL operations.

Sales and Shipments

Increased plywood pricing and robust Canadian plywood demand in the second half of 2020 positively impacted the panels segment revenue resulting in higher sales in 2020 than 2019. Our plywood production is sold primarily into Canada, and Canadian housing starts and the repair and remodelling market improved in the second half of 2020. Lower shipment volumes partially offset the improved plywood pricing compared to 2019. The lower shipment volumes were due to the temporary plywood production curtailments in the spring of 2020, as discussed below.

LVL pricing was consistent with the prior year and MDF marginally higher compared to 2019. MDF and LVL demand was tempered in 2020 due to COVID-19 related economic impacts.

The panels segment price variance resulted in an increase in Adjusted EBITDA of $75 million compared to 2019.

Costs and Production

Freight and other distribution costs in our panels segment decreased in line with changes in shipment volumes.

Cost of products sold were impacted by changes in shipment volumes and the positive impacts from lower purchased log costs in B.C. for 2020 relative to 2019. B.C. purchased log costs declined in 2020 due to reduced demand from industry-wide temporary curtailments and permanent closures, and a disciplined approach to log procurement. The Alberta stumpage increase had a marginal impact on the panels segment for 2020 as deliveries of logs at the higher stumpage rates did not start until the fourth quarter of 2020.

2020 cost of products sold was also positively affected by the recognition of a $7 million business interruption insurance settlement for the 2016 WestPine MDF fire. This settlement also included another $7 million of insurance proceeds related to the involuntary disposal of equipment recognized in other income.

Plywood production was partially curtailed in 2020 by 60 Msf and in 2019 by 30 Msf. The curtailments in 2020 were in response to COVID-19 related market disruptions and for 2019 due to log supply constraints and market-related and capital downtime. Plywood production was near capacity for the second half of 2020, with no significant curtailments. MDF and LVL production schedules were reduced in 2020 to match demand resulting in lower production than 2019.

Selling, general, and administration costs increased compared to 2019 due primarily to increased variable compensation expense.

As a consequence of the items discussed above, Adjusted EBITDA increased by $90 million compared to 2019. The following table shows the Adjusted EBITDA variance for the period.

($ millions)

YTD-19 to YTD-20
Adjusted EBITDA - comparative period	51
Price	75
Volume	(4)
WestPine business interruption insurance settlement	7
Changes in costs	17
Selling, general, and administration	(5)
Adjusted EBITDA - current period	141

Discussions on finance expense are included above under the “Discussion & Analysis of Annual Results by Product Segment - Other Non-Operational Items” in this MD&A.

Fluctuations in the panels segment other income for 2020 were due to the $7 million insurance proceeds related to the 2016 involuntary disposal of equipment associated with the fire at our WestPine MDF plant.

Pulp & Paper Segment

($ millions unless otherwise indicated)

	2020	2019
Pulp & paper segment earnings
Sales	867	966
Cost of products sold	(655)	(734)
Freight and other distribution costs	(169)	(173)
Amortization	(42)	(43)
Selling, general and administration	(43)	(39)
Operating earnings	(42)	(23)
Finance expense	(8)	(10)
Other	(11)	4
Earnings before tax	(61)	(29)

Adjusted EBITDA[1]	—	20
Capital expenditures	25	39
BCTMP (Mtonnes)
Production	662	677
Shipments	667	701
NBSK (Mtonnes)
Production	462	460
Shipments	465	472
Newsprint (Mtonnes)
Production	105	114
Shipments	109	112

Benchmark prices (per tonne)
NBSK U.S. Spot - US$[2]	638	669
NBSK China - US$[3]	588	620
Newsprint - US$[4]	632	732
NBSK U.S. Spot - Cdn$[5]	856	888
NBSK China - Cdn$[5]	789	823
Newsprint - Cdn$[5]	848	971
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Resource Information Systems, Inc. - U.S. spot price, delivered U.S.
3.	Source: Resource Information Systems, Inc. - China net price, delivered China. The China net price is the average of the North America and Scandinavia NBSK price.
4.	Source: Resource Information Systems, Inc. - Newsprint 27.7-lb East, delivered.
5.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. dollar benchmark price.

The pulp & paper segment includes our NBSK, BCTMP and newsprint operations.

Sales and Shipments

Sales revenue declined compared to 2019 due to lower pulp and newsprint prices and lower shipment volumes. The decline was partially offset by a weaker Canadian dollar relative to the U.S. dollar than in 2019.

Printing and writing demand continued to decline in 2020, which negatively affected our pulp and newsprint pricing. We have been able to ship the pulp that we produced due to strong paperboard and tissue demand out of China and North America. Newsprint temporarily reduced production to match demand, and BCTMP had a delayed vessel sailing from 2018, which impacted BCTMP shipments in 2019.

The pulp & paper segment price variance resulted in a decrease in Adjusted EBITDA of $73 million compared to 2019.

Costs and Production

BCTMP production was relatively stable compared to 2019, with minor planned downtime in 2020.

NBSK production was similar as both years had planned major maintenance shutdowns. In addition, 2020 included a four-week temporary shutdown at our Cariboo pulp mill in response to low fibre availability, and 2019 had an unplanned shutdown at our Hinton pulp mill due to an unexpected loss of power and data connections. Although there were more shutdown days in 2020 than in 2019, the impact was offset by the improved operating performance at our Hinton pulp mill.

Fibre, energy and maintenance costs were lower in 2020 than in 2019. The cost of fibre is based on a pricing formula that follows the NBSK price and has decreased in-line with the pulp price. Our NBSK maintenance costs were significantly lower as the work conducted during our 2019 maintenance shutdowns was more extensive than in 2020.

Freight and other distribution costs generally trended with the changes in shipment volumes.

Selling, general, and administration costs increased compared to 2019 due primarily to increased variable compensation expense.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $20 million compared to 2019. The following table shows the Adjusted EBITDA variance for the period.

($ millions)

YTD-19 to YTD-20
Adjusted EBITDA - comparative period	20
Price	(73)
Volume	1
Changes in costs	56
Selling, general, and administration	(4)
Adjusted EBITDA - current period	-

Discussions on finance expense are included above under the “Discussion & Analysis of Annual Results by Product Segment  -  Other Non-Operational Items” in this MD&A.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital. 2020 included a $7 million expense for a dispute related to the Power Purchase Agreement terminated in 2016. Details on the dispute related to the Power Purchase Agreement is included under the section “Discussion & Analysis of Annual Non-Operational Items  -  Adjusted Earnings and Adjusted Basic EPS.” 2019 included a $4 million gain for our Cariboo NBSK operation for insurance settlement related to the 2017 involuntary disposal of equipment.

Fourth Quarter Results

($ millions, except as otherwise indicated)

	Q4-20	Q3-20	Q4-19
Earnings
Sales	1,689	1,690	1,129
Cost of products sold	(896)	(838)	(830)
Freight and other distribution costs	(182)	(175)	(166)
Export duties, net	47	(49)	(35)
Amortization	(71)	(66)	(66)
Selling, general and administration	(67)	(72)	(53)
Equity-based compensation	(5)	(3)	(2)
Restructuring and impairment charges	-	-	(8)
Operating earnings	515	487	(31)
Finance expense, net	3	(11)	(13)
Other	(17)	(11)	(2)
Tax (provision) recovery	(135)	(115)	4
Earnings	366	350	(42)
Adjusted EBITDA[1]	544	605	80
Cdn$1.00 converted to US$ - average	0.768	0.751	0.758
1.Seesection “Non-IFRS Measures” in this MD&A.

Discussion & Analysis of Fourth Quarter Non-Operational Items

Adjusted Earnings and Adjusted Basic Earnings Per Share

($ millions except EPS amounts, which are in $)

	Q4-20	Q3-20	Q4-19
Earnings	366	350	(42)
Add (deduct):
Export duties, net	(47)	49	35
Interest income recognized on export duty deposits receivable	(14)	(1)	(1)
Equity-based compensation	5	3	2
Exchange loss on long-term financing	3	1	1
Exchange loss on export duty deposits receivable	8	1	1
Insurance gain on disposal of equipment	-	-	(4)
Power purchase dispute	(1)	8	-
Restructuring and impairment charges	-	-	8
Re-measurement of deferred income tax assets and liabilities	-	-	(1)
Net tax effect on the above adjustments	18	(9)	(10)
Adjusted earnings[1]	338	402	(11)
Adjusted basic EPS[1,2]	4.92	5.85	(0.16)
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

For a description of the above table’s adjustments, see the corresponding section under “Discussion & Analysis of Annual Non-Operational Items” in this MD&A. The section below, “Discussion & Analysis of Fourth Quarter Results by Product Segment  -  Lumber Segment,” contains a reconciliation of the duty expense and interest income by quarter, including the recoveries booked related to the finalization of duty rates for AR1.

Other Non-Operational Items

The table above identifies foreign exchange revaluations on our long-term assets and liabilities. Foreign exchange revaluations on working capital items were a $10 million loss in the current quarter, a $2 million loss in the previous quarter, and a $3 million loss in the fourth quarter of 2019.

Finance expense for the fourth quarter of 2020 is net of $14 million of interest income related to the finalization of the AR1 duty rate. Finance expense for the fourth quarter of 2020, excluding the AR1 duty interest, was $11 million compared to $11 million in the previous quarter and $13 million in the fourth quarter of 2019. Additional information regarding the interest income on the AR1 duty is under the title “Discussion & Analysis of Fourth Quarter Results by Product Segment - Lumber Segment.”

Remeasurement of our interest rate swaps to fair value at each balance sheet date has caused volatility in other income as interest rates continue to decline. Fair value remeasurements will have no cumulative impact on earnings over the life of the contract. The fair value adjustment was a gain of $1 million for each of the quarters presented.

We recorded an income tax expense in the current quarter of $135 million compared to $115 million in the previous quarter and a $4 million recovery in the fourth quarter of 2019. The effective tax rate was 27% in the current quarter compared to 25% in the previous quarter and 9% in the fourth quarter of 2019. Note 7 to the fourth quarter 2020 unaudited condensed consolidated interim financial statements provides a reconciliation of income taxes calculated at the B.C. statutory rate to the income tax expense.

Discussion & Analysis of Fourth Quarter Results by Product Segment

Lumber Segment

($ millions unless otherwise indicated)

	Q4-20	Q3-20	Q4-19
Lumber segment earnings
Sales
Lumber	1,195	1,205	665
Wood chips and other residuals	90	95	86
Logs and other	35	31	34
	1,320	1,331	785
Cost of products sold	(637)	(612)	(573)
Freight and other distribution costs	(127)	(118)	(106)
Export duties, net	47	(49)	(35)
Amortization	(52)	(49)	(49)
Selling, general and administration	(48)	(49)	(37)
Restructuring and impairment charges	-	-	(8)
Operating earnings	503	454	(23)
Finance expense, net	7	(8)	(10)
Other	(11)	(5)	(4)
Earnings before tax	499	441	(37)

Adjusted EBITDA[1]	508	552	69
Capital expenditures	46	52	74
SPF (MMfbm)
Production	810	800	724
Shipments	840	791	702

SYP (MMfbm)
Production	692	731	699
Shipments	711	716	683

Benchmark prices (per Mfbm)
SPF #2 & Better 2x4[2] - US$	700	768	380
SPF #3 Utility 2x4[2] - US$	584	532	257
SYP #2 West 2x4[3] - US$	751	748	387
SPF #2 & Better 2x4 - Cdn$[4]	912	1,023	502
SPF #3 Utility 2x4 - Cdn$[4]	761	709	339
SYP #2 West 2x4 - Cdn$[4]	979	996	511
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Random Lengths - Net FOB mill.
3.	Source: Random Lengths - Net FOB mill Westside.
4.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. dollar benchmark price.

Sales and Shipments

Despite COVID-19, lumber demand continued to be robust in the fourth quarter, which we believe was impacted by low inventory volumes in the supply chain, improved new home construction levels, and strong demand from repair and remodelling activity. Lumber prices for some products tempered during the quarter as markets prepared for the typical winter slowdown in the construction industry, resulting in lower sales revenue than the previous quarter. Lumber pricing was significantly higher than in the fourth quarter of 2019, resulting in higher sales revenue for that comparative period. The current quarter’s sales were negatively impacted by a stronger Canadian dollar relative to the U.S. dollar.

The price variance resulted in a decrease in Adjusted EBITDA of $32 million compared to the previous quarter and an increase of $402 million compared to the fourth quarter of 2019.

SPF shipment volumes were higher compared to the previous quarter and the fourth quarter of 2019. Some intermittent rail service issues affected shipment volumes to the U.S. in the previous quarter, and the fourth quarter of 2019 included some temporary curtailments as our mills operated on variable schedules. SYP shipment volumes were similar to the previous quarter and increased compared to the fourth quarter of 2019 as SYP shipment volumes typically trend with production levels. Production volume changes are discussed in the section below. The volume variance resulted in an increase in Adjusted EBITDA of $14 million compared to the previous quarter and $55 million compared to the fourth quarter of 2019.

SPF Sales by Destination

(MMfbm)

	Q4-20	Q3-20	Q4-19
U.S.	567	469	440
Canada	177	204	114
China	64	93	106
Other	32	25	42
	840	791	702

Quarterly shipments to China were more volatile in 2020 than other years due to market conditions in China and in North America. On an annualized basis, shipments to China were relatively stable as a percentage of shipments. Robust North American markets reduced the amount of product available for export markets.

Costs and Production

Costs of products sold were higher than the previous quarter and fourth quarter of 2019 due primarily to changes in shipment volumes and higher log costs.

SPF production was higher than the fourth quarter of 2019 due to approximately 60 MMfbm of temporary SPF curtailments in the fourth quarter of 2019, in response to market demand, high log costs, and log supply constraints. The permanent curtailments did not impact the quarterly comparisons as the reductions were in effect for all comparative periods. There were no temporary curtailments in the third and fourth quarter of 2020.

SYP production was lower than the previous quarter but similar to the fourth quarter of 2019 due primarily to less operating days in the fourth quarter from the winter holiday season. Weather-related log shortages in the U.S. southeast, October hurricanes, and employee illness also negatively impacted production in the current quarter.

SPF log costs increased compared to the previous quarter as higher Alberta quota log costs offset lower B.C. purchased log costs. Alberta log costs increased due to a stumpage system that is directly correlated to published lumber prices with a short time lag. B.C. purchased log costs declined significantly compared to the fourth quarter of 2019, primarily due to lower log requirements as a result of permanent capacity curtailments, and a disciplined approach to log procurement. SYP log costs were relatively stable over the comparative periods, although log costs slightly increased in the current quarter due to log shortages.

Freight and other distribution costs generally trended with the changes in shipment volumes.

Selling, general, and administration costs increased compared to the fourth quarter of 2019 due primarily to increased variable compensation expense.

Export duties are net of a $124 million recovery related to the USDOC finalization of the AR1 duty rates. The effective duty expense for the period, as disclosed in the table below, was $77 million compared to $49 million in the previous quarter and $35 million in the fourth quarter of 2019. The expense was higher than both comparative periods as the current quarter had a higher realized SPF sales price and increased shipment volumes to the U.S. The change in the West Fraser Estimated antidumping duty rates also impacted the quarterly comparison. The current quarter rate was 3.40% compared to 1.85% in the previous quarter and 4.65% in the fourth quarter of 2019. The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings

($ millions)

	Q4-20	Q3-20	Q4-19
Cash deposits paid[1]	(70)	(57)	(38)
Adjust to West Fraser Estimated ADD rate[2]	(7)	8	3
Effective duty expense for period[3]	(77)	(49)	(35)
Duty recovery attributable to AR1[4]	124	-	-
Duty recovery (expense)	47	(49)	(35)
Interest income on duty deposits attributable to West Fraser Estimated rate adjustments	-	1	1
Interest income on the AR1 duty deposits receivable[5]	14	-	-
Interest income on duty deposits	14	1	1
1.	Represents combined CVD and ADD cash deposit rate of 23.56% from January 1, 2019 to November 30, 2020, and 8.97% from December 1 to December 31, 2020.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for Q4-20, 1.85% for Q3-20 and 4.65% for Q4-19.
3.

The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD rate of 21.39% from October 1 to November 30, 2020, 10.97% from December 1 to December 31, 2020, 19.84% for Q3-20, and 22.64% for Q4-19.

4.	$124 million represents the true-up to the final AR1 duty rates for the 2017 and 2018 POI.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable.

In the fourth quarter of 2019, we recognized restructuring and impairment charges of $8 million for the impairment of a B.C. lumber mill’s property, plant and equipment.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $44 million compared to the previous quarter and increased by $439 million compared to the fourth quarter of 2019. The following table shows the Adjusted EBITDA variance for each comparative period.

($ millions)

	Q3-20 to Q4-20	Q4-19 to Q4-20
Adjusted EBITDA - comparative period	552	69
Price	(32)	402
Volume	14	55
Changes in costs	(27)	(7)
Selling, general, and administration	1	(11)
Adjusted EBITDA - current period	508	508

Discussions on finance expense are included under the section “Discussion & Analysis of Fourth Quarter Results by Product Segment - Other Non-Operational Items” in this MD&A. The lumber segment finance expense for the quarter is net of $14 million of interest income related to the AR1 duty rate’s finalization. Additional details on the AR1 duty rate finalization can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Softwood Lumber Dispute” above.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital.

Panels Segment

($ millions unless otherwise indicated)

	Q4-20	Q3-20	Q4-19
Panels segment earnings
Sales
Finished products	192	170	137
Wood chips and other residuals	4	4	4
Logs and other	1	2	1
	197	176	142
Cost of products sold	(113)	(103)	(108)
Freight and other distribution costs	(14)	(14)	(15)
Amortization	(5)	(4)	(5)
Selling, general and administration	(8)	(8)	(6)
Operating earnings	57	47	8
Finance expense	(1)	(1)	(1)
Other	(1)	1	-
Earnings before tax	55	47	7

Adjusted EBITDA[1]	62	51	13
Capital expenditures	2	3	7

Plywood (MMsf 3/8” basis)
Production	200	207	204
Shipments	197	202	206
MDF (MMsf 3/4” basis)
Production	55	57	53
Shipments	52	55	52
LVL (Mcf)
Production	569	559	508
Shipments	573	588	493

Benchmark prices (per Msf)
Plywood (3/8” basis)[2] Cdn$	788	675	420
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Crow’s Market Report - Delivered Toronto.

Sales and Shipments

Plywood prices continued to rise in the quarter with continued strong demand, which positively impacted the panels segment revenue compared to the previous quarter and fourth quarter of 2019. Lower plywood shipment volumes partially offset the improved plywood pricing for all comparative quarters.

MDF and LVL pricing was flat compared to the previous quarter and fourth quarter of 2019.

The panels segment price variance resulted in an increase in Adjusted EBITDA of $26 million compared to the previous quarter and $58 million compared to the fourth quarter of 2019.

Costs and Production

The impact of increased stumpage rates in Alberta exceeded the positive impacts from lower purchased log costs in B.C., resulting in higher cost of goods sold in the quarter compared to the previous quarter and similar cost of goods sold compared to the fourth quarter of 2019. B.C. purchased log costs declined in 2020 due to reduced demand from industry-wide temporary curtailments and permanent closures, and a disciplined approach to log procurement. The Alberta stumpage system fluctuates with published veneer prices, and the panels segment began delivering logs under the higher price structure in the fourth quarter of 2020.

Plywood production continued to operate near capacity for the fourth quarter of 2020, with no significant curtailments.

Selling, general, and administration costs increased compared to the fourth quarter of 2019 due primarily to increased variable compensation expense.

As a consequence of the items discussed above, Adjusted EBITDA increased by $11 million compared to the previous quarter and by $49 million compared to the fourth quarter of 2019. The following table shows the Adjusted EBITDA variance for each comparative period.

($ millions)

	Q3-20 to Q4-20	Q4-19 to Q4-20
Adjusted EBITDA - comparative period	51	13
Price	26	58
Volume	(3)	(2)
Changes in costs	(12)	(5)
Selling, general, and administration	-	(2)
Adjusted EBITDA - current period	62	62

Pulp & Paper Segment

($ millions unless otherwise indicated)

	Q4-20	Q3-20	Q4-19
Pulp & paper segment earnings
Sales	206	221	232
Cost of products sold	(180)	(161)	(179)
Freight and other distribution costs	(41)	(43)	(44)
Amortization	(10)	(10)	(11)
Selling, general and administration	(11)	(12)	(10)
Operating earnings	(36)	(5)	(12)
Finance expense	(3)	(1)	(3)
Other	(5)	(8)	3
Earnings before tax	(44)	(14)	(12)

Adjusted EBITDA[1]	(26)	5	(1)
Capital expenditures	14	5	4

BCTMP (Mtonnes)
Production	156	172	176
Shipments	167	172	179
NBSK (Mtonnes)
Production	103	130	123
Shipments	112	128	130
Newsprint (Mtonnes)
Production	29	27	26
Shipments	29	27	29

Benchmark prices (per tonne)
NBSK U.S. Spot - US$[2]	643	618	620
NBSK China - US$[3]	637	572	563
Newsprint - US$[4]	605	615	701
NBSK U.S. Spot - Cdn$[5]	838	823	818
NBSK China - Cdn$[5]	830	762	743
Newsprint - Cdn$[5]	788	819	925
1.	See section “Non-IFRS Measures” in this MD&A.
2.	Source: Resource Information Systems, Inc. - U.S. spot price delivered U.S.
3.	Source: Resource Information Systems, Inc. - China net price, delivered China. The China net price is the average of the North America and Scandinavia NBSK price.
4.	Source: Resource Information Systems, Inc. - Newsprint 27.7-lb East, delivered.
5.	Calculated by applying the average Canadian/U.S. dollar exchange rate for the period to the U.S. benchmark price.

Sales and Shipments

Sales revenue was lower in the fourth quarter of 2020 than the comparative quarters due primarily to lower pulp shipment volumes. NBSK prices increased compared to the previous quarter and the fourth quarter of 2019, but the impact was offset by lower BCTMP and newsprint prices and a stronger Canadian dollar relative to the U.S. dollar.

Printing and writing demand remained low in the fourth quarter of 2020, which negatively affected our pulp and newsprint pricing. We have been able to ship the pulp that we produced due to continued paperboard and tissue demand out of China and North America.

The pulp & paper segment price variance resulted in a decrease in Adjusted EBITDA of $1 million compared to the previous quarter and $5 million compared to the fourth quarter of 2019.

Costs and Production

BCTMP production declined compared to the previous quarter and fourth quarter of 2019 due to a four-day minor shutdown and reliability issues at our Quesnel BCTMP mill during the quarter. Our Hinton NBSK pulp mill had a 16-day major maintenance shutdown during the quarter, resulting in lower NBSK production volumes than the previous quarter and fourth quarter of 2019. The result was significantly higher maintenance costs for both BCTMP and NBSK relative to the comparative periods.

Fibre costs increased compared to the previous quarter in response to the increase in NBSK price but declined compared to the fourth quarter of 2019.

Freight and other distribution costs trended with shipment volumes over all the comparative periods.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $31 million compared to the previous quarter and by $25 million compared to the fourth quarter of 2019. The following table shows the Adjusted EBITDA variance for each comparative period.

($ millions)

	Q3-20 to Q4-20	Q4-19 to Q4-20
Adjusted EBITDA - comparative period	5	(1)
Price	(1)	(5)
Volume	(1)	-
Changes in costs	(29)	(20)
Adjusted EBITDA - current period	(26)	(26)

Discussions on finance expense are included above under the “Other Non-Operational Items” section in this MD&A.

Fluctuations in other income were due to foreign exchange revaluations on our Canadian operation U.S. dollar-denominated working capital. The previous quarter included an $8 million expense for a dispute related to the Power Purchase Agreement terminated in 2016. We decreased this expense to $7 million in the fourth quarter of 2020. Details on the Power Purchase Agreement dispute are included under the section “Discussion & Analysis of Annual Non-Operational Items - Adjusted Earnings and Adjusted Basic EPS” in this MD&A. The fourth quarter of 2019 included a $4 million gain for our Cariboo NBSK operation for insurance settlement related to the 2017 involuntary disposal of equipment.

Capital Expenditures

($ millions)

Segment	Profit Improvement	Maintenance of Business[1]	Safety	Total
Lumber	143	47	10	200
Panels	9	3	2	14
Pulp & Paper	5	16	4	25
Corporate	-	2	-	2
Total	157	68	16	241
1.	Maintenance of business includes expenditures for roads, bridges, mobile equipment and major maintenance shutdowns.

Capital expenditures of $241 million in 2020 reflect our philosophy of continued reinvestment in our mills. Projects put into service included a new sales system for SPF lumber, a new planer in Opelika, Alabama, and a plywood dryer upgrade in Edmonton, Alberta.

Construction-in-progress projects include a greenfield lumber mill in Dudley, Georgia and two continuous dry kilns in Fitzgerald, Georgia. The Dudley mill should begin production in the second quarter and the Fitzgerald kilns in the third quarter of 2021.

Business Outlook

Markets

The most significant market for our lumber is the U.S., and our products are used in new residential construction, repair and remodelling, and industrial applications. After a temporary slowdown at the start of the COVID-19 pandemic, new housing demand as measured by housing starts and permits has recovered to levels greater than the beginning of the pandemic and higher than the previous two years. Low mortgage rates, a low inventory of homes for resale, and favourable demographics appear to have positively influenced the demand for new housing. An aging housing stock, working from home requirements, and several other pandemic-related consumer changes should continue to drive strong lumber demand for home repair and remodelling applications. The pandemic negatively impacted industrial activity, and as it slowly recovers, the use of lumber in packaging materials should increase.

Canadian lumber exports to Asia saw an overall decrease in 2020 as the Coronavirus took a toll on housing starts and economies. Although we are now starting to see improved demand for lumber in Asia, competition from suppliers in other countries and current North American pricing will continue to impact export markets.

Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April of 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. If duties can be passed through to consumers, in whole or in part, the price of Canadian softwood lumber will increase. This increase may not be solely for the benefit of Canadian producers and could, in turn, cause the price of SYP lumber to rise, but SYP would not be subject to the duty. Regardless of the commodity price, export duties on SPF shipments to the U.S. remain a cost to our Company to the extent we cannot pass on the cost through increased selling prices. In November 2020, the USDOC completed the first administrative review and finalized the duty rates for 2017 and 2018. The USDOC commenced AR2 in the second quarter of 2020, and they should begin AR3 in 2021.

The major component of our panels segment is plywood, which is sold mainly in Canada and is influenced by levels of home construction, repair and renovation and industrial activity. Plywood should continue to benefit from a strong housing start and repair and remodelling market. MDF and LVL demand is heavily influenced by North American new home construction. Following the Acquisition, we will include the acquired North American OSB business results as part of our Panels segment. OSB demand is influenced by the same new housing market conditions as described above.

The acquired businesses in Europe will be reported as a separate segment following the Acquisition. Demand for OSB as an alternative to plywood in Europe continues to grow.

Our BCTMP and NBSK pulp is primarily used in printing and writing, boxboard and tissue applications. Pulp markets are expected to improve in the first half of 2021, with an increase in demand out of China for all pulp grades. China’s printing papers, tissue, and boxboard operating rates are high, resulting in increased demand for many grades of imported pulp. The full implementation in China of a ban on recycled paper has resulted in further incremental demand for imported pulp, favourably impacting the overall global supply and demand balance of pulp. Printing and writing paper consumption in North America has continued to decline, but this has been significantly offset by improved demand out of Asia.

Operations

We expect lumber production in 2021 to improve slightly from 2020 levels as we recapture production lost due to temporary curtailments in the first half of 2020 and continue to realize the benefits of capital investments over the past several years. As a result, we expect SPF production to be approximately 3.3 billion board feet in 2021. In the U.S. south, we expect 2021 lumber production to be approximately 3.0 billion board feet. Anticipated production levels assume continued strong demand, availability of sufficient logs within our economic return criteria, and no further temporary curtailments. Our operations and results could be negatively affected by the availability of labour due to the continuing impacts of COVID-19, adverse weather conditions in our operating areas, intense competition for logs in the B.C. Interior, and elevated stumpage fees. On January 1, 2021, stumpage rates increased in B.C. due to the market-based adjustments related to lumber costs, and we do not expect much change over the balance of 2021. In Alberta, stumpage rates will remain elevated as long as SPF lumber prices are high, as they are closely linked to the price of lumber and respond rapidly to changes in lumber prices. We do not expect significant log cost inflation in the U.S. south.

In our panels segment, our plywood operations are expected to continue to operate at full capacity. Two of our plywood operations are in the B.C. interior, and we expect log costs for those operations will increase in 2021. With respect to the acquired North American facilities, production at the previously curtailed mill in Chambord, Quebec, will resume in spring 2021. Input costs for the OSB business are expected to increase marginally.

We executed maintenance shutdowns at both our NBSK mills in 2020 and have scheduled similar downtime for 2021. We expect a slight improvement in 2021 pulp production levels compared to 2020 of approximately 40,000 tonnes.

Cash Flows

We anticipate levels of cash flows, taking into account duties on Canadian softwood lumber exports to the U.S., to support approximately $550 million of capital spending and dividend payments in 2021. This is inclusive of capital spending estimated for the acquired Norbord operations post-close. We have paid a dividend in every quarter since we became a public company in 1986. As a result of the additional shares issued to effect the Acquisition, at the dividend rate of $0.80 per share, the total anticipated cash payment of dividends will be $99 million.

We expect to maintain our investment grade rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise. The assumption of US$665 million of debt as part of the Acquisition will increase our annual interest expense by approximately US$40 million per year.

We will continue to consider share repurchases with excess cash if we are satisfied that this will enhance shareholder value and does not compromise our financial flexibility.

U.S. Dollar Reporting

As a result of the Acquisition, we have determined that our operations’ functional currency will become the U.S. dollars. Accordingly, we will also transition our reporting currency to the U.S. dollar effective with our first quarter 2021 results.

Estimated Earnings Sensitivity to Key Variables1

(based on 2020 production - $ millions)

Factor	Variation	Change in pre-tax earnings[3]
Lumber price	US$10 (per Mfbm)	80
Plywood price	Cdn$10 (per Msf)	8
NBSK price	US$10 (per tonne)	6
BCTMP price	US$10 (per tonne)	9
U.S. - Canadian $ exchange rate[2]	US$0.01 (per Cdn $)	34
1.	Each sensitivity has been calculated on the basis that all other variables remain constant and assume year-end foreign exchange rates.
2.

Excludes the exchange impact of translation of U.S. dollar-denominated debt and other monetary items. Reflects the amount of the initial US$0.01 change; additional changes are substantially, but not exactly, linear.

3.	The earnings sensitivity of changes in the OSB price can be found in Norbord’s 2020 Management’s Discussion & Analysis as published on SEDAR and is based on Norbord’s reporting currency.

Capital Structure and Liquidity

Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Operating Borrowing Facilities

Refinancing and amendments

On July 18, 2019, we completed an amendment to our revolving lines of credit to extend the maturity date to August 28, 2024, and to increase the size of our Canadian and U.S. syndicated committed revolving credit facilities from $500 million to $850 million. At the same time, we also amended the terms of the US$200 million term loan to extend the maturity date from August 25, 2022 to August 28, 2024. All other material terms of the revolving lines of credit and the term loan remain unchanged.

On January 17, 2020, we entered into a new uncommitted, demand letter of credit facility of up to $40 million.

On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan to facilitate the Acquisition. We also amended the terms of our $150 million committed revolving credit facility due 2022 that we arranged in April of 2020. We replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

Available liquidity

On December 31, 2020, our operating facilities consisted of an $850 million committed revolving credit facility, a $150 million committed revolving credit facility with a two-year term, a $32 million (US$25 million) demand line of credit dedicated to our U.S. operations and an $8 million demand line of credit dedicated to our 50%-owned newsprint operation. In addition, we have demand lines of credit totalling $129 million dedicated to letters of credit, of which US$15 million is committed to our U.S. operations.

On December 31, 2020, our revolving credit facility was undrawn. Letters of credit in the amount of $64 million were supported by our facilities.

Available liquidity on December 31, 2020, was $1,619 million. Available liquidity includes cash and short-term investments, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the $8 million operating loan dedicated to our 50%-owned newsprint operation.

All debt is unsecured except the $8 million 50%-owned newsprint operation demand line of credit, which is secured by that operation’s current assets.

Material Long-term Debt

In October 2014, we issued US$300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time.

In August 2017, we were advanced a US$200 million 5-year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or London Inter-bank Offered Rate (“LIBOR”) Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a US$100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our US$100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million, resulting in a fixed interest rate of 0.51% through August of 2024. The two swap agreements fix the interest rate on the US$200 million 5-year term loan floating rate debt discussed above.

As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to such debt is subject to release and discharge. Upon such release and discharge, we will seek to release and discharge the security granted in respect of the Norbord notes in order that the Norbord notes become unsecured debt obligations.

Upon such release and discharge, the Norbord notes will become unsecured debt obligations.

Equity

Our outstanding Common share equity consists of 120,882,157 Common shares and 2,281,478 Class B Common shares for a total of 123,163,635 shares issued and outstanding as of February 11, 2021, including 54,484,188 Common shares issued in connection with the Acquisition.

Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Concurrent with the completion of the Norbord acquisition, the Common shares of West Fraser commenced trading on the NYSE on February 1, 2021 under the symbol WFG. In addition, the trading symbol for the Common shares on the TSX was changed to WFG on February 1, 2021.

Share Buybacks

The following table shows our purchases under various NCIB programs, including a summary of all purchases since the program was started in 2013. As of December 31, 2020, there was no NCIB program in place.

(number of Common shares and price per share)

NCIB period	Common Shares	Average Price
September 19, 2018 to September 18, 2019
September 19 to December 31, 2018	2,230,436	$70.05
January 1 to September 18, 2019	1,178,400	$68.30
September 19, 2019 to September 18, 2020	-	-
September 17, 2013 to February 11, 2021	17,226,864	$66.05

Share Options

As of February 11, 2021, there were 2,150,800 share purchase options outstanding with exercise prices ranging from $23.68 to $85.40 per Common share. This includes 887,966 West Fraser options that were issued as replacement options as part of the Norbord Acquisition.

Defined Benefit Pension Plans

The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in Note 12 to our Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations. In 2020, we recorded in other comprehensive earnings an after-tax actuarial loss of $14 million, compared to $99 million in 2019. The current year loss reflected a decrease in the discount rate used to calculate plan liabilities, the effect of plan revaluations, partially offset by an actual rate of return on assets that was higher than the discount rate.

Summary of Financial Position

($ millions, except as otherwise indicated)

	December 31, 2020	December 31, 2019
Cash and short-term investments	587	16
Current assets	1,701	1,147
Current liabilities	673	837
Ratio of current assets to current liabilities	2.5	1.4

Available liquidity
Cash and short-term investments	587	16
Operating lines available (excluding newsprint operation)[1]	1,032	882
	1,619	898
Cheques issued in excess of funds on deposit	-	(16)
Borrowings on operating lines	-	(377)
Available liquidity[2]	1,619	505

Debt
Operating loans	-	377
Current and long-term lease obligation	8	11
Current and long-term debt	650	663
Interest rate swaps[3]	8	3
Open letters of credit[3]	64	61
Total debt	730	1,115
Cash and short-term investments	(587)	(16)
Open letters of credit[3]	(64)	(61)
Interest rate swaps[3]	(8)	(3)
Cheques issued in excess of funds on deposit	-	16
Net Debt	71	1,051
Shareholders’ equity	3,155	2,474
Total debt to capital[2,4]	19%	31%
Net debt to total capital[2,4]	2%	30%
1.

Excludes $8 million demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it. Operating lines available includes a US$25 million demand line of credit translated at the balance sheet date foreign exchange rate.

2.	See section “Non-IFRS Measures” in this MD&A.
3.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
4.	Total capital is total debt or net debt plus shareholders’ equity.

Debt Ratings

We are considered investment grade by three leading rating agencies. In April 2020, both Moody’s and Standard & Poor’s revised our outlook from stable to negative, and Dominion Bond Rating Service from positive to stable. In November 2020, Standard & Poor’s revised its outlook from negative to stable. On February 1, 2021, Moody’s revised our outlook from negative to stable. The ratings in the table below are as of February 11, 2021.

Agency	Rating	Outlook
DBRS	BBB(low)	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable

These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Cash Flow

Other than for operating purposes, our cash requirements are primarily for interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these requirements.

Cash Flow Statement

($ millions - cash provided by (used in))

	2020	2019
Operating Activities
Earnings	776	(150)
Amortization	272	259
Restructuring and impairment charges	-	33
Restructuring charges paid	-	(7)
Finance expense, net	37	49
Exchange loss on long-term financing	1	3
Exchange loss on export duty deposits	5	4
Export duty deposits	(136)	(5)
Post-retirement expense	100	80
Contributions to post-retirement plans	(66)	(85)
Tax provision (recovery)	266	(69)
Income taxes received (paid)	59	(62)
Other	(1)	-
Changes in accounts receivable	(106)	70
Changes in inventories	(9)	51
Changes in prepaid expenses	(7)	5
Changes in payables and accrued liabilities	104	(61)
	1,295	115
Financing Activities
Operating loans received (paid)	(377)	314
Finance expense paid	(41)	(43)
Dividends	(55)	(55)
Repurchases of Common shares	-	(81)
Other	(3)	(5)
	(476)	130
Investing Activities
Additions to capital assets	(241)	(410)
Other	19	19
	(222)	(391)
Change in cash	597	(146)

Operating Activities

The table above shows the cash used in or provided by operations for 2020 compared to 2019. The significant factors affecting the comparison were improved earnings, working capital changes, and income tax receipts (payments).

Most of our finished goods inventory and log volumes are lower than in 2019, but the cost per unit is higher, resulting in an overall inventory increase. 2019 had lower inventory volumes primarily due to the reduction of lumber inventory from the temporary and permanent curtailments and lower than normal log inventories in Alberta due to forest fires and an unusually wet summer.

Accounts payable balances increased during the quarter due primarily to higher variable compensation and equity-based compensation accruals and higher stumpage payable due to the increase in Alberta stumpage rates.

Accounts receivable balances increased in 2020 due primarily to higher lumber and plywood prices.

We received an income tax refund of $124 million in 2020, mostly related to our Canadian loss carry-back request from our 2019 tax returns. U.S. tax installments for fiscal 2020 were $33 million, as we absorbed our eligible tax loss carry-forwards in 2020 and returned to a taxable position. Canadian installment rules allow most of the 2020 tax payments to be made in February 2021. We estimate the final 2020 tax payment to be $124 million. We made income tax payments of $62 million in 2019, of which $36 million was the final Canadian income tax payment for fiscal 2018.

Financing Activities

We have repaid our operating loan and increased cash by $597 million due to improved earnings.

The weighted average interest rate on our outstanding borrowings at December 31, 2020, was 3.73%, after giving effect to the interest rate swaps.

In 2020, the Canadian and U.S. governments enacted various COVID-19 payment deferral programs for taxes and fees to help businesses with short-term liquidity issues due to the economic disruptions that arose from the voluntary and mandated business closures, travel bans, social distancing, and quarantine periods. No payment deferrals were remaining as of December 31, 2020.

We also returned $55 million to our shareholders through dividend payments in 2020.

Investing Activities

Our 2020 additions to capital assets include $200 million for the lumber segment, $14 million for the panels segment, $25 million for the pulp & paper segment and $2 million for our corporate segment. Additional details are found under the section “Capital Expenditures” above.

Contractual Obligations

On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our US$200 million term loan to facilitate the Acquisition. We also amended the terms of our $150 million committed revolving credit facility due 2022 that we arranged on April 9, 2020. We replaced the $150 million committed revolving credit facility with a US$450 million committed revolving credit facility due 2024 on substantially the same terms.

As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April 2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75%. In accordance with the terms of the Norbord senior notes, we will be required to make a “change of control” offer to repurchase these notes within 30 days of completion of the acquisition of Norbord on February 1, 2021. There is no assurance that the holders of the notes will accept our change of control offers.

Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to such debt is subject to release and discharge. Upon such release and discharge, we will seek to release and discharge the security granted in respect of the Norbord notes in order that the Norbord notes become unsecured debt obligations.

On April 9, 2020, we obtained an additional $150 million committed revolving credit facility with a two-year term. The new credit facility is available for general corporate purposes and is on substantially similar terms to the existing $850 million credit facility. On February 1, 2021, this facility was replaced with a US $450 million committed revolving credit facility due 2024.

On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a US$100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. On March 9, 2020, we extended the duration of our US$100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million, resulting in a fixed interest rate of 0.51% through August of 2024. The two swap agreements fix the interest rate on the US$200 million 5-year term loan floating rate debt discussed above and are accounted for as derivatives.

Contractual Obligations

Contractual obligations mean an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include payroll obligations, reforestation and decommissioning obligations, lease obligations, energy purchases under various agreements, non-defined benefit post-retirement contributions payable, equity-based compensation including equity hedges, accounts payable in the ordinary course of business or contingent amounts payable.

West Fraser Contractual Obligations

(at December 31, 2020, in $ millions)

	2021	2022	2023	2024	Total
Long-term debt[1]	10	-	3	637	650
Interest on long-term debt	20	20	19	15	74
Lease obligations	3	3	2	-	8
Contributions to defined benefit pension plans[2]	44	60	68	-	172
Asset purchase commitments	53	-	-	-	53
Total	130	83	92	652	957
1.	Includes U.S. dollar-denominated debt of US$508 million.
2.	Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.

On February 1, 2021, we assumed Norbord’s contractual obligations as part of the Acquisition. These obligations can be found in Norbord’s 2020 MD&A as published on SEDAR.

Financial Instruments

Details of our financial instruments can be found in Note 22 to our Financial Statements.

Significant Management Judgments Affecting Financial Results

Financial statement preparation requires management to make estimates and assumptions and select accounting policies that affect the amounts reported. The significant accounting policies followed by our Company are disclosed in our Financial Statements. The following judgments are considered the most significant:

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Details can be found under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber - Softwood Lumber Dispute.”

Accounting policy for duties

The CVD and ADD rates are subject to adjustment by the USDOC through an AR of POI. The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable, along with any true-up adjustments to finalized rates. Such adjustments for CVD and ADD could be material.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability. Adjustments to the CVD and ADD rates could cause a material adjustment to the interest recorded, and that adjustment could be material.

Appeals

On May 22, 2020, the NAFTA panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the USITC’s remand determination in its entirety.

On August 28, 2020, the WTO’s dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new CUSMA and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

Recoverability of Long-lived Assets

We assess the carrying value of an asset when there are indicators of impairment. The assessment compares the asset’s estimated discounted future cash flows to the carrying value of the asset. If the carrying value of the asset exceeds the asset’s estimated discounted future cash flows, the carrying value is written down to the higher of fair value less costs to sell and value-in-use. There were no impairments in 2020. In 2019, the B.C. lumber industry faced low product pricing and high purchased log costs resulting in $33 million of impairment charges. $25 million was related to the permanent closure of our Chasm, B.C. lumber mill and $8 million to a plant and equipment impairment associated with a B.C. lumber mill.

We review the amortization periods for our manufacturing equipment and machinery to ensure that the periods appropriately reflect anticipated obsolescence and technological change. The amortization periods for manufacturing equipment range from 6 to 20 years. Timber licences are amortized over 40 years.

Goodwill is not amortized. We compare the carrying value of goodwill and related assets, at least once a year, to the estimated discounted cash flows that the assets are expected to generate. If it is determined that the carrying value is more than the estimated discounted cash flows, then a goodwill impairment will be recorded. We tested goodwill for impairment in 2020 and concluded that its carrying value is not impaired. The testing of goodwill for impairment involves significant estimates, including future production and sales volumes, product selling prices, U.S. dollar exchange rates, operating costs, capital expenditures and the appropriate discount rate to apply. In all cases, we have used our best estimates of these projected amounts and values. Given the current global economic uncertainty and the volatility of the markets for our products, it is possible that our estimates will be adjusted in the future and that these adjusted estimates could result in the future impairment of goodwill. We anticipate that we will record a significant amount of goodwill in connection with the Acquisition.

We also review the carrying value of deferred income tax assets to ensure that the carrying value is appropriate. The key factors considered are our history of profitability, future expectations of profitability, the expected reversal of temporary differences and the timing of expiry of tax loss carry-forwards and limitations on their use.

Reforestation and Decommissioning Obligations

In Canada, provincial regulations require timber quota holders to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforested areas must be tended for a period sufficient to ensure that they are well established. The time needed to meet regulatory requirements depends on a variety of factors.

In our operating areas, the time to meet reforestation standards usually spans 12 to 15 years from the time of harvest. We record a liability for the estimated cost of the future reforestation activities when the harvesting takes place. We review this liability at least once a year and update it to our current estimate of the costs to complete the remainder of the reforestation activities. In 2020, the reforestation obligation review resulted in an increase of $2 million to the obligation (2019—an increase of $4 million).

We record the estimated fair value of a liability for decommissioning obligations, such as landfill closures, in the period when a reasonable estimate of fair value can be made. We review these estimates at least annually and adjust the obligations as appropriate. The 2020 review increased the liability by $5 million, which was primarily related to the decommissioning of our Chasm, B.C. mill site and a landfill closure on Vancouver Island (2019—an increase of $2 million).

Defined Benefit Pension Plan (“D.B. Plan”) Assumptions

We maintain several D.B. Plans for many of our employees. The annual funding requirements and pension expenses are based on (i) various assumptions that we determine in consultation with our actuaries, (ii) actual investment returns on the pension fund assets, and (iii) changes to the employee groups in the pension plans. Note 12 to the Financial Statements provides the sensitivity of a change in key assumptions to our post-retirement obligations.

Accounting Standards Issued But Not Yet Applied

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform Phase 2, which amends various standards requiring interest rates or interest rate calculations. The amendments provide guidance on financial reporting after the LIBOR reform, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021. These amendments have no impact on our financial statements.

Non-IFRS Measures

Throughout this MD&A, reference is made to Adjusted EBITDA, Adjusted earnings, Adjusted basic earnings per share, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, earnings per share (“EPS”), or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.

Adjusted EBITDA

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, export duties, equity-based compensation, restructuring and impairment charges, and other.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measures.

Annual Adjusted EBITDA

($ millions)

	2020	2019	2018
Earnings	776	(150)	810
Add: Finance expense, net	37	49	37
Add (deduct): Tax provision (recovery)	266	(69)	262
Add: Amortization	272	259	257
Add: Equity-based compensation	11	6	7
Add: Export duties, net	79	162	202
Add: Restructuring and impairment charges	-	33	-
Add (deduct): Other	19	11	(37)
Adjusted EBITDA	1,460	301	1,538

Quarterly Adjusted EBITDA

($ millions)

	Q4-20	Q3-20	Q4-19
Earnings	366	350	(42)
Add: Finance expense, net	(3)	11	13
Add (deduct): Tax provision (recovery)	135	115	(4)
Add: Amortization	71	66	66
Add: Equity-based compensation	5	3	2
Add (deduct): Export duties, net	(47)	49	35
Add: Restructuring and impairment charges	-	-	8
Add: Other	17	11	2
Adjusted EBITDA	544	605	80

Annual Adjusted EBITDA by segment

($ millions)

2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	1,013	128	(61)	(38)	1,042
Add: Finance expense, net	24	4	8	1	37
Add: Amortization	201	16	42	13	272
Add: Equity-based compensation	-	-	-	11	11
Add: Export duties, net	79	-	-	-	79
Add (deduct): Other	5	(7)	11	10	19
Adjusted EBITDA by segment	1,322	141	-	(3)	1,460

2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	(202)	31	(29)	(19)	(219)
Add: Finance expense, net	35	4	10	-	49
Add: Amortization	196	16	43	4	259
Add: Equity-based compensation	-	-	-	6	6
Add: Export duties, net	162	-	-	-	162
Add: Restructuring and impairment charges	33	-	-	-	33
Add (deduct): Other	7	-	(4)	8	11
Adjusted EBITDA by segment	231	51	20	(1)	301

2018	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	753	110	215	(6)	1,072
Add: Finance expense, net	25	2	10	-	37
Add: Amortization	196	15	44	2	257
Add: Equity-based compensation	-	-	-	7	7
Add: Export duties, net	202	-	-	-	202
Deduct: Other	(20)	-	(11)	(6)	(37)
Adjusted EBITDA by segment	1,156	127	258	(3)	1,538

Quarterly Adjusted EBITDA by segment

($ millions)

Q4-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	499	55	(44)	(9)	501
Add (deduct): Finance expense, net	(7)	1	3	-	(3)
Add: Amortization	52	5	10	4	71
Add: Equity-based compensation	-	-	-	5	5
Deduct: Export duties, net	(47)	-	-	-	(47)
Add: Other	11	1	5	-	17
Adjusted EBITDA by segment	508	62	(26)	-	544

Q3-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	441	47	(14)	(9)	465
Add: Finance expense, net	8	1	1	1	11
Add: Amortization	49	4	10	3	66
Add: Equity-based compensation	-	-	-	3	3
Add: Export duties, net	49	-	-	-	49
Add (deduct): Other	5	(1)	8	(1)	11
Adjusted EBITDA by segment	552	51	5	(3)	605

Q4-19	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	(37)	7	(12)	(4)	(46)
Add (deduct): Finance expense, net	10	1	3	(1)	13
Add: Amortization	49	5	11	1	66
Add: Equity-based compensation	-	-	-	2	2
Add: Export duties, net	35	-	-	-	35
Add: Restructuring and impairment charges	8	-	-	-	8
Add (deduct): Other	4	-	(3)	1	2
Adjusted EBITDA by segment	69	13	(1)	(1)	80

Adjusted Earnings and Adjusted Basic Earnings Per Share

The following tables reconcile Adjusted earnings and Adjusted basic earnings per share to the most directly comparable IFRS measures.

Annual Adjusted Earnings and Adjusted Basic Earnings Per Share

($ millions, except EPS amounts which are in $)

	2020	2019
Earnings	776	(150)
Add: Export duties, net	79	162
Deduct: Interest recognized on export duty deposits receivable	(16)	(4)
Add: Equity-based compensation	11	6
Add: Exchange loss on long-term financing	1	3
Add: Exchange loss on export duty deposits receivable	5	4
Deduct: Insurance gain on disposal of equipment	(7)	(4)
Add: Power purchase dispute	7	-
Add: Restructuring and impairment charges	-	33
Deduct: Re-measurement of deferred income tax assets and liabilities	-	(18)
Deduct: Net tax effect on the above adjustments	(13)	(53)
Adjusted earnings	843	(21)
Adjusted basic EPS[1]	12.27	(0.31)
1.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

Quarterly Adjusted Earnings and Adjusted Basic Earnings Per Share

($ millions except EPS amounts, which are in $)

	Q4-20	Q3-20	Q4-19
Earnings	366	350	(42)
Add: Export duties, net	(47)	49	35
Deduct: Interest income recognized on export duty deposits receivable	(14)	(1)	(1)
Add: Equity-based compensation	5	3	2
Add: Exchange loss on long-term financing	3	1	1
Add: Exchange loss on export duty deposits receivable	8	1	1
Deduct: Insurance gain on disposal of equipment	-	-	(4)
Add: Power purchase dispute	(1)	8	-
Add: Restructuring and impairment charges	-	-	8
Deduct: Re-measurement of deferred income tax assets and liabilities	-	-	(1)
Add (deduct): Net tax effect on the above adjustments	18	(9)	(10)
Adjusted earnings	338	402	(11)
Adjusted basic EPS[1]	4.92	5.85	(0.16)
1.	Adjusted basic EPS is calculated by dividing Adjusted earnings by the basic weighted average shares outstanding.

Available liquidity

The following table reconciles Available liquidity to the most directly comparable IFRS measures.

($ millions)

	December 31, 2020	December 31, 2019
Available liquidity
Cash and short-term investments	587	16
Operating lines available (excluding newsprint operation)[1]	1,032	882
	1,619	898
Cheques issued in excess of funds on deposit	-	(16)
Borrowings on operating lines	-	(377)
Available liquidity	1,619	505
1.

Excludes $8 million demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it. Operating lines available includes a US$25 million demand line of credit translated at the balance sheet date foreign exchange rate.

Total and net debt to total capital ratio

The following table reconciles total and net debt to total capital ratio to the most directly comparable IFRS measures.

($ millions)

	December 31, 2020	December 31, 2019
Debt
Operating loans	-	377
Current and long-term lease obligation	8	11
Current and long-term debt	650	663
Interest rate swaps[1]	8	3
Open letters of credit[1]	64	61
Total debt	730	1,115
Cash and short-term investments	(587)	(16)
Open letters of credit[1]	(64)	(61)
Interest rate swaps[1]	(8)	(3)
Cheques issued in excess of funds on deposit	-	16
Net Debt	71	1,051
Shareholders’ equity	3,155	2,474
Total debt to capital[2]	19%	31%
Net debt to total capital[2]	2%	30%
1.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
2.	Total capital is total debt or net debt plus shareholders’ equity.

Risks and Uncertainties

Our business is subject to a number of risks and uncertainties that can significantly affect our operations, financial condition and future performance. These risks include risks associated with our Acquisition of Norbord and its OSB business. References to the Norbord business below refer to the Norbord OSB business, which is not operated as a subsidiary of West Fraser until the close on February 1, 2021. We have a comprehensive process to identify, manage, and mitigate risk, wherever possible. The risks and uncertainties described below are not necessarily the only risks we face. Additional risks and uncertainties that are presently unknown to us or deemed immaterial by us may adversely affect our business.

Product Demand and Price Fluctuations

Our revenues and financial results are primarily dependent on the demand for, and selling prices of, our products, which are subject to significant fluctuations. The demand and prices for lumber, panels, pulp, newsprint, wood chips and other wood products are highly volatile and are affected by factors such as: (1) global economic conditions including the strength of the U.S., Canadian, Chinese, Japanese, European and other international economies, particularly U.S. and Canadian housing markets and their mix of single and multifamily construction, repair, renovation and remodelling spending; (2) alternative products to lumber or panels; (3) construction and home building disruptor technologies that may reduce the use of lumber or panels; (4) changes in industry production capacity; (5) changes in world inventory levels; (6) increased competition from other consumers of logs and producers of lumber or panels; and (7) other factors beyond our control. In addition, unemployment levels, interest rates, the availability of mortgage credit and the rate of mortgage foreclosures have a significant effect on residential construction and renovation activity, which in turn influences the demand for, and price of, building materials such as lumber and panel products. Declines in demand, and corresponding reductions in prices, for our products may adversely affect our financial condition and results of operations.

In addition, our Norbord business is highly exposed to fluctuations in demand and pricing of OSB as OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of commodity grades of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime or indefinite curtailments to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm our financial position, operating results and cash flows.

We cannot predict with any reasonable accuracy future market conditions, demand or pricing for any of our products due to factors outside our control. Prolonged or severe weakness in the market for any of our principal products would adversely affect our financial condition.

Availability of Fibre and Changes in Stumpage Fees in Canada

Substantially all of our Canadian log requirements are harvested from lands owned by a provincial government (the “Crown”). Provincial governments control the volumes that can be harvested under provincially-granted tenures and otherwise regulate the availability of Crown timber for harvest. Provincial governments also control the renewal or replacement of provincially-granted tenures, the issuance of operating permits to harvest timber under such tenures and the ability to transfer or acquire such tenures. Determinations by provincial governments to reduce the volume of timber, to issue or not issue operating permits to harvest timber, the areas that may be harvested under timber tenures, to restrict the transfer or acquisition of timber tenures or to regulate the processing of timber or use of harvesting contractors, including to protect the environment or endangered species, species at risk and critical habitat or as a result of forest fires or in response to jurisprudence or government policies respecting aboriginal rights and title or reconciliation efforts or to restrict log processing to local or appurtenant sawmills or to mandate amounts of work to be provided or rates to be paid to harvesting contractors, may reduce our ability to secure log or residual fibre supply and may increase our log purchase and residual fibre costs and may impact our lumber, OSB, plywood, LVL, pulp and MDF operations.

In addition, provincial governments prescribe the methodologies that determine the amounts of stumpage fees that are charged in respect of harvesting on Crown lands. Determinations by provincial governments to change stumpage fee methodologies or rates could increase our log costs.

We rely on third party independent contractors to harvest timber in areas over which we hold timber tenures. Increases in rates charged by these independent contractors or the limited availability of these independent contractors or new regulations on the work to be provided and rates to be paid to these contractors may increase our timber harvesting costs.

We also rely on the purchase of logs and increased competition for logs, or shortages of logs may result in increases in our log purchase costs.

Availability of Fibre and Fibre Costs in the United States

We rely on log supply agreements in the U.S. which are subject to log availability and based on market prices. Approximately 14% of the aggregate log requirements for our U.S. sawmills may be supplied under long-term agreements with the balance purchased on the open market. Open market purchases come from timber real estate investment trusts, timberland investment management organizations and private land owners. Changes in the log markets in which we operate may reduce the supply of logs available to us and may increase the costs of log purchases, each of which could adversely affect our results. In addition, changes in the market for residuals may reduce the demand and selling price for the residuals produced by our operations and increase the disposal costs, which could adversely affect our results.

Fibre Resource for the Norbord Business

Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. This wood fibre supply comes from several different sources. In the U.S., roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, we hold forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market purchases and private supply agreements. In Europe, wood fibre is purchased from government and private landowners. When timber, wood chips, fibre and other wood recycled materials are acquired on the open market, we are in competition with other uses of such resources, where prices and the availability of supply are influenced by factors beyond our control. Fibre supply for the Norbord business could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments.

Trade Restrictions

A substantial portion of our products that are manufactured in Canada are exported for sale. Our financial results are dependent on continued access to the export markets and tariffs, quotas and other trade barriers that restrict or prevent access represent a continuing risk to us. Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for the last several decades. During the period from October 2006 through October 2015 these exports were subject to a trade agreement between the U.S. and Canada and on the expiry of that agreement, a one-year moratorium on trade sanctions by the U.S. came into place. That moratorium has expired and in November 2016 a group of U.S. lumber producers petitioned the USDOC and the USITC to impose trade sanctions against Canadian softwood lumber exports to the U.S. In 2017 duties were imposed on Canadian softwood lumber exports to the U.S. The current duties are likely to remain in place until and unless some form of trade agreement can be reached between the U.S. and Canada (which trade agreement could include other tariffs or duties or quotas that restrict lumber exports) or a final, binding determination is made as a result of litigation. Unless the additional costs imposed by duties can be passed along to lumber consumers, the duties will increase costs for Canadian producers and, in certain cases, could result in some Canadian production becoming unprofitable. Whether and to what extent duties can be passed along to consumers will largely depend on the strength of demand for softwood lumber, which is significantly influenced by the levels of new residential construction in the U.S. which has been gradually improving over the past several years. If duties can be passed through to consumers in whole or in part the price of Canadian softwood lumber will increase (although the increase will not necessarily be for the benefit of Canadian producers) which in turn could cause the price of SYP lumber, which would not be subject to the duty, to increase as well.

The application of U.S. trade laws could, in certain circumstances, create significant burdens on us. We are a mandatory respondent in current investigations being conducted by the USDOC into alleged subsidies and dumping of Canadian softwood lumber. In addition, the current trade dispute between the U.S. and China could negatively impact either or both the U.S. and Chinese economies which could have an adverse effect on the demand for our products and could adversely affect our financial results. Further, the current diplomatic and trade issues between Canada and China could result in tariffs and other trade barriers that restrict access to the market in China for our products.

With respect to our acquisition of Norbord, our OSB business’ future performance is dependent upon international trade and, in particular, cross border trade between Canada and the U.S. and between the UK and European Union. Access to markets in the U.S., the European Union and other countries may be affected from time to time by various trade-related events. The financial condition and results of operations of our OSB business could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future. In addition, the exit of the United Kingdom from the European Union, or “Brexit” is anticipated to continue to cause uncertainty, as well as volatility in the financial markets and economy generally, which may in turn have a material adverse effect on our OSB business, financial condition and results of operations and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the Pound Sterling and Euro.

Contagious Disease

A local, regional, national or international outbreak or escalation of a contagious disease, virus or other illness including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or fear of the foregoing, could cause interruptions to our business and operations and otherwise have an adverse effect on our business, financial condition and/or results of operations including as a result of the effects on: (i) global economic activity, (ii) the business, operations, financial condition, and solvency of our customers caused by operating shutdowns or disruptions or financial or liquidity issues, (iii) the demand for and price of our products, (iv) the health of our employees and the impact on their ability to work or travel, (v) our ability to operate our manufacturing facilities, (vi) our supply chain and the ability of third party suppliers, service providers and/or transportation carriers to supply goods or services on which we rely on to transport our products to market, and (vii) our revenues, cash flow, liquidity and ability to maintain compliance with the covenants in our credit agreements.

Demand and prices for our products may be adversely affected by such outbreaks and pandemics that affect levels of economic activity, and we are unable to predict or estimate the timing or extent of the impact of such outbreaks and pandemics. Governmental measures or restrictions, including those requiring the closures of businesses, restrictions on travel, country, provincial or state and city-wide isolation orders, and physical distancing requirements, may directly affect our operations and employees and those of our customers, suppliers and service providers, and the demand for and pricing of our products. The spread of such viruses among our employees or those of our suppliers or service providers could result in lower production and sales, higher costs, and supply and transportation constraints. Accordingly, our production, costs, and sales may be negatively affected, which could have a material adverse effect on our business, financial condition and/or results of operation.

Given the ongoing and dynamic nature of the COVID-19 outbreak, it is challenging to predict the impact on the Company’s business. The extent of such impact will depend on future developments, which are highly uncertain, including the resurgence of COVID-19 as restrictions are eased or lifted, new information that may emerge concerning the spread and severity of COVID-19, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that COVID-19, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing and customer demand, and distribution networks. These factors may further impact our operating plans, business, financial condition, liquidity, the valuation of long-lived assets, and operating results.

Natural and Man-Made Disasters and Climate Change

Our operations are subject to adverse natural or man-made events such as forest fires, flooding, hurricanes and other severe weather conditions, climate change, timber diseases and insect infestations including those that may be associated with warmer climate conditions, and earthquake activity. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural events such as severe weather, hurricanes, flooding, hailstorms, wildfires, snow, ice storms, and the spread of disease and insect infestations. These events could damage or destroy or adversely affect the operations at our physical facilities or our timber supply or our access to or availability of timber, and similar events could also affect the facilities of our suppliers or customers. Any such damage or destruction could adversely affect our financial results as a result of the reduced availability of timber, decreased production output, increased operating costs or the reduced availability of transportation. Although we believe we have reasonable insurance arrangements in place to cover certain of such incidents related to damage or destruction, there can be no assurance that these arrangements will be sufficient to fully protect us against such losses. As is common in the industry, we do not insure loss of standing timber for any cause.

In addition, government action to address climate change, carbon emissions, water and land use and the protection of threatened or endangered species and critical habitat may result in the enactment of additional or more stringent laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes, or otherwise could adversely affect our operations or financial conditions. Further, the rising prominence of environmental, social and governance concerns among investors and institutional investor advisory groups may impact the investment making decisions of investors in companies requiring access to natural resources or the land base. The adoption of these laws and regulations may increase our costs of operations, including energy, transportation and raw material costs, which may adversely impact our operations.

Mountain Pine Beetle and B.C. Wildfires

The long-term effect of the mountain pine beetle infestation and the 2017 and 2018 wildfire outbreaks in B.C. on our Canadian operations is uncertain. The potential effects include a reduction of future Annual Allowable Cut (“AAC”) levels to below current and pre-infestation AAC levels. Many of our B.C. operations are experiencing a diminished grade and volume of lumber recovered from beetle-killed and fire damaged logs as well as increased production costs. These effects are also present in some of our Alberta operations where the mountain pine beetle infestation has expanded and as has the processing of fire damaged logs from wildfire activity. The timing and extent of the future effect on our timber supply, lumber grade and recovery, and production costs will depend on a variety of factors and at this time cannot be reasonably determined. The effects of the deterioration of beetle-killed and fire damaged logs could include increased costs, reduced operating rates due to shortages of commercially merchantable timber and mill closures.

Wood Dust

Our operations generate wood dust which has been recognized for many years as a potential health and safety hazard and operational issue. The potential risks associated with wood dust have been increased in those of our B.C. and Alberta facilities that have been processing mountain pine beetle-killed logs and fire damaged logs as the wood dust generated from these logs tends to be drier, lighter and finer than wood dust typically generated. We have adopted a variety of measures to reduce or eliminate the risks and operational challenges posed by the presence of wood dust in our facilities and we continue to work with industry and regulators to develop and adopt best mitigation practices. Any explosion or similar event at any of our facilities or any third-party facility could result in significant loss, increases in expenses and disruption of operations, each of which would have a material adverse effect on our business.

Financial

Capital Plans

Our capital plans will include, from time to time, expansion, productivity improvement, technology upgrades, operating efficiency optimization and maintenance, repair or replacement of our existing facilities and equipment. In addition, we may undertake the acquisition of facilities or the rebuilding or modernization of existing facilities. If the capital expenditures associated with these capital projects are greater than we have projected or if construction timelines are longer than anticipated, or if we fail to achieve the intended efficiencies, our financial condition, results of operations and cash flows may be adversely affected. In addition, our ability to expand production and improve operational efficiencies will be contingent on our ability to execute on our capital plans. Our capital plans and our ability to execute on such plans may be adversely affected by availability of, and competition for, qualified workers and contractors, machinery and equipment lead times, changes in government regulations, unexpected delays and increases in costs of completing capital projects including due to increased materials, machinery and equipment costs resulting from trade disputes and increased tariffs and duties.

Capital Resources

We believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements. Factors that could adversely affect our capital resources include prolonged and sustained declines in the demand and prices for our products, unanticipated significant increases in our operating expenses and unanticipated capital expenditures. If for any reason we are unable to provide for our operating needs, capital expenditures and other cash requirements on commercially reasonable terms, we could experience a material adverse effect to our business, financial condition, results of operations and cash flows.

Availability of Credit

We rely on long-term borrowings and access to revolving credit in order to finance our ongoing operations. Our ability to refinance or renew such facilities will be dependent upon our financial condition, profitability and credit ratings and prevailing financial market conditions. Any change in availability of credit in the market, as could happen during an economic downturn, could affect our ability to access credit markets on commercially reasonable terms. In the future we may need to access public or private debt markets to issue new debt. Deteriorations or volatility in the credit markets could also adversely affect:

●	our ability to secure financing to proceed with capital expenditures for the repair, replacement or expansion of our existing facilities and equipment;
●	our ability to comply with covenants under our existing credit or debt agreements;
●	the ability of our customers to purchase our products; and
●	our ability to take advantage of growth, expansion or acquisition opportunities.

In addition, deteriorations or volatility in the credit market could result in increases in the interest rates that we pay on our outstanding non-fixed rate debt, which would increase our costs of borrowing and adversely affect our results.

Following completion of the Acquisition, we have notes maturing in 2023 (Norbord), 2024 and 2027 (Norbord) and a term loan maturing in 2024. There is no assurance that financing will be available to us when required or may not be available to us on commercially favourable or otherwise satisfactory terms in the future to re-finance these notes and loan when they become due. In addition, we will be required to make a “change of control” offer to the holders of the Norbord 2023 and 2027 notes as a result of the completion of the Acquisition, as required by the indentures governing the notes. There is no assurance that our change of control offers to the holders will be accepted.

Credit Ratings

Credit rating agencies rate our debt securities based on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading could limit our access to the credit markets, increase our cost of financing and have an adverse effect on our financial condition.

Costs of Materials and Energy

We rely heavily on certain raw materials, including logs, wood chips and other fibre sources, chemicals, and energy sources, including natural gas and electricity, in our manufacturing processes. Competition from our industry and other industries may result in increased demand and costs for these raw materials and energy sources. Increases in the costs of these raw materials and energy sources will increase our operating costs and will reduce our operating margins. There is no assurance that we will be able to fully offset the effects of higher raw material or energy costs through hedging arrangements, price increases, productivity improvements or cost-reduction programs.

Operational Curtailments

From time to time, we suspend or curtail operations at one or more of our facilities in response to market conditions, environmental risks, or other operational issues, including, but not limited to scheduled and unscheduled maintenance, temporary periods of high electricity prices, power failures, equipment breakdowns, adverse weather conditions, labour disruptions, fire hazards, and the availability or cost of raw materials including logs and wood chips.

In addition, our ability to operate at full capacity may be affected by ongoing capital projects. As a result, our facilities may from time to time operate at less than full capacity. These operational suspensions could have a material adverse effect on our financial condition as a result of decreased revenues and lower operating margins.

In Canada, a substantial portion of the wood chip requirements of our Canadian pulp and paper operations are provided by our Canadian sawmills and plywood and LVL plants. If wood chip production is reduced because of production curtailments, improved manufacturing efficiencies or any other reason, our pulp and paper operations may incur additional costs to acquire or produce additional wood chips or be forced to reduce production. Conversely, pulp and paper mill production curtailments may require our sawmills and panel mills to find other ways to dispose of residual wood fibre and may result in curtailment or suspension of lumber, plywood or LVL production and increased costs.

Transportation Requirements

Our business depends on our ability to transport a high volume of products and raw materials to and from our production facilities and on to both domestic and international markets. We rely primarily on third-party transportation providers for both the delivery of raw materials to our production facilities and the transportation of our products to market. These third-party transportation providers include truckers, bulk and container shippers and railways. Our ability to obtain transportation services from these transportation service providers is subject to risks which include, without limitation, availability of equipment and operators, disruptions due to weather, natural disasters and labour disputes. Transportation services may also be impacted by seasonal factors, which could impact the timely delivery of raw materials and distribution of products to customers. As a result of rail capacity constraints, access to adequate transportation capacity has at times been strained and could affect our ability to transport our products to markets and could result in increased product inventories. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions or work stoppages, could harm our reputation, negatively affect customer relationships or disrupt production at our mills. Transportation costs are also subject to risks that include, without limitation, increased rates due to competition and increased fuel costs. Increases in transportation costs will increase our operating costs and adversely impact our profitability. If we are unable to obtain transportation services or if our transportation costs increase, our revenues may decrease due to our inability to deliver products to market and our operating expenses may increase, each of which would adversely affect our results of operations.

Labour and Services

Our operations rely on experienced local and regional management and both skilled and unskilled workers as well as third party services such as logging and transportation and services for our capital projects. Because our operations are generally located away from major urban centres, we often face strong competition from our industry and others such as oil and gas production, mining and manufacturing for labour and services, particularly skilled trades. Shortages of key services or shortages of management leaders or skilled or unskilled workers, including those caused by a failure to attract and retain a sufficient number of qualified employees and other personnel or high employee turnover could impair our operations by reducing production or increasing costs or the ability to execute on our capital projects including timing and costs.

We employ a unionized workforce in a number of our operations. Walkouts or strikes by employees could result in lost production and sales, higher costs and supply constraints that could have a material adverse effect on our business. Also, we depend on a variety of third parties that employ unionized workers to provide critical services to us. Labour disputes experienced by these third parties could lead to disruptions at our facilities.

As at December 31, 2020, we employed approximately 8,115 individuals, including our proportionate share of those in 50%-owned operations. Of these, approximately 5,555 are employed in our lumber segment, 1,275 in our panels segment, 880 in our pulp & paper segment and 405 in our corporate segment. Approximately 36% of our employees are covered by collective agreements. There are no expired collective agreements remaining as at December 31, 2020. Union agreements representing 915 of our employees expire in 2021.

Norbord’s U.S. employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized - representing approximately 35% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three-to-five-year term, and the current contracts with

Unifor representing members at the OSB mills in La Sarre, Quebec, Barwick, Ontario and Chambord, Quebec expire on June 30, 2021, July 31, 2022 and June 1, 2026, respectively. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry. In addition, disputes with Norbord’s trade unions may lead to litigation, the result of which may adversely impact cash flow and profitability of Norbord’s operations.

Environment

We are subject to regulation by federal, provincial, state, municipal and local environmental authorities, including, among other matters, environmental regulations relating to air emissions and pollutants, wastewater (effluent) discharges, solid and hazardous waste, landfill operations, forestry practices, permitting obligations, site remediation and the protection of threatened or endangered species and critical habitat. Concerns over climate change, carbon emissions, water and land-use practices and the protection of threatened or endangered species and critical habitat could also lead governments to enact additional or more stringent environmental laws and regulations that may require us to incur significant capital expenditures, pay higher taxes or fees, including carbon related taxes or otherwise could adversely affect our operations or financial conditions.

We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations, including the U.S. Environmental Protection Agency’s Boiler MACT (maximum achievable control technology) regulations. These regulations include environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation, as well as workplace safety. In addition, changes in the regulatory environment respecting climate change have and may lead governments and regulatory bodies to enact additional or more stringent laws and regulations and impose operational restrictions or incremental levies and taxes applicable to our Company.

No assurance can be given that changes in these laws and regulations or their application will not have a material adverse effect on our business, operations, financial condition and operational results. Similarly, no assurance can be given that capital expenditures necessary for future compliance with existing and new environmental laws and regulations could be financed from our available cash flow. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact our production capacity or increase our production costs. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.

We may discover currently unknown environmental problems, contamination, or conditions relating to our past or present operations. This or any failure to comply with environmental laws and regulations may require site or other remediation costs or result in governmental or private claims for damage to person, property, natural resources or the environmental or governmental sanctions, including fines or the curtailment or suspension of our operations, which could have a material adverse effect on our business, financial condition and operational results.

We are currently involved in investigation and remediation activities and maintain accruals for certain environmental matters or obligations, as set out in the notes to our Financial Statements for the year ended December 31, 2020. There can be no assurance that any costs associated with such obligations or other environmental matters will not exceed our accruals.

Our Canadian woodland operations, and the harvesting operations of our many key U.S. log suppliers, in addition to being subject to various environmental protection laws, are subject to third-party certification as to compliance with internationally recognized, sustainable forest management standards. Demand for our products may be reduced if we are unable to achieve compliance or are perceived by the public as failing to comply, with these applicable environmental protection laws and sustainable forest management standards, or if our customers require compliance with alternate forest management standards for which our operations are not certified. In addition, changes in sustainable forest management standards or our determination to seek certification for compliance with alternate sustainable forest management standards may increase our costs of operations.

Third Party Sustainability Certification

The majority of our European wood suppliers and Canadian Crown timberlands are subject to third-party certification to the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI) sustainable forest management standards. Customers may require a different certification than one we currently have, and there is no certainty such certification will be obtained, and demand may be reduced based on this requirement. Demand for our products in Europe may be reduced if certification is not maintained. In addition, changes in sustainable forest management standards or our determination to seek certification for conformance with alternate sustainable forest management standards may increase the cost of wood fibre.

Aboriginal Groups

Issues relating to Aboriginal groups, including First Nations, Métis and others, have the potential for a significant adverse effect on resource companies operating in Canada including West Fraser. Risks include potential delays or effects of governmental decisions relating to Canadian Crown timber harvesting rights (including their grant, renewal or transfer or authorization to harvest) in light of the government’s duty to consult and accommodate Aboriginal groups in respect of Aboriginal rights or treaty rights, agreements governments may choose to enter into with Aboriginal groups or steps governments may take in favour of Aboriginal groups even if not required by law, related terms and conditions of authorizations and potential findings of Aboriginal title over land.

We participate, as requested by government, in the consultation process in support of the government fulfilling its duty to consult. We also seek to develop and maintain good relationships and, where possible, agreements with Aboriginal groups that may be affected by our business activities. However, as the jurisprudence and government policies respecting Aboriginal rights and title and the consultation process continue to evolve, and as treaty and non-treaty negotiations continue, we cannot assure that Aboriginal claims will not in the future have a material adverse effect on our timber harvesting rights or our ability to exercise or renew them or secure other timber harvesting rights.

In addition, the Canadian federal government and provincial governments have made various commitments to renew their relationships with Aboriginal groups and in some cases have expressed their support for the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”). In this regard, B.C. has passed and brought into force the Declaration on the Rights of Indigenous Peoples Act, which is principally a framework for future action. At this time, it is unclear whether or how UNDRIP will be further adopted into Canadian law and its impact on the Crown’s duty to consult with and accommodate Aboriginal groups. At this time, we are unable to assess the effect, if any, that the adoption and implementation of UNDRIP by federal and provincial governments may have on land claims or consultation requirements or on our business, but the impact may be material.

On June 26, 2014 the Supreme Court of Canada (the “SCC”) released its reasons for judgment in Tsilhqot’in Nation v. British Columbia. The SCC declared that the Tsilhqot’in Nation had established Aboriginal title over an area of B.C. comprising approximately 1,750 square kilometres. The SCC also held that the provisions of the Forest Act (British Columbia) dealing with the disposition or harvest of Crown timber, as presently drafted, no longer applied to timber located on those lands, by virtue of the definition of “Crown Timber” in the Forest Act. But the SCC also confirmed that provincial laws can apply on Aboriginal title lands but only if the legislature so intends, and if the government can justify infringements of Aboriginal title in certain cases (according to tests set out in the case law). It also confirmed that the existing Forest Act continues to apply to lands unless and until title is established.

We do not have any cutting permits in the area that was the subject of the Tsilhqot’in case. However, claims of Aboriginal title have been asserted by many Aboriginal groups throughout B.C. (including lands in which we have interests or rights) and there is a risk that other Aboriginal groups may pursue further rights or title claims through litigation, or treaty negotiations with governments. It is difficult to predict how quickly other claims will be litigated or negotiated and in what manner our Crown timber harvesting rights and log supply arrangements will be affected.

Regulatory

Our operations are subject to extensive general and industry-specific federal, provincial, state, municipal and other local laws and regulations and other requirements, including those governing forestry, exports, taxes (including, but not limited to, income, sales and carbon taxes), employees, labour standards, occupational health and safety, waste disposal, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. We are required to obtain approvals, permits and licences for our operations, which may require advance consultation with potentially affected stakeholders including Aboriginal groups and impose conditions that must be complied with. If we are unable to obtain, maintain, extend or renew, or are delayed in extending or renewing, a material approval, permit or license, our operations or financial condition could be adversely affected. There is no assurance that these laws, regulations or government requirements, or the administrative interpretation or enforcement of existing laws and regulations, will not change in the future in a manner that may require us to incur significant capital expenditures, pay higher taxes or otherwise could adversely affect our operations or financial condition. Failure to comply with applicable laws or regulations, including approvals, permits and licences, could result in fines, penalties or enforcement actions, including orders suspending or curtailing our operations or requiring corrective measures or remedial actions.

Foreign Currency Exchange Rates

Our Canadian operations sell the majority of its products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices. A significant portion of its operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the revenue in Canadian dollar terms realized by our Canadian operations from sales made in U.S. dollars, which reduces operating margin and the cash flow available to fund operations. Canadian operations are also exposed to the risk of exchange rate fluctuations in the period between sale and payment. To mitigate the exposure of Canadian operations to currency fluctuations, we have long-term debt repayable in U.S. dollars which is valued in Canadian dollars at the end of each reporting period by applying the prevailing exchange rate. The translation gains or losses for our Canadian operations are reported in earnings in the Financial Statements. Upon the close of the Acquisition, West Fraser will be converting to U.S. functional and U.S. reporting currency. Following the conversion, there will no longer be translation gains or losses for our Canadian operations in respect of U.S. dollar balances reported in earnings in the Financial Statements. Rather, translation gains and losses for our Canadian operations will be reported in earnings in the Financial Statements in respect of Canadian dollar transactions and balances.

Our U.S. operations transact and report in U.S. dollars, but their results are translated into Canadian dollars for Financial Statement purposes with the resulting translation gains or losses being reported in other comprehensive earnings. Following the conversion to U.S. functional and U.S. reporting currency, there will no longer be translation gains or losses reported in other comprehensive earnings in respect of our U.S. operations. Exchange rate fluctuations result in exchange gains or losses and changes in other comprehensive earnings. This results in significant earnings sensitivity to changes in the Canadian/U.S. dollar exchange rate. The Canadian/U.S. dollar exchange rate is affected by a broad range of factors which makes future rates difficult to accurately predict.

In addition, a portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of Norbord’s facilities, the value of its foreign investments, the results of its operations and its financial position. Norbord’s foreign exchange exposure arises from the following sources: (i) net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros; (ii) net Canadian dollar-denominated monetary assets and liabilities; and (iii) committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Competition

We compete with global producers, some of which may have greater financial resources and lower production costs than we do. Currency devaluations can have the effect of reducing our competitors’ costs and making our products less competitive in certain markets. In addition, European lumber producers and South American panel producers may enter the North American market during periods of peak prices. Markets for our products are highly competitive. Our ability to maintain or improve the cost of producing and delivering products to those markets is crucial. Factors such as cost and availability of raw materials, energy and labour, the ability to maintain high operating rates and low per-unit manufacturing costs, and the quality of our final products and our customer service all affect our earnings. Some of our products are also particularly sensitive to other factors including innovation, quality and service, with varying emphasis on these factors depending on the product. To the extent that one or more of our competitors become more successful with respect to any key competitive factor, our ability to attract and retain customers could be materially adversely affected. If we are unable to compete effectively, such failure could have a material adverse effect on our business, financial condition and results of operations.

Our products may compete with non-fibre based alternatives or with alternative products in certain market segments. For example, steel, engineered wood products, plastic, wood/plastic or composite materials may be used by builders as alternatives to the products produced by our wood products businesses such as lumber, plywood and MDF products. Changes in prices for oil, chemicals and wood-based fibre can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. As the use of these alternatives grows, demand for our products may further decline.

Because commodity products have few distinguishing properties from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are affected by many factors outside of our control, and we have no influence over the timing and extent of price changes, which often are volatile. Accordingly, our revenues may be negatively affected by pricing decisions made by our competitors and by decisions of our customers to purchase products from our competitors.

In addition, continued consolidation in the retail and construction industries could expose us to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on us and our products. In addition, concentration of our business with fewer customers as a result of consolidation could expose us to risks associated with the loss of key customers. For example, the loss of a significant customer, any significant customer order cancellations or bad debts could negatively affect Norbord’s sales and earnings.

Pension Plan Funding

We are the sponsor of several defined benefit pension plans including plans of Norbord which we assumed as part of the Acquisition which exposes us to market risks related to plan assets. Funding requirements for these plans are based on actuarial assumptions concerning expected return on plan assets, future salary increases, life expectancy and interest rates. If any of these assumptions differs from actual outcomes such that a funding deficiency occurs or increases, we would be required to increase cash funding contributions which would in turn reduce the availability of capital for other purposes. We are also subject to regulatory changes regarding these plans which may increase the funding requirements which would in turn reduce the availability of capital for other purposes.

Information Technology and Cyber Security

We are reliant on our information and operations technology systems to operate our manufacturing facilities, access fibre, communicate internally and with suppliers and customers, to sell our products and to process payments and payroll as well as for other corporate purposes and financial reporting. An interruption or failure or unsuccessful implementation and integration of our information and operations technology systems could result in a material adverse effect on our operations, business, financial condition and results of operations.

In order to optimize performance, we regularly implement business process improvement initiatives and invest capital to upgrade our information technology infrastructure. These initiatives may involve risks to the operations and we may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, proprietary business and confidential financial information and identifiable personal information of our employees. We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information.

However, our information and operations technology systems, including process control systems, are still subject to cyber security risks and are vulnerable to natural disasters, fires, power outages, vandalism, attacks by hackers or others or breaches due to employee error or other disruptions. Any such attack on or breach of our systems including through exposure to potential computer viruses or malware could compromise our systems and stored information may be accessed, publicly disclosed, lost or compromised, which could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to our operations, decreased performance and production, increased costs, and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations. As cyber security threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. However, our exposure to these risks cannot be fully mitigated due to the nature of these threats. Further, disruptions resulting from cyber security breaches could expose us to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, we could face increased costs if any future claims exceed our insurance coverage.

Product Liability and Legal Proceedings

We produce a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of our products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, we have been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage, environmental matters, and labour and other claims against us or our predecessors. We could face increased costs if any future claims exceed purchased insurance coverage.

Capital Intensity

Our business and the production of wood-based panels is capital intensive. There can be no assurance that key manufacturing facilities and pieces of equipment will not need to be updated, modernized, repaired or replaced, or that operation of our manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, labour disputes, information technology disruptions, power outages, fire, explosion or other hazards including combustible wood dust. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

We are required to review our long-lived assets for indicators that their carrying values will not be recovered. Indicators could include high raw material costs, changes in demand for our products, declines in product pricing, changes in technology, prolonged negative results or operational curtailments, and may result in non-cash impairment or accelerated depreciation charges in the future and therefore have a negative impact to earnings in the period when these charges are recorded.

International Sales

A portion of our products are exported to customers in China and in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of our products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies.

Strategic Initiatives and Acquisitions

Our future success may in part be dependent on the performance of strategic initiatives, which could include growth in certain segments or markets and acquisitions. There can be no assurance that we will be able to successfully implement important strategic initiatives in accordance with our expectations, which may adversely affect our business, financial results and future growth prospectus. We may evaluate potential acquisitions from time to time and have in the past grown through acquisitions. However, there is no assurance that we in the future will be able to successfully identify potential acquisitions or efficiently and cost-effectively integrate any assets or business that we acquire without disrupting existing operations.

Tax Exposures

In the normal course of business, we take various positions in the filing of our tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, we are subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. We provide for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from our estimated liabilities.

Potential Future Changes in Tax Laws, including Tax Rates

Our corporate structure is based on prevailing taxation law, regulations and practice in the local jurisdictions in which it operates. We are aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects our profits to additional taxation or otherwise has a material adverse effect on our profitability, results of operations, deferred tax assets and liabilities, financial condition or the trading price of its securities. Our management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect. Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to coordinate and share information regarding companies and the taxes they pay. Changes in governmental taxation policies and practices could adversely affect West Fraser or Norbord or result in negative media coverage and, depending on the nature of such policies and practices, could have a greater impact on the Company than on other companies.

Additional Risks and Uncertainties Related to Our Acquisition of Norbord

We May Not Achieve the Anticipated Benefits from the Acquisition

Our ability to realize the anticipated benefits of our acquisition on Norbord will depend in part on our successfully consolidating Norbord’s business and integrating Norbord’s operations, procedures and personnel in a timely and efficient manner, as well as on our ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from the combined business. This integration will require the dedication of substantial management effort, time and resources which may divert our management’s focus and resources from other strategic opportunities and from other operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect our ability to achieve the anticipated benefits of the Acquisition.

The Acquisition May Not Maximize Our Growth Potential

One of our principal reasons for the Acquisition is to maximize the growth potential of West Fraser beyond the level that West Fraser could have achieved on its own without the acquisition of Norbord. Achieving this growth potential is dependent on a number of factors, many of which will be beyond our control. Our inability to realize the full extent of the anticipated growth opportunities from the Acquisition, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, operating results and financial strength. In addition, there is no assurance that any additional prospective organic growth opportunities and potential merger and acquisition growth opportunities may be realized or prove to be accretive to West Fraser.

The amount of any dividends paid by West Fraser after Closing is not guaranteed

The declaration and payment of cash dividends remains within the discretion of our board of directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. On an annual basis, dividends of CDN$0.80 per share were declared in 2020 and 2019. There is no assurance that the acquisition of Norbord will not adversely impact our financial condition and our ability to maintain our dividend at the current rate. Our board of directors will retain the power to declare dividends in its discretion and in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends that we pay in the future will be equal or similar to the dividends historically paid by West Fraser or that our board of directors will not decide to suspend or discontinue the payment of cash dividends in the future.

Our Access to Financing May be Adversely Impacted

Our continued access to financing will depend on, among other things, suitable market conditions and maintenance of long-term credit ratings. The credit ratings of West Fraser may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition and the deterioration in general economic and business conditions. Any downgrades in the credit ratings of West Fraser, whether resulting from the Acquisition of Norbord or otherwise, may impede our ability to access debt markets or raise our borrowing rates.

There is No Assurance that the Acquisition of Norbord will Strengthen Our Financial Position or Improve Our Capital Markets Profile

While the Acquisition of Norbord has increased our asset and revenue base, it has also increased our debt and our exposure (in absolute dollar terms) to negative downturns in the market for wood products if both the existing West Fraser and Norbord businesses are adversely impacted by these downturns. Such downturns may force us to draw against our credit facilities in order to fund our operations to the extent that these downturns result in negative cash flows for the combined business. In addition, downturns in the wood products market may adversely impact our ability to repay or refinance the outstanding debt of West Fraser or Norbord when this debt matures and becomes payable. There is also no assurance that the completion of the acquisition of Norbord and the listing of the West Fraser Shares on the NYSE will result in our being able to increase our investor base, gain increased investor exposure, increase trading liquidity or become a leading investment vehicle for investors seeking wood products exposure in North America.

Risks Associated with the NYSE Listing and Litigation

We have listed the West Fraser Shares on the NYSE in connection with our completion of the Acquisition. Listing on the NYSE may expose us to additional regulatory proceedings, litigation (including class actions), mediation, and/or arbitration from time to time, which could adversely affect our business, financial condition and operations. Monitoring and defending against legal actions, with or without merit, can be time-consuming, may divert management’s attention and resources and can cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we may, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, financial condition, or operations. Litigation, and any decision resulting therefrom, may also create a negative perception of West Fraser.

Risk Associated with Internal Controls

We are required to maintain and evaluate the effectiveness of our internal controls over financial reporting under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and under the Exchange Act in the United States. Effective internal controls are required for us to accurately and reliably report our financial results and other financial information. There is no assurance that we will be able to achieve and maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude on an ongoing basis that our internal controls over financial reporting is effective. Our failure to establish and maintain effective internal controls over financial reporting could result in our inability to meet our reporting obligations, our inability to prevent fraud and our ability to detect material misstatements. As a result, any failure to maintain effective internal controls over financial reporting may result in investors losing confidence in our ability to report timely, accurate and reliable financial and other information, may expose us to legal or regulatory actions and may adversely impact the market value of our Common shares.

In addition, under Section 404 of the Sarbanes-Oxley Act (“SOX”), we will be required to design, document and test the effectiveness of our internal controls over financial reporting. There is no assurance that our efforts to develop and maintain our internal controls will be successful or sufficient to meet our obligations under SOX.

The Acquisition May Increase the Volatility of Our Common Shares

Our Common shares will be subject to material fluctuations and may increase or decrease in response to a number of events and factors, which will include events factors that affect the combined business of West Fraser and Norbord:

●	changes in the market price of the commodities that we sell and purchase;
●	current events affecting the economic situation in North America, Europe and the international markets in which our products are sold;
●	trends in the lumber and OSB industries and other industries in which we operate;
●	regulatory and/or government actions;
●	changes in financial estimates and recommendations by securities analysts;
●	sales by Brookfield of any of the West Fraser Shares held by it following closing of the Acquisition;
●	acquisitions and financings;
●	the economics of current and future projects undertaken by us, both with respect to our existing business and the Norbord business;
●	variations in our operating results, financial condition or dividend policies;
●	the operating and share price performance of other companies, including those that investors may deem comparable to West Fraser; and
●	the issuance of additional equity securities by us.

In addition to factors directly affecting West Fraser and the combined business of West Fraser and Norbord, our Common shares may also experience volatility that is attributable to the overall state of the stock markets in which wide price swings may occur as a result of a variety of financial, economic and market perception factors. This overall market volatility may adversely affect the price of our Common shares, regardless of our own relative operating performance.

Controls and Procedures

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to our Company is gathered and reported to senior management, including the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer. The information must be presented on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Controls over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.

There has been no change in West Fraser’s internal controls over financial reporting that occurred during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

In August 2020, the Company successfully implemented a new Enterprise Resource Planning software system to manage the sales, transportation, and supply chain for a large part of its Canadian lumber business. In connection with this implementation, the Company replaced multiple internal controls over financial reporting that were previously considered effective with similar internal controls that are also expected to be effective. In management’s judgment, these changes do not have a material effect on internal controls over financial reporting.

Evaluation of Effectiveness of Internal Controls

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), requires our management, under the supervision of the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer, to evaluate the effectiveness of the disclosure controls and procedures and internal controls over financial reporting as of December 31, 2020. Based on that evaluation, the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer have concluded that West Fraser’s disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2020.

Additional Information

Additional information relating to West Fraser, including our Annual Information Form, can be found on our website at www.westfraser.com or on SEDAR at www.sedar.com.

RESPONSIBILITY OF MANAGEMENT

The management of West Fraser Timber Co. Ltd. (“West Fraser”, “we”, “us” or “our”) is responsible for the preparation, integrity, objectivity and reliability of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include amounts that represent the best estimates and judgments of management.

We maintain a system of internal controls over financial reporting that encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded with appropriate authorization and financial records are accurate and reliable.

Our independent auditor, which is appointed by the shareholders upon the recommendation of the Audit Committee and the Board of Directors, has completed its audit of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and its report follows.

The Board of Directors provides oversight to the financial reporting process through its Audit Committee, which is comprised of four Directors, none of whom is an officer or employee of West Fraser. The Audit Committee meets regularly with representatives of management and of the auditor to review the consolidated financial statements and matters relating to the audit. The auditor has full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

Raymond Ferris	Chris Virostek
President and Chief Executive Officer	Vice-President, Finance
and Chief Financial Officer
February 11, 2021

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of West Fraser Timber Co. Ltd.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of West Fraser Timber Co. Ltd. and its subsidiaries (together, the Company) as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated balance sheets as at December 31, 2020 and 2019;

●	the consolidated statements of earnings and comprehensive earnings for the years then ended;

●	the consolidated statements of changes in shareholders’ equity for the years then ended;

●	the consolidated statements of cash flows for the years then ended; and

●	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Valuation of plan assets and post-retirement defined benefit pension plan assets and obligations

Refer to note 8, Other assets, note 10 Other liabilities and note 12, Post-retirement benefits to the consolidated financial statements.

As at December 31, 2020, total defined benefit plan assets were valued at $1,503 million and total defined benefit obligations were $1,837 million. Management records a post-retirement asset or liability for the Company’s defined benefit pension plans by netting the plan assets with the plan obligations on a plan-by-plan basis.

Plan assets are recorded at their fair value at each balance sheet date and plan obligations are recorded at the present value of estimated expected benefit payments. Cash outflows are discounted using market yields from high quality corporate bonds.

In determining the post-retirement benefit obligations, the key assumptions used by management included the discount rate, employee service periods, compensation escalation rates, expected retirement ages of employees, mortality rates, and expected health-care costs. These assumptions were reviewed with management’s independent actuaries (management’s experts).

We considered this a key audit matter due to the subjectivity and complexity in applying audit procedures relating to the key assumptions applied by management, including the use of management’s experts, in determining the valuation of plan assets and post-retirement pension obligations. We were also assisted by a professional with specialized skill and knowledge in performing our procedures.

Our approach to addressing the matter involved the following procedures, among others:

●   Confirmed, on a sample basis, investments held by custodians of the pension plans.

●   Compared on a sample basis the fair value of pension plan assets to market rates for equity investments or audited fund statements for fixed income and all other investments.

●   The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the post-retirement pension obligations. As a basis for using this work, management’s experts’ competence, capability and objectivity were evaluated, their work performed was understood and the appropriateness of their work as audit evidence was evaluated by considering the relevance and reasonableness of the methods, assumptions and findings.

●   Assessed the reliability of employee data used by management’s experts in determining the value of post-retirement pension obligations by comparing it on a sample basis to employee contracts.

●   Utilized a professional with specialized skill and knowledge in the field of actuarial valuation who assisted us in satisfying ourselves that the assumptions used in the calculation of the defined benefit obligations, including discount rates, employee service periods, compensation escalation rates, expected retirement ages of employees, mortality rates and expected health-care costs, were reasonable, taking into account the specifics of each post-retirement pension plan.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is John Bunting.

Chartered Professional Accountants

Vancouver, British Columbia

Canada

February 11, 2021

West Fraser Timber Co. Ltd.

Consolidated Balance Sheets

As at December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	2020	2019

Assets

Current assets
Cash and short-term investments	$587	$16
Receivables (note 22)	353	258
Income taxes receivable	10	135
Inventories (note 4)	735	729
Prepaid expenses	16	9
	1,701	1,147
Property, plant and equipment (note 5)	2,110	2,140
Timber licences (note 6)	473	493
Goodwill and other intangibles (note 7)	753	772
Export duty deposits (note 25)	227	80
Other assets (note 8)	44	26
Deferred income tax assets (note 17)	12	10
	$5,320	$4,668

Liabilities

Current liabilities
Cheques issued in excess of funds on deposit	$-	$16
Operating loans (note 11)	-	374
Payables and accrued liabilities (note 9)	495	396
Current portion of long-term debt (note 11)	10	10
Current portion of reforestation and decommissioning obligations (note 10)	44	41
Income taxes payable	124	-
	673	837
Long-term debt (note 11)	637	650
Other liabilities (note 10)	519	454
Deferred income tax liabilities (note 17)	336	253
	2,165	2,194
Shareholders’ Equity

Share capital (note 13)	484	483
Accumulated other comprehensive earnings	105	132
Retained earnings	2,566	1,859
	3,155	2,474
	$5,320	$4,668

Approved by the Board of Directors

Reid Carter	Robert L. Phillips
Director	Lead Director

  West Fraser Timber Co. Ltd.

  Consolidated Statements of Earnings and Comprehensive Earnings

  For the years ended December 31, 2020 and 2019

  (in millions of Canadian dollars, except where indicated)

	2020	2019

Sales	$5,850	$4,877

Costs and expenses
Cost of products sold	3,434	3,652
Freight and other distribution costs	709	713
Export duties, net (note 25)	79	162
Amortization	272	259
Selling, general and administration	247	211
Equity-based compensation (note 14)	11	6
Restructuring and impairment charges	-	33
	4,752	5,036

Operating earnings	1,098	(159)

Finance expense, net (note 15)	(37)	(49)
Other (note 16)	(19)	(11)
Earnings before tax	1,042	(219)
Tax recovery (provision) (note 17)	(266)	69
Earnings	$776	$(150)

Earnings per share (dollars) (note 19)
Basic	$11.30	$(2.18)
Diluted	$11.30	$(2.34)

Comprehensive earnings
Earnings	$776	$(150)
Other comprehensive earnings
Translation loss on foreign operations[1]	(27)	(38)
Actuarial loss on post-retirement benefits[2]	(14)	(99)
Comprehensive earnings	$735	$(287)
1.	Recycled through earnings in the event of a disposal in net investment in foreign operations.
2.	Adjusted through retained earnings. Net of tax recovery of $4 million (2019—$33 million).

West Fraser Timber Co. Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	Share capital
	Number of shares	Amount	Translation of foreign operations	Retained earnings	Total Equity

Balance-December 31, 2018	69,818,838	$491	$170	$2,235	$2,896

Changes in Shareholders’ Equity for 2019
Translation loss on foreign operations	-	-	(38)	-	(38)
Actuarial loss on post-retirement benefits	-	-	-	(99)	(99)
Issuance of Common shares	22,329	1	-	-	1
Repurchase of Common shares	(1,178,400)	(9)	-	(72)	(81)
Earnings for the year	-	-	-	(150)	(150)
Dividends[1]	-	-	-	(55)	(55)
Balance-December 31, 2019	68,662,767	$483	$132	$1,859	$2,474

Changes in Shareholders’ Equity for 2020
Translation loss on foreign operations	-	-	(27)	-	(27)
Actuarial loss on post-retirement benefits	-	-	-	(14)	(14)
Issuance of Common shares	15,855	1	-	-	1
Earnings for the year	-	-	-	776	776
Dividends[1]	-	-	-	(55)	(55)
Balance-December 31, 2020	68,678,622	$484	$105	$2,566	$3,155

1.    Represents dividends declared of $0.80 per share for 2020 and $0.80 per share for 2019.

West Fraser Timber Co. Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(in millions of Canadian dollars, except where indicated)

	2020	2019

Cash provided by operations
Earnings	$776	$(150)
Adjustments
Amortization	272	259
Restructuring and impairment charges	-	33
Restructuring charges paid	-	(7)
Finance expense, net	37	49
Foreign exchange loss on long-term financing	1	3
Foreign exchange loss on long-term duty deposits	5	4
Export duty deposits (note 25)	(136)	(5)
Post-retirement expense	100	80
Contributions to post-retirement benefit plans	(66)	(85)
Tax provision (recovery)	266	(69)
Income taxes received (paid)	59	(62)
Other	(1)	-
Changes in non-cash working capital
Receivables	(106)	70
Inventories	(9)	51
Prepaid expenses	(7)	5
Payables and accrued liabilities	104	(61)
	1,295	115

Cash provided by (used for) financing
Proceeds from (repayment of) operating loans	(377)	314
Finance expense paid	(41)	(43)
Dividends	(55)	(55)
Repurchase of Common shares	-	(81)
Other	(3)	(5)
	(476)	130
Cash used for investing
Additions to capital assets	(241)	(410)
Government assistance	5	5
Proceeds from disposal of capital assets	14	14
	(222)	(391)

Change in cash	597	(146)
Foreign exchange effect on cash	(10)	(1)
Cash-beginning of year	-	147
Cash-end of year	$587	$-

Cash consists of
Cash and short-term investments	$587	$16
Cheques issued in excess of funds on deposit	-	(16)
	$587	$-

West Fraser Timber Co. Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(figures are in millions of Canadian dollars, except where indicated)

1.    Nature of operations

West Fraser Timber Co. Ltd. (“West Fraser”, the “Company” or “we”, “us” or “our”) is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals and energy with facilities in western Canada, and the southern United States. Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia (“B.C.”). West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in B.C., Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol WFT.

As disclosed in our subsequent event note 26, on February 1, 2021, West Fraser completed the acquisition of Norbord Inc. (the “Acquisition”), listed its shares on the New York Stock Exchange (“NYSE”) and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.

2.    Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were approved by our Board of Directors on February 11, 2021.

Our consolidated financial statements have been prepared under the historical cost basis, except for certain items as discussed in the applicable accounting policies.

Accounting policies that relate to the consolidated financial statements as a whole are incorporated in this note. Where an accounting policy is applicable to a specific note disclosure, the policy is described within the respective note.

Accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of West Fraser and its wholly-owned subsidiaries after the elimination of intercompany transactions and balances. Principal operating subsidiaries are West Fraser Mills Ltd., West Fraser, Inc., West Fraser Wood Products Inc., West Fraser Southeast, Inc., Blue Ridge Lumber Inc., Sundre Forest Products Inc., Manning Forest Products Ltd. and West Fraser Newsprint Ltd.

Our 50%-owned joint operations, Alberta Newsprint Company and Cariboo Pulp & Paper Company, are accounted for by recognizing our share of the assets and liabilities, revenues and expenses related to these joint operations.

Use of estimates and judgments

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. It also requires management to exercise judgment in the process of applying accounting policies. Significant areas requiring estimates include recoverability of long-lived assets and goodwill, export duty deposits related to the softwood lumber dispute, fair value of derivatives, reforestation and decommissioning obligations, employee future benefits, equity-based compensation, income taxes and litigation. Actual amounts could differ materially from these and other estimates, the impact of which would be recorded in future periods. Management uses judgments and assumptions in assessing potential indicators of impairment, determining the appropriate cash generating unit level used in impairment testing and determining the accounting treatment for certain investments where we own less than 100% of the entity.

Impact of coronavirus (“COVID-19”)

Given the ongoing and dynamic nature of the COVID-19 outbreak, it is challenging to predict the impact on our Company. The extent of such impact will depend on future developments, which are highly uncertain, including the resurgence of COVID-19 as restrictions are eased or lifted, new information that may emerge concerning the spread and severity of COVID-19, and actions taken to address its impact, among others. It is difficult to predict how this virus may affect our business in the future, including its effect (positive or negative; long or short term) on the demand and price for our products. It is possible that COVID-19, particularly if it has a prolonged duration, could have a material adverse effect on our supply chain, market pricing, customer demand, and distribution networks. These factors may further impact our operating plans, business, financial condition, liquidity, and operating results, which would, in turn, affect our estimates, including the valuation of inventories, allowance for expected credit losses, fair value measurements, the valuation of long-lived assets, and cash flow projections used for impairment testing. Actual results may materially differ from these estimates.

Revenue recognition

Revenue is derived primarily from product sales and is recognized when a customer obtains control over the goods. For most of our sales, control is obtained by the customer when the product is loaded on a common carrier at our mill. Some of our revenue is recognized when the product is delivered to the customer or when it is loaded on an ocean carrier. The amount of revenue recognized is net of our estimate for early payment discounts and volume rebates.

Revenue includes charges for freight, handling, countervailing and antidumping duties. The costs related to these revenues are recorded in freight and other distribution costs and export duties.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which was determined to be the functional currency of the Company and its Canadian subsidiaries.

Translation of other foreign currency balances and transactions

Monetary assets and liabilities denominated in foreign currencies, including long-term financing, are translated at the period-end exchange rate. Income and expense items are translated at the average or transaction date exchange rates during the reporting period. The resulting translation gains or losses are included in other income.

U.S. operations

Assets and liabilities of our U.S. operations have a functional currency of U.S. dollars and are translated at the period-end exchange rate. Revenues and expenses are translated at average exchange rates during the reporting period. The resulting unrealized translation gains or losses are included in other comprehensive earnings.

Cash and short-term investments

Cash and short-term investments consist of cash on deposit and short-term interest-bearing securities maturing within three months of the date of purchase.

Impairment of long-lived assets

We review property, plant, equipment, timber licences, goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. For the purpose of impairment testing, assets are separated into cash generating units (“CGUs”). We have identified each of our mills as a CGU for impairment testing of property, plant, equipment and other intangibles unless there is economic interdependence of CGUs, in which case they are grouped for impairment testing. Timber licences and goodwill are tested for impairment by combining CGUs within the economic area of the related assets. We perform an annual test for goodwill impairment.

Recoverability is assessed by comparing the carrying amount of the CGU or grouped CGUs to the discounted estimated net future cash flows the assets are expected to generate. If the carrying amount exceeds the discounted estimated net future cash flows, the assets are written down to the higher of fair value less cost to sell and value-in-use (being the present value of the estimated net future cash flows of the relevant asset or CGU).

Goodwill impairment is assessed by comparing the fair value of its CGU to the underlying carrying amount of the CGU’s net assets, including goodwill. When the carrying amount of the CGU exceeds its fair value, the fair value of the CGU’s goodwill is compared with its carrying amount. An impairment loss is recognized for any excess of the carrying value of goodwill over its fair value.

Estimated net future cash flows are based on several assumptions concerning future circumstances including selling prices of products, U.S./Canadian dollar exchange rates, production rates, input costs and capital requirements. The estimated net future cash flows are discounted at rates reflective of market risk.

Where an impairment loss for long-lived assets, other than goodwill, subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been previously recognized. Goodwill impairment losses cannot be reversed.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs. Our fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are:

Level 1

Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2

Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3

Values based on prices or valuation techniques that require inputs which are both unobservable and significant to the overall fair value measurement.

3.    Accounting standards, amendments and interpretations issued but not yet applied

In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform Phase 2, which amends various standards requiring interest rates or interest rate calculations. The amendments provide guidance on financial reporting after the London Inter-bank Offered Rate (“LIBOR”) reform, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021. These amendments will not have a significant impact on our financial statements.

There are no other standards or amendments or interpretations to existing standards issued but not yet effective which are expected to have a material impact on our consolidated financial statements.

4.    Inventories

Accounting policies

Inventories of manufactured products, logs and other raw materials are valued at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.

Supporting information

	2020	2019
Manufactured products	$343	$341
Logs and other raw materials	240	226
Processing materials and supplies	152	162
	$735	$729

Inventories at December 31, 2020 were subject to a valuation reserve of $3 million (December 31, 2019 - $39 million) to reflect net realizable value being lower than cost.

The carrying amount of inventory recorded at net realizable value was $27 million at December 31, 2020 (December 31, 2019 - $182 million), with the remaining inventory recorded at cost.

5.    Property, plant and equipment

Accounting policies

Property, plant and equipment are stated at historical cost, less accumulated amortization and impairment losses. Expenditures for additions and improvements are capitalized. Borrowing costs are capitalized when the asset construction period exceeds 12 months and the borrowing costs are directly attributable to the asset. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction of an asset, the cost and related amortization are removed from the accounts and any gain or loss is included in earnings.

Property, plant and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

Buildings	10 - 30 years
Manufacturing plant, equipment and machinery	6 - 20 years
Fixtures, mobile and other equipment	3 - 10 years
Roads and bridges	Not exceeding 40 years
Major maintenance shutdowns	12 to 36 months

Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction-in-progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Supporting Information

	Manufacturing plant, equipment and machinery	Construction- in-progress	Roads and bridges	Other	Total
As at December 31, 2018	$1,778	$187	$47	$44	$2,056
Additions	222	180	20	1	423
Amortization[1]	(220)	-	(16)	-	(236)
Impairment[2]	(23)	-	-	-	(23)
Foreign exchange	(37)	(6)	-	(1)	(44)
Disposals	(1)	-	-	(1)	(2)
Transfers	144	(178)	-	-	(34)
As at December 31, 2019	$1,863	$183	$51	$43	$2,140

As at December 31, 2019
Cost	$4,604	$183	$160	$50	$4,997
Accumulated amortization	(2,741)	-	(109)	(7)	(2,857)
Net	$1,863	$183	$51	$43	$2,140

As at December 31, 2019	$1,863	$183	$51	$43	$2,140
Additions	157	63	14	-	234
Amortization[1]	(222)	-	(17)	-	(239)
Foreign exchange	(19)	(4)	-	(1)	(24)
Disposals	(1)	-	-	-	(1)
Transfers	67	(67)	-	-	-
As at December 31, 2020	$1,845	$175	$48	$42	$2,110

As at December 31, 2020
Cost	$4,759	$175	$169	$49	$5,152
Accumulated amortization	(2,914)	-	(121)	(7)	(3,042)
Net	$1,845	$175	$48	$42	$2,110
1.	Amortization of $235 million relates to cost of products sold and $4 million relates to selling, general and administration expense (2019—$232 million and $4 million, respectively).
2.	Relates to the asset impairment of our Chasm, B. C. lumber mill and other B.C. lumber mill assets.

6.    Timber licences

Accounting policies

Timber licences, which are renewable or replaceable, are stated at historical cost, less accumulated amortization and impairment losses. Amortization is provided on a straight-line basis over their estimated useful lives of 40 years.

Supporting information

Timber licences
As at December 31, 2018	$513
Amortization[1]	(20)
As at December 31, 2019	$493

As at December 31, 2019
Cost	$800
Accumulated amortization	(307)
Net	$493

As at December 31, 2019	$493
Amortization[1]	(20)
As at December 31, 2020	$473

As at December 31, 2020
Cost	$800
Accumulated amortization	(327)
Net	$473
1. Amortization	relates to cost of products sold.

7.    Goodwill and other intangibles

Accounting policies

Goodwill represents the excess purchase price paid for a business acquisition over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual impairment test, which is performed in the fourth quarter of each year. An additional impairment test is conducted if events or circumstances indicate that goodwill may be impaired.

Other intangibles are stated at historical cost less accumulated amortization and impairments. Other intangibles include software which is amortized over periods of up to five years and non-replaceable finite term timber rights which are amortized as the related timber is logged.

Supporting information

	Goodwill	Other	Total
As at December 31, 2018	$743	$24	$767
Additions	-	7	7
Amortization[1]	-	(3)	(3)
Foreign exchange	(23)	-	(23)
Disposals	-	(10)	(10)
Transfers	-	34	34
As at December 31, 2019	$720	$52	$772

As at December 31, 2019
Cost	$720	$79	$799
Accumulated amortization	-	(27)	(27)
Net	$720	$52	$772

As at December 31, 2019	$720	$52	$772
Additions	-	3	3
Amortization[1]	-	(13)	(13)
Foreign exchange	(9)	-	(9)
As at December 31, 2020	$711	$42	$753

As at December 31, 2020
Cost	$711	$81	$792
Accumulated amortization	-	(39)	(39)
Net	$711	$42	$753
1.	Amortization of $2 million relates to cost of products sold and $11 million relates to selling, general and administration expense (2019—$1 million and $2 million, respectively).

Goodwill

We have attributed $218 million of goodwill to a CGU made up of our Canadian lumber operations, $447 million of goodwill to a CGU made up of our U.S. lumber operations and $46 million of goodwill to a CGU made up of our plywood and LVL operations.

For the purpose of the 2020 impairment test of goodwill, the fair value of CGUs has been determined based on value-in-use calculations using a discount rate of 8.5%. These calculations are approved by management and use cash flow projections based on a forecast of 2021 to 2023 and trend level earnings for subsequent years. Assumptions were developed by management based on industry sources after taking into account management’s best estimates. No impairment on goodwill has been recognized.

8.	Other assets

	2020	2019
Post-retirement (note 12)	$6	$6
Other	38	20
	$44	$26

9.	Payables and accrued liabilities

	2020	2019
Trade accounts	$275	$239
Equity-based compensation	66	33
Compensation	78	55
Export duties	17	18
Dividends	14	14
Interest	5	5
Other	40	32
	$495	$396

10.	Other liabilities

	2020	2019
Post-retirement (note 12)	$376	$314
Long-term portion of reforestation	74	74
Long-term portion of decommissioning	31	31
Interest swap contracts (note 11)	8	3
Other	30	32
	$519	$454

Reforestation and decommissioning obligations

Reforestation and decommissioning obligations relate to our responsibility for reforestation under various timber licences and our obligations related to landfill closure and other site remediation costs.

Accounting policies

Reforestation obligations are measured at the present value of the expenditures expected to be required to settle the obligations and are accrued and charged to earnings when timber is harvested. The reforestation obligation is reviewed at least annually, and changes to estimates are credited or charged to earnings.

We record the present value of a liability for decommissioning obligations in the period that a reasonable estimate can be made. The present value of the liability is added to the carrying amount of the associated asset and amortized over its useful life or, if there is no associated asset, it is expensed. Decommissioning obligations are reviewed annually and changes to estimates result in an adjustment of the carrying amount of the associated asset or, where there is no asset, they are credited or charged to earnings.

Reforestation and decommissioning obligations are discounted at the risk-free rate at the balance sheet date and accreted over time through periodic charges to earnings. The liabilities are reduced by actual costs of settlement.

Supporting information

	Reforestation		Decommissioning
	2020	2019	2020	2019
Beginning of year	$114	$115	$32	$29
Liabilities recognized	53	48	3	2
Liabilities settled	(57)	(53)	(3)	(1)
Change in estimates	2	4	5	2
End of year	112	114	37	32
Less: current portion	(38)	(40)	(6)	(1)
	$74	$74	$31	$31

The total undiscounted amount of the estimated cash flows required to satisfy these obligations is $152 million (2019 - $159 million). The cash flows have been discounted using interest rates ranging from 0.20% to 0.39% (2019 - 1.68% to 1.69%).

The timing of the reforestation payments is based on the estimated period required to attain free to grow status in a given area, which is generally between 12 to 15 years. Payments relating to landfill closures and site remediation are expected to occur over periods ranging up to 45 years.

11.	Operating loans and long-term debt

Accounting policies

Transaction costs related to debt financing or refinancing are deferred and amortized over the life of the associated debt. When our operating loan is undrawn, the related deferred financing costs are recorded in other assets.

Supporting information

Operating loans

Our revolving lines of credit consist of an $850 million committed revolving credit facility which matures August 2024, a $150 million committed revolving credit facility which matures April 2022, a $32 million (US$25 million) demand line of credit dedicated to our U.S. operations and an $8 million demand line of credit dedicated to our jointly-owned newsprint operation.

At December 31, 2020, our revolving credit facilities were undrawn and the associated deferred financing costs of $3 million were recorded in other assets. At December 31, 2019, $374 million (net of deferred financing costs of $3 million) was drawn under our revolving credit facilities.

Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances or LIBOR Advances at our option.

In addition, we have credit facilities totalling $129 million dedicated to letters of credit, of which US$15 million is dedicated to our U.S. operations. Letters of credit in the amount of $64 million (December 31, 2019 - $61 million) were supported by these facilities.

All debt is unsecured except the $8 million 50%-owned newsprint operation demand line of credit, which is secured by that operation’s current assets.

As disclosed in our subsequent event note 26, on February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $850 million committed revolving credit facility and our

US$200 million term loan. The $150 million committed revolving credit facility was replaced with a US$450 million committed revolving credit facility due April 2024.

Long-term debt

	2020	2019
US$300 million senior notes due October 2024; interest at 4.35%	$382	$390
US$200 million term loan due August 2024; floating interest rate	255	260
US$8 million note payable due March 2021; interest at 2%	10	10
Notes payable	3	3
	650	663
Less: deferred financing costs	(3)	(3)
Less: current portion	(10)	(10)
	$637	$650

Required principal repayments are disclosed in note 22.

Interest rate swap contracts

On March 9, 2020, we extended the duration of our interest rate swap with a notional amount of US$100 million from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024. We continue to receive a floating interest rate equal to 3-month LIBOR over the duration. The result is a fixed interest rate of 2.47% for the period of May 28, 2019 to February 25, 2020, and 1.78% for the period of February 25, 2020 to August 25, 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of US$100 million. Under the agreements, we pay a combined fixed interest rate of 0.51% and receive a floating interest rate equal to 3-month LIBOR.

The fair value of the interest rate swap contracts at December 31, 2020 is a liability of $8 million (December 31, 2019 - liability of $3 million). The 2020 impact of the change in fair value of these contracts is a $5 million loss (2019 - $3 million loss) which was recorded in other income.

12.	Post-retirement benefits

We maintain defined benefit and defined contribution pension plans covering a majority of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement.

The defined benefit pension plans are operated in Canada and the U.S. under broadly similar regulatory frameworks. The majority are funded arrangements where benefit payments are made from plan assets which are held in trust. Responsibility for the governance of the plans, including investment and contribution decisions, resides with our Retirement Committees which report to the Human Resources & Compensation Committee of the Board of Directors. For the registered defined benefit pension plans, regulations set minimum requirements for contributions for benefit accruals and the funding of deficits.

Accounting policies

We record a post-retirement asset or liability for our employee defined benefit pension and other retirement benefit plans by netting our plan assets with our plan obligations, on a plan-by-plan basis.

The cost of defined benefit pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields from high quality corporate bonds with cash flows that approximate expected benefit payments at the balance sheet date. Plan assets are valued at fair value at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive earnings in the period in which they arise.

Past service costs arising from plan amendments are recognized immediately.

The finance amount on net post-retirement balances is classified as finance expense.

For defined contribution plans, pension expense is the amount of contributions we are required to make in respect of services rendered by employees.

Supporting information

The actual return on plan assets for 2020 is a gain of $127 million (2019 - $166 million). The total pension expense for the defined benefit pension plans is $93 million (2019 - $68 million). In 2020, we made contributions to our defined benefit pension plans of $48 million (2019 - $66 million). We expect to make cash contributions of approximately $44 million to our defined benefit pension plans during 2021 based on the most recent valuation report for each pension plan. We also provide group life insurance, medical and extended health benefits to certain employee groups, for which we contributed $2 million in 2020 (2019 - $2 million).

The total pension expense and funding contributions for the defined contribution pension plans is $16 million (2019 - $17 million).

The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2020	2019	2020	2019
Accrued benefit obligations
Benefit obligations - opening	$1,658	$1,347	$35	$34
Service cost	79	63	1	1
Finance cost on obligation	52	52	1	-
Benefits paid	(52)	(46)	(2)	(2)
Actuarial loss due to change in financial assumptions	99	235	1	3
Actuarial loss due to demography/experience	3	14	-	-
Settlement	1	1	-	-
Curtailment gain	-	(4)	-	-
Other	(3)	(4)	-	(1)
Benefit obligations - ending	$1,837	$1,658	$36	$35
Plan assets
Fair value—opening	$1,385	$1,204	$-	$-
Finance income on plan assets	42	46	-	-
Actual return on plan assets, net of finance income	85	120	-	-
Employer contributions	48	66	2	2
Benefits paid	(52)	(46)	(2)	(2)
Other	(5)	(5)	-	-
Fair value - ending	$1,503	$1,385	$-	$-

Funded status[1]
Post-retirement assets (note 8)	$6	$6	$-	$-
Post-retirement liabilities (note 10)	(340)	(279)	(36)	(35)
	$(334)	$(273)	$(36)	$(35)
1.

Plans in a surplus position are classified as assets and plans in a deficit position are shown as liabilities on the consolidated balance sheets. Other retirement benefit plans continue to be unfunded.

	Defined benefit pension plans		Other retirement benefit plans
	2020	2019	2020	2019
Expense
Service cost	$79	$63	$1	$1
Administration fees	3	2	-	-
Settlement	1	1	-	-
Curtailment gain	-	(4)	-	-
Net finance expense	10	6	1	-
	$93	$68	$2	$1

Assumptions and sensitivities

The weighted average duration of the defined benefit pension obligations is 19 years. The projected future benefit payments for the defined benefit pension plans at December 31, 2020 are as follows:

	2021	2022	2023 to 2025	Thereafter	Total
Defined benefit pension plans	$53	$55	$156	$2,797	$3,061

The estimation of post-retirement benefit obligations involves a high degree of judgment for matters such as discount rate, employee service periods, compensation escalation rates, expected retirement ages of employees, mortality rates, expected health-care costs and other variable factors. These estimates are determined by independent actuaries. The significant actuarial assumptions used to determine our balance sheet date post-retirement assets and liabilities and our post-retirement benefit plan expenses are as follows:

	Defined benefit pension plans		Other retirement benefit plans
	2020	2019	2020	2019
Benefit obligations:
Discount rate[1]	2.69%	3.00%	2.70%	3.00%
Future compensation rate increase[1]	3.65%	3.50%	n/a	n/a
Benefit expense:
Discount rate - beginning of year	3.00%	3.75%	3.00%	3.50%
Future compensation rate increase	3.50%	3.50%	n/a	n/a
1.	The December 31, 2020 discount rate and future compensation rate increase represent a weighted average rate for the defined benefit pension plans.

Health-care benefit costs, shown under other retirement benefit plans, are funded on a pay-as-you-go basis. The actuarial assumptions for extended health-care costs are estimated to increase 6.50% in year one, grading down by 0.25% per year for years two to eight, to 4.5% per year thereafter.

The impact of a change in these assumptions on our post-retirement obligations as at December 31, 2020 is as follows:

	Increase	Decrease
Discount rate - 0.50% change	$(162)	$193
Compensation rate - 0.50% change	$33	$(33)
Health-care cost trend rate - 1.00% change	$2	$(2)

The sensitivities have been calculated on the basis that all other variables remain constant. When calculating the sensitivity of the defined benefit obligation, the same methodology is applied as was used to generate the financial statement asset/liability.

Assets

The assets of the pension plans are invested predominantly in a diversified range of equities, pooled funds and bonds. The weighted average asset allocations of the defined benefit plans at December 31, by asset category, are as follows:

	Target range	2020	2019
Canadian equities	9% - 25%	22%	13%
Foreign equities	12% - 52%	38%	27%
Fixed income investments	30% - 50%	33%	40%
Other investments	5% - 32%	7%	20%
		100%	100%

Risk management practices

We are exposed to various risks related to our defined benefit pension and other post-retirement benefit plans:

●

Uncertainty in benefit payments: The value of the liability for post-retirement benefits will ultimately depend on the amount of benefits paid and this in turn will depend on the level of future compensation increase and how long individuals live.

●	Volatility in asset value: We are exposed to changes in the market value of pension plan investments which are required to fund future benefit payments.

●

Uncertainty in cash funding: Movement in the value of the assets and obligations may result in increased levels of cash funding, although changes in the level of cash funding required can be spread over several years. We are also exposed to changes in pension regulation and legislation.

Our Retirement Committees manage these risks in accordance with a Statement of Investment Policies and Procedures for each pension plan or group of plans administered under master trust agreements. The following are some specific risk management practices employed:

●	Retaining and monitoring professional advisors including an outsourced chief investment officer (“OCIO”).

●	Monitoring our OCIO’s adherence to asset allocation guidelines and permitted categories of investments.

●	Monitoring investment decisions and performance of the OCIO and asset performance against benchmarks.

13.	Share capital

Authorized

400,000,000 Common shares, without par value

20,000,000 Class B Common shares, without par value

10,000,000 Preferred shares, issuable in series, without par value

Issued

	2020		2019
	Number	Amount	Number	Amount
Common	66,397,144	$484	66,381,289	$483
Class B Common	2,281,478	-	2,281,478	-
Total Common	68,678,622	$484	68,662,767	$483

Our Normal Course Issuer Bid (“NCIB”) under which we were authorized to purchase up to 3,318,823 of our Common shares expired on September 19, 2020. We did not repurchase any Common shares under this NCIB.

As disclosed in our subsequent event note 26,54,484,188 of Common shares were issued in connection with the Acquisition.

Rights and restrictions of Common shares

Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the Toronto Stock Exchange, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

As disclosed in our subsequent event note 26, on February 1, 2021, West Fraser listed its Common shares on the NYSE and began trading under the symbol WFG. At the same time, the symbol on the TSX was also changed to WFG.

14.	Equity-based compensation

We have share option, phantom share unit (“PSU”) and directors’ deferred share unit (“DSU”) plans. We have partially hedged our exposure under these plans with an equity derivative contract. The equity-based compensation expense included in the consolidated statement of earnings is $11 million (2019 - $6 million).

Accounting policies

We estimate the fair value of outstanding share options using the Black-Scholes valuation model and the fair value of our PSU plan and directors’ DSU plan using an intrinsic valuation model at each balance sheet date. We record the resulting expense or recovery, over the related vesting period, through a charge to earnings.

From time to time, we enter into equity derivative contracts to provide a partial offset to our exposure to fluctuations in equity-based compensation from our stock option, PSU and DSU plans. These derivatives are fair valued at each balance sheet date using an intrinsic valuation model and the resulting expense or recovery is offset against the related equity-based compensation. If a share option holder elects to acquire Common shares, both the exercise price and the accrued liability are credited to shareholders’ equity.

Supporting information

Share option plan

Under our share option plan, officers and employees may be granted options to purchase up to 7,295,940 Common shares, of which 182,506 remain available for issuance. The exercise price of a share option is the closing price of a Common share on the trading day immediately preceding the grant date. Our share option plan gives share option holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. Options vest at the earlier of the date of retirement or death and 20% per year from the grant date and expire after 10 years. We have recorded an expense of $27 million (2019 - recovery of $8 million) related to the share option plan.

A summary of the activity in the share option plan is presented below:

	2020		2019
	Number	Weighted average price (dollars)	Number	Weighted average price (dollars)
Outstanding - beginning of year	1,211,137	$51.78	1,204,448	$44.94
Granted	160,410	$64.53	148,805	$72.11
Exercised	(49,689)	$43.45	(138,964)	$13.96
Expired / Cancelled	(4,864)	$55.74	(3,152)	$62.58
Outstanding - end of year	1,316,994	$53.64	1,211,137	$51.78
Exercisable - end of year	991,119	$49.58	937,397	$47.78

The following table summarizes information about the share options outstanding and exercisable at December 31, 2020:

Exercise price range	Number of outstanding options	Weighted average remaining contractual life	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
(dollars)	(number)	(years)	(dollars)	(number)	(dollars)
$23.68 - $25.75	221,826	0.7	$24.61	221,826	$24.61
$40.82 - $55.62	564,671	4.4	$46.84	506,150	$46.58
$64.50 - $85.40	530,497	7.4	$72.99	263,143	$76.39
	1,316,994	5.0	$53.64	991,119	$49.58

The weighted average share price at the date of exercise for share options exercised during the year was $69.73 per share (2019 - $64.40 per share).

The accrued liability related to the share option plan based on a Black-Scholes valuation model is $47 million at December 31, 2020 (December 31, 2019 - $21 million). The weighted average fair value of the options used in the calculation was $35.74 per option at December 31, 2020 (December 31, 2019 - $17.71 per option).

The inputs to the option model are as follows:

	2020	2019
Share price on balance sheet date	$81.72	$57.26
Weighted average exercise price	$53.64	$51.78
Expected dividend	$0.80	$0.80
Expected volatility	44.52%	36.09%
Weighted average interest rate	0.26%	1.69%
Weighted average expected remaining life in years	2.81	3.03

The expected dividend on our shares was based on the annualized dividend rate at each period end. Expected volatility was based on five years of historical data. The interest rate for the life of the options was based on the implied yield available on government bonds with an equivalent remaining term at each period-end. Historical data was used to estimate the expected life of the options and forfeiture rates.

The intrinsic value of options issued under the share option plan at December 31, 2020 was $37 million (December 31, 2019 - $14 million). The intrinsic value is determined based on the difference between the period end share price and the exercise price, multiplied by the sum of the related vested options plus unvested options for those holders eligible to retire.

On January 19, 2021, our shareholders approved an amendment to our share option plan to increase the maximum number of Common shares that may be issued on the exercise of options by 1,000,000 Common shares.

Phantom share unit plan

Our PSU plan is intended to supplement, in whole or in part, or replace the granting of share options as long-term incentives for officers and employees. The plan provides for two types of units which vest on the third anniversary of the grant date. A restricted share unit pays out based on the Common share price over the 20 trading days immediately preceding its vesting date (the “vesting date value”). A performance share unit pays out at a value between 0% and 200% of its vesting date value contingent upon our performance relative to a peer group of companies over the three-year performance period. Officers and employees granted units under the plan are also entitled to additional units to reflect cash dividends paid on Common shares from the applicable grant date until payout.

We have recorded an expense of $6 million (2019  -  $4 million) related to the PSU plan. The number of units outstanding as at December 31, 2020 was 111,262 (December 31, 2019  -  131,792), including performance share units totalling 81,825 (December 31, 2019  -  78,008).

Directors’ deferred share unit plan

We have a DSU plan which provides a structure for non-employee directors to accumulate an equity-like holding in West Fraser. The DSU plan allows directors to participate in the growth of West Fraser by providing a deferred payment based on the value of a Common share at the time of redemption. Each director receives deferred share units in payment of an annual equity retainer until a minimum equity holding is reached and may elect to receive units in payment of up to 100% of other fees earned. After a minimum equity holding is reached, directors may elect to receive the equity retainer in units or cash. The units are issued based on our Common share price at the time of issue. Additional units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption. Units are redeemable only after a director retires, resigns or otherwise leaves the board. The redemption value is equal to the Common share price at the date of redemption. A holder of units may elect to redeem units in cash or receive Common shares having an equivalent value.

We have recorded an expense of $3 million (2019  -  nil) related to the DSU plan. The number of units outstanding as at December 31, 2020 was 87,294 (December 31, 2019  -  70,822).

Equity-based compensation hedge

A recovery of $25 million (2019  -  expense of $10 million) is included in equity-based compensation related to our equity derivative contract. Under this contract, we hedged 1,000,000 Common share equivalent units.

15.	Finance expense, net

	2020	2019
Interest expense	$(43)	$(44)
Interest income on short-term investments	1	-
Interest income on long-term duty deposits receivable (note 25)	16	4
Finance expense on employee future benefits	(11)	(8)
Accretion on long-term liabilities	-	(1)
	$(37)	$(49)

16.	Other

	2020	2019
Foreign exchange loss on working capital	$(8)	$(7)
Foreign exchange loss on intercompany financing[1]	(13)	(36)
Foreign exchange gain on long-term debt	12	33
Foreign exchange loss on export duty deposits receivable (note 25)	(5)	(4)
Insurance gain on disposal of equipment[2]	7	4
Loss on interest rate swap contracts (note 11)	(5)	(3)
Power purchase dispute[3]	(7)	-
Other	-	2
	$(19)	$(11)

1.

Foreign exchange relates to financing provided to our U.S. Operations of US$550 million from January to beginning of November and US$539 million thereafter (2019 - US$550 million). IAS 21 requires that the exchange gain or loss be recognized through earnings as the financing is not considered part of our permanent investment in our U.S. subsidiaries. The balance sheet amounts, and related financing expense are eliminated in these consolidated financial statements.

2.

The 2020 gain represents insurance proceeds related to the settlement of WestPine’s 2016 involuntary disposal of equipment. The 2019 gain represents insurance gain related to the 2017 involuntary disposal of equipment at our 50%-owned NBSK plant in Quesnel, B.C.

3.

In 2020, as a result of certain administrative proceedings, we determined that a liability related to certain retroactive adjustments to charges under a purchase power agreement, terminated in 2016, should be recorded as a contingent liability. Although we dispute responsibility for such retroactive adjustments and the associated liability, we have accrued $7 million for such contingent liability. However, recognizing the expense does not prejudice our position that the liability is not our responsibility.

17.	Tax provision

Accounting policies

Tax expense for the period is comprised of current and deferred tax. Tax is recognized in the consolidated statement of earnings, except to the extent that it relates to items recognized in other comprehensive earnings in which case it is recognized in other comprehensive earnings.

Deferred taxes are provided for using the liability method. Under this method, deferred taxes are recognized for temporary differences between the tax and financial statement basis of assets, liabilities and certain carry-forward items.

Deferred tax assets are recognized only to the extent that it is probable that they will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

Supporting information

The major components of income tax included in comprehensive earnings are as follows:

	2020	2019[1]
Earnings:
Current tax	$(177)	$57
Deferred tax	(89)	12
Tax recovery (provision) on earnings	$(266)	$69

Other comprehensive earnings:
Deferred tax recovery on post-retirement actuarial loss	$4	$33

Tax recovery (provision) on comprehensive earnings	$(262)	$102
1.	Includes the impact of the 2019 statutory rate changes for Alberta.

The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax is as follows:

	2020	2019
Income tax recovery (expense) at statutory rate of 27%	$(281)	$5	9
Non-taxable amounts	(7)	2
Rate differentials between jurisdictions and on specified activities	28	(3)
Decrease in Alberta provincial tax rate[1]	-	18
Other	(6)	(7)
Tax recovery (provision)	$(266)	$69
1.

Represents the re-measurement of deferred income tax assets and liabilities for the Alberta tax rate reduction from 12% to 8% initially to be phased in over four years. On December 9, 2020, the Alberta government substantially enacted an expedited rate reduction to 8% effective July 1, 2020, but this had no impact on our 2020 tax provision as it was previously recognized.

Deferred income tax liabilities (assets) are made up of the following components:

	2020	2019
Property, plant, equipment and intangibles	$441	$402
Reforestation and decommissioning obligations	(35)	(34)
Employee benefits	(111)	(87)
Export duty deposits	58	20
Tax loss carry-forwards[1]	(18)	(53)
Other	(11)	(5)
	$324	$243

Represented by:
Deferred income tax assets	$(12)	$(10)
Deferred income tax liabilities	336	253
	$324	$243
1.	Includes $31 million for federally restricted net operating losses and $232 million for state net operating losses. A portion of these losses expire over the periods 2022 to 2033.

18.	Employee compensation

Our employee compensation expense includes salaries and wages, employee future benefits, termination costs and bonuses. Total compensation expense is $936 million (2019 - $911 million).

Key management includes directors and officers, and their compensation expense and balance sheet date payables are as follows:

	2020	2019
Expense
Salary and short-term employee benefits	$9	$6
Post-retirement benefits	2	2
Equity-based compensation[1]	23	(2)
	$34	$6

Payables and accrued liabilities
Compensation	$4	$-
Equity-based compensation[1]	41	21
	$45	$21
1.	Amounts do not necessarily represent the actual value which will ultimately be paid.

19.	Earnings per share

Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.

Diluted earnings per share is calculated based on earnings available to Common shareholders adjusted to remove the actual share option expense (recovery) charged to earnings and after deducting a notional charge for share option expense assuming the use of the equity-settled method, as set out below. The diluted weighted average number of shares is calculated using the treasury stock method. When earnings available to Common shareholders for diluted earnings per share are greater than earnings available to Common shareholders for basic earnings per share, the calculation is anti-dilutive and diluted earnings per share are deemed to be the same as basic earnings per share.

	2020	2019
Earnings
Basic	$776	$(150)
Share option recovery	27	(8)
Equity settled share option adjustment	(3)	(4)
Diluted	$800	$(162)

Weighted average number of shares (thousands)
Basic	68,672	68,882
Share options	191	290
Diluted	68,863	69,172

Earnings per share (dollars)
Basic	$11.30	$(2.18)
Diluted	$11.30	$(2.34)

20.	Contractual Obligations

Accounting policies

Contractual obligations mean an agreement related to debt, leases and enforceable agreements to purchase goods or services on specified terms, but does not include payroll obligations, reforestation and decommissioning obligations, energy purchases under various agreements, non-defined benefit post-retirement contributions payable, equity-based compensation including equity hedges, accounts payable in the ordinary course of business or contingent amounts payable.

Supporting information

At December 31, 2020, we had the following contractual obligations:

	2021	2022	2023	2024	Total
Long-term debt[1]	$10	$-	$3	$637	$650
Interest on long-term debt	20	20	19	15	74
Lease obligation	3	3	2	-	8
Contributions to defined benefit pension plans[2]	44	60	68	-	172
Asset purchase commitments	53	-	-	-	53
Total	$130	$83	$92	$652	$957
1.	Includes U.S. dollar-denominated debt of US$508 million.
2.	Contributions to the defined benefit pension plans are based on the most recent actuarial valuation. Future contributions will be determined at the next actuarial valuation date.

21.	Government assistance

Accounting policies

Government assistance received that relates to the construction of manufacturing assets is applied to reduce the cost of those assets. Government assistance received that relates to operational expenses is applied to reduce the amount charged to earnings for the operating item. Government assistance is recognized when there is reasonable assurance that the amount will be collected and that all the conditions will be complied with.

Supporting information

Government assistance of $4 million (2019 - $1 million) was recorded as a reduction to property, plant and equipment.

Government assistance of $7 million (2019 - $5 million) was recorded as a reduction to cost of products sold. The government assistance related primarily to research and development and apprenticeship tax credits.

22.	Financial instruments

Accounting policies

All financial assets and liabilities, except for derivatives, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Derivatives are measured at fair value through profit or loss (“FVTPL”).

Supporting information

The following tables provide the carrying and fair values of our financial instruments by category, as well as the associated fair value hierarchy levels as defined in note 2 under “Fair value measurements”:

2020	Level	Amortized cost	FVTPL	Other financial liabilities	Carrying value	Fair value
Financial assets
Cash and short-term investments	2	$587	$-	$-	$587	$587
Receivables	3	353	-	-	353	353
Export duty deposits (note 25)	3	227	-	-	227	227
		$1,167	$-	$-	$1,167	$1,167
Financial liabilities
Payables and accrued liabilities[1]	2	$-	$3	$492	$495	$495
Long-term debt (note 11)[2]	2	-	-	650	650	667
Interest rate swaps (note 10 & 11)[3]	2	-	8	-	8	8
		$-	$11	$1,142	$1,153	$1,170
1.	Payables and accrued liabilities include our equity derivative payable of $3 million.
2.

Includes current portion of the long-term debt. The fair value of the long-term debt is based on rates available to us at December 31, 2020 for long-term debt with similar terms and remaining maturities.

3.	The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.

2019	Level	Amortized cost	FVTPL	Other financial liabilities	Carrying value	Fair value
Financial assets
Cash and short-term investments	2	$16	$-	$-	$16	$16
Receivables[1]	3	255	3	-	258	258
Export duty deposits (note 25)	3	80	-	-	80	80
		$351	$3	$-	$354	$354
Financial liabilities
Cheques issued in excess of funds on deposit	2	$-	$-	$16	$16	$16
Operating loans (note 11)	2	-	-	377	377	377
Payables and accrued liabilities	2	-	-	396	396	396
Long-term debt (note 11)[2]	2	-	-	663	663	677
Interest rate swaps (note 10 & 11)[3]	2	-	3	-	3	3
		$-	$3	$1,452	$1,455	$1,469
1.	Receivables include our equity derivative receivable of $3 million.
2.

Includes current portion of the long-term debt. The fair value of the long-term debt is based on rates available to us at December 31, 2019 for long-term debt with similar terms and remaining maturities.

3.	The interest rate swap contracts are included in other liabilities in our consolidated balance sheets.

Financial risk management

Our activities result in exposure to a variety of financial risks including risks related to derivative contracts, currency fluctuation, credit, liquidity and interest rates.

The sensitivities provided give the effect of possible changes in the relevant prices and rates on earnings. The sensitivities are hypothetical and should not be considered to be predictive of future performance or earnings. Changes in fair values or cash flows based on market variable fluctuations cannot be extrapolated since the relationship between the change in the market variable and the change in fair value or cash flows may not be linear.

Derivative contracts

From time to time, we use derivatives to manage our exposure to U.S. dollar exchange fluctuations, commodity prices, equity-based compensation and floating interest rates. Commodity contracts that have been used by West Fraser include lumber futures and energy related agreements.

Our equity derivative contract provides an offset for 1,000,000 Common share equivalents against our exposure to fluctuations in equity-based compensation from our stock option, PSU and DSU plans. This derivative is fair valued at each balance sheet date using an intrinsic valuation model and the resulting expense or recovery is offset against the related equity-based compensation.

We have interest rate swap contracts with a US$200 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our long-term debt. The interest rate swap contracts are measured at FVTPL based on an estimated discounted cash flow.

No energy related derivatives were outstanding at December 31, 2020 or 2019.

No lumber futures or foreign exchange contracts were outstanding at December 31, 2020 or 2019.

Currency fluctuation

Our Canadian operations sell most of their products at prices denominated in U.S. dollars or based on prevailing U.S. dollar prices. A significant portion of their operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the U.S. dollar reduces the revenue in Canadian dollar terms realized by our Canadian operations from sales made in U.S. dollars, which reduces operating margin and the cash flow available to fund operations.

Our U.S. operations transact and report in U.S. dollars, but their results are translated into Canadian dollars for financial statement purposes with the resulting translation gains or losses being reported in other comprehensive earnings.

Impact of U.S. dollar currency fluctuation

The U.S. dollar foreign currency balance sheet exposure at December 31, 2020 is as follows:

Canadian operations		2020
Net working capital	US$	237
Export duty deposits		178
Intercompany financing[1]		539
Long-term debt		(500)
Interest rate swap contracts		(6)
	US$	448

U.S. operations		2020
Net investment	US$	1,365
1.

IAS 21 requires that the exchange gain or loss be recognized through earnings as the financing is not considered part of our permanent investment in our U.S. subsidiaries. The balance sheet amounts, and related financing expense are eliminated in these consolidated financial statements.

Based on these balances, with other variables unchanged, a $0.01 increase (decrease) in the exchange rate for one U.S. dollar into Canadian currency would result in a $5 million decrease (increase) in earnings and an $22 million increase (decrease) in the translation loss on foreign operations included in other comprehensive earnings.

Credit

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Investments in cash and short-term investments are primarily made using major banks and only made with counterparties meeting certain credit-worthiness criteria. Credit risk for trade and other receivables is managed through established credit monitoring activities such as:

●	Customer credit limits are established and monitored.

●	Ongoing evaluations of key customer financial conditions are performed.

●

In certain market areas, we have undertaken additional measures to reduce credit risk including credit insurance, letters of credit and prepayments. At December 31, 2020, approximately 24% of trade accounts receivable was covered by at least some of these additional measures.

Given our credit monitoring activities, the low percentage of overdue accounts and our low customer defaults with no bad debts in 2020 or 2019, we have recorded minimal expected credit losses. We consider the credit quality of the trade accounts receivable at December 31, 2020 to be high. The aging analysis of trade accounts receivable is presented below:

	2020	2019
Trade accounts receivable – gross
Current	$280	$195
Past due 1 to 30 days	28	11
Past due 31 to 60 days	2	-
Past due over 60 days	1	-
Trade accounts receivable – net	$311	$206
Insurance receivable	1	11
Government assistance	6	7
Other	35	34
Receivables	$353	$258

Liquidity

We manage liquidity by maintaining adequate cash and short-term investment balances and by having appropriate lines of credit available. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.

The following table summarizes the aggregate amount of contractual future cash outflows for long-term debt:

	2021	2022	2023	2024	Total
Long-term debt (note 11)	$10	$-	$3	$637	$650
Interest on long-debt[1]	20	20	19	15	74
	$30	$20	$22	$652	$724
1.	Assumes debt level, foreign exchange rate and interest rates remain at December 31, 2020 levels and rates.

Interest rates

Interest rate risk relates mainly to floating interest rate debt. By maintaining a mix of fixed and floating rate debt along with interest rate swap contracts, we mitigate the exposure to interest rate changes.

At December 31, 2020, the impact of a 100-basis point change in interest rate affecting our floating rate debt would not result in a change in annual interest expense.

23.	Capital disclosures

Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the bottom of the business cycle.

Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that are commonly applied by rating agencies for investment grade issuers of public debt. Our debt is currently rated as investment grade by three major rating agencies.

We monitor and assess our financial performance in order to ensure that net debt levels are prudent taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine debt and equity financing in a proportion that is intended to maintain an investment grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted.

Two key measurements used to monitor our capital position is total debt to total capital and net debt to total capital, calculated as follows at December 31:

	2020	2019
Debt
Operating loans	$-	$377
Current and long-term lease obligation	8	11
Current and long-term debt	650	663
Interest rate swaps[1]	8	3
Open letters of credit[1]	64	61
Total debt	730	1,115
Cash and short-term investments	(587)	(16)
Open letters of credit[1]	(64)	(61)
Interest rate swaps[1]	(8)	(3)
Cheques issued in excess of funds on deposit	-	16
Net debt	$71	$1,051
Shareholders’ equity	$3,155	$2,474
Total debt to total capital[2]	19%	31%
Net debt to total capital[2]	2%	30%
1.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
2.	Total capital is total debt or net debt plus shareholders’ equity.

24.	Segment and geographical information

The segmentation of manufacturing operations into lumber, panels and pulp and paper is based on a number of factors, including similarities in products, production processes and economic characteristics. Transactions between segments are at market prices and on standard business terms. The segments follow the accounting policies described in these consolidated financial statement notes, where applicable.

2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Sales
To external customers	$4,359	$624	$867	$-	$5,850
To other segments	132	10	-	(142)	-
	$4,491	$634	$867	$(142)	$5,850
Cost of products sold	(2,513)	(408)	(655)	142	(3,434)
Freight and other distribution costs	(485)	(55)	(169)	-	(709)
Export duties, net	(79)	-	-	-	(79)
Amortization	(201)	(16)	(42)	(13)	(272)
Selling, general and administration	(171)	(30)	(43)	(3)	(247)
Equity-based compensation	-	-	-	(11)	(11)
Operating earnings	$1,042	$125	$(42)	$(27)	$1,098
Finance expense, net	(24)	(4)	(8)	(1)	(37)
Other	(5)	7	(11)	(10)	(19)
Earnings before tax	$1,013	$128	$(61)	$(38)	$1,042

Total assets	$3,995	$318	$550	$457	$5,320
Total liabilities	$662	$58	$165	$1,280	$2,165
Capital expenditures	$200	$14	$25	$2	$241

2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Sales
To external customers	$3,317	$594	$966	$-	$4,877
To other segments	125	11	-	(136)	-
	$3,442	$605	$966	$(136)	$4,877
Cost of products sold	(2,588)	(466)	(734)	136	(3,652)
Freight and other distribution costs	(477)	(63)	(173)	-	(713)
Export duties, net	(162)	-	-	-	(162)
Amortization	(196)	(16)	(43)	(4)	(259)
Selling, general and administration	(146)	(25)	(39)	(1)	(211)
Equity-based compensation	-	-	-	(6)	(6)
Restructuring and impairment charges	(33)	-	-	-	(33)
Operating earnings	$(160)	$35	$(23)	$(11)	$(159)
Finance expense, net	(35)	(4)	(10)	-	(49)
Other	(7)	-	4	(8)	(11)
Earnings before tax	$(202)	$31	$(29)	$(19)	$(219)

Total assets	$3,589	$316	$559	$204	$4,668
Total liabilities	$681	$56	$159	$1,298	$2,194
Capital expenditures	$339	$23	$39	$9	$410

Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, export duties, equity-based compensation, restructuring and impairment charges, and other.

The following table reconciles Adjusted EBITDA by segment to the most directly comparable IFRS measures.

2020	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$1,013	$128	$(61)	$(38)	$1,042
Add: Finance expense, net	24	4	8	1	37
Add: Amortization	201	16	42	13	272
Add: Equity-based compensation	-	-	-	11	11
Deduct: Export duties, net	79	-	-	-	79
Add (deduct): Other	5	(7)	11	10	19
Adjusted EBITDA by segment	$1,322	$141	$-	$(3)	$1,460

2019	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	$(202)	$31	$(29)	$(19)	$(219)
Add: Finance expense, net	35	4	10	-	49
Add: Amortization	196	16	43	4	259
Add: Equity-based compensation	-	-	-	6	6
Add: Export duties, net	162	-	-	-	162
Add: Restructuring and impairment charges	33	-	-	-	33
Add (deduct): Other	7	-	(4)	8	11
Adjusted EBITDA by segment	$231	$51	$20	$(1)	$301

The geographic distribution of non-current assets and external sales is as follows:

	Non-current assets		Sales by geographic area[1]
	2020	2019	2020	2019
Canada	$2,107	$2,049	$1,140	$979
United States	1,512	1,472	3,824	2,890
China	-	-	627	650
Other Asia	-	-	233	321
Other	-	-	26	37
	$3,619	$3,521	$5,850	$4,877
1.	Sales distribution is based on the location of product delivery.

25.	Countervailing (“CVD”) and antidumping (“ADD”) duty dispute

Accounting policy

The CVD and ADD rates apply retroactively for each Period of Investigation (“POI”). We record CVD as export duty expense at the cash deposit rate until an Administrative Review (“AR”) finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the U.S. Department of Commerce (“USDOC”) and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits receivable.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable based on this rate and will record an interest expense if the balance becomes a liability.

Background information

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the U.S. International Trade Commission (“USITC”) to investigate alleged subsidies to Canadian softwood lumber producers and levy countervailing (“CVD”) and antidumping (“ADD”) duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized these rates based on its first AR for the first POI as listed below.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD.

Supporting information

The respective Cash Deposit Rates, the AR1 Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR1 Final Rate[3] (24-Nov-20)
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%
August 25, 2017 - December 27, 2017[1]	-	-
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a5
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a6
December 1, 2020 - December 31, 2020[4]	7.57%	n/a6
1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the Revised Rate.

2.	On December 4, 2017, the USDOC revised our CVD Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD.
5.	The CVD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Effective dates for ADD	Cash Deposit Rate	AR1 Final rate[3] (24-Nov-20)	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a5	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a6	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a6	3.40%
1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new cash deposit rate of 1.40% for ADD.
5.	The ADD rate for the AR2 POI will be adjusted when AR2 is complete, and the USDOC finalizes the rate, which is not expected until 2021.
6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete, and the USDOC finalizes the rate, which is not expected until 2022.

Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	2020	2019
Cash deposits paid[1]	$(215)	$(167)
Adjust to West Fraser Estimated ADD rate[2]	12	5
Effective export duties expense for period[3]	$(203)	$(162)
Export duties recovery attributable to AR1[4]	124	-
Export duties, net	$(79)	$(162)
Interest income on export duties deposits attributable to West Fraser Estimated Rates	$2	$4
Interest income on export duties deposits attributable to finalization of AR1[5]	14	-
Interest income on export duties deposits	$16	$4
1.	Represents combined CVD and ADD cash deposit rate of 23.56%.
2.	Represents adjustment to West Fraser Estimated ADD rate of 3.40% for 2020 and 4.65% for 2019.
3.	Represents combined CVD and ADD rate of 21.39% from January 1, 2020 to November 30, 2020, 10.97% from December 1, 2020 to December 31, 2020, and 22.64% for 2019.
4.	$124 million represents the difference between the AR1 West Fraser Estimated rates and the final AR1 duty rates.
5.	$14 million represents interest income accrued on the $124 million duty deposit receivable recognized above.

As of December 31, 2020, export duties paid and payable on deposit with the USDOC are US$530 million.

AR2 and AR3

Each calendar year after December 31, 2018, represents an AR POI. AR2 covers the POI from January 1, 2019 through December 31, 2019. The USDOC commenced AR2 during the second quarter of 2020. AR3 covers the POI from January 1, 2020 through December 31, 2020, and the USDOC is expected to begin its review in 2021. The results of AR2 are not expected to be finalized until November 2021 and AR3 until 2022.

Impact on balance sheet

Export duty deposits receivable

Export duty deposits receivable	2020	2019
Beginning of year	$80	$75
Export duties recognized as long-term duty deposits receivable in consolidated balance sheets	136	5
Interest recognized on the long-term duty deposits receivable	16	4
Foreign exchange on the long-term duty deposits	(5)	(4)
End of year	$227	$80

Appeals

On May 22, 2020, the North American Free Trade Agreement (“NAFTA”) panel issued its final decision on “Injury”. The NAFTA panel rejected the Canadian parties’ arguments and upheld the U.S. International Trade Commission’s (“USITC”) remand determination in its entirety.

On August 28, 2020, the World Trade Organization’s (“WTO”) dispute-resolution panel ruled unanimously that U.S. countervailing duties against Canadian softwood lumber are inconsistent with the WTO obligations of the United States. The decision confirmed that Canada does not subsidize its softwood lumber industry. On September 28, 2020, the U.S. announced that it would appeal the WTO panel’s decision.

The softwood lumber case will continue to be subject to NAFTA or the new Canada-United States-Mexico Agreement (“CUSMA”) and WTO dispute resolution processes, and litigation in the U.S. In the past, long periods of litigation have led to negotiated settlements and duty deposit refunds. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

26.	Subsequent event

We completed the acquisition of 100% of the issued and outstanding shares of Norbord Inc. (“Norbord”) on February 1, 2021 (the “Acquisition”). The Norbord shareholders received 0.675 of a Common share for each Norbord Common share held. We issued 54,484,188 Common shares to the shareholders of Norbord in connection with this Acquisition, and Norbord is now a wholly-owned subsidiary of West Fraser. The value of the shares issued in consideration of the transaction is $4.5 billion, based on West Fraser’s January 29, 2020 closing price of $81.94 per share multiplied by 54,484,188 Common shares issued.

On the completion of the Acquisition, we issued replacement share purchase options (the “Replacement Options”) in exchange for share purchase options that were outstanding under Norbord’s stock option plans. In total, an additional 887,966 Common shares have become issuable on the exercise of these Replacement Options. These Replacement Options continue with their original vesting schedule and exercise price (as adjusted in accordance with the exchange ratio under the Acquisition).

Concurrent with the closing of the Acquisition, we amended our $850 million revolving credit facility to accommodate the new subsidiaries acquired. In addition, our $150 million revolving credit facility was replaced with a US$450 million revolving credit facility that matures on April 9, 2024.

At the closing of the Acquisition, Norbord terminated its revolving credit facilities and accounts receivable securitization facilities. As part of the Acquisition, we assumed Norbord’s US$315 million senior notes due April

2023, bearing interest at 6.25% and US$350 million senior notes due July 2027, bearing interest at 5.75% (the “Norbord bonds”). Pursuant to the terms of the Norbord Bonds, we are required to make an offer to repurchase the Norbord Bonds at 101% of their principal amount, plus accrued and unpaid interest. Any Norbord Bonds not purchased under this offer will remain outstanding. Details of the offer will be provided in a notice of the offer to be mailed to the holders of the Norbord Bonds.

On February 1, 2021, our Common shares commenced trading on the NYSE and began trading under the symbol WFG. At the same time, our stock symbol on the TSX was changed to WFG. It was determined that as a result of the transaction, the functional currency of West Fraser’s Canadian operations has become the U.S. dollar and West Fraser has also determined that a change in reporting currency to the U.S. dollar is appropriate. Starting with first quarter 2021 results, West Fraser will report its results in U.S. dollars. We began consolidating the operating results, cash flows and net assets of Norbord from February 1, 2021 onwards. As the Acquisition closed on February 1, 2021, we will undertake to allocate the purchase price to the assets and liabilities acquired. We will disclose a preliminary purchase price allocation in our first quarter 2021 interim financial statements.

FIVE YEAR FINANCIAL REVIEW

(in millions of Canadian dollars, except where indicated)

	2020	2019	2018	2017[1]	2016[1]
Earnings
Sales	5,850	4,877	6,118	5,134	4,450
Cost of product sold	(3,434)	(3,652)	(3,617)	(3,124)	(2,971)
Freight and other distribution costs[1]	(709)	(713)	(732)	(633)	(629)
Export duties, net[2]	(79)	(162)	(202)	(48)	-
Amortization	(272)	(259)	(257)	(210)	(197)
Selling, general and administration[1]	(247)	(211)	(231)	(217)	(176)
Equity-based compensation	(11)	(6)	(7)	(32)	5
Restructuring and impairment charges	-	(33)	-	-	-
Operating earnings	1,098	(159)	1,072	870	482
Finance expense, net	(37)	(49)	(37)	(31)	(29)
Other	(19)	(11)	37	7	(9)
Tax (provision) recovery	(266)	69	(262)	(250)	(118)
Earnings	776	(150)	810	596	326

Adjusted EBITDA[3]	1,460	301	1,538	1,160	674

Cash flows from operating activities	1,295	115	909	902	689

Capital expenditures & acquisitions	241	410	370	862	273

Financial position
Current assets	1,701	1,147	1,345	1,291	938
PPE & timber licenses	2,583	2,633	2,569	2,425	2,236
Goodwill & other intangibles	753	772	767	731	371
Export duty deposits[4]	227	80	75	37	-
Other assets	44	26	32	27	20
Deferred income tax assets	12	10	3	6	35
Total assets	5,320	4,668	4,791	4,517	3,600
Current liabilities	663	827	595	583	459
Long-term debt (including current portion)	647	660	692	636	413
Other liabilities	519	454	316	347	272
Deferred income tax liabilities	336	253	292	225	215
Shareholders’ equity	3,155	2,474	2,896	2,726	2,241
Total liabilities & equity	5,320	4,668	4,791	4,517	3,600

	2020	2019	2018	2017 [1]	2016 [1]
Per common share (dollars)
Basic EPS	11.30	(2.18)	10.88	7.63	4.06
Price range:
High	86.50	80.13	97.99	83.50	54.18
Low	21.60	43.93	60.44	42.98	35.35
Close	81.78	57.28	67.44	77.57	48.01
Dividends declared per share	0.80	0.80	0.70	0.36	0.28
Shares outstanding at year-end (‘000s)	68,679	68,663	69,819	77,946	78,163

Ratios
Return on capital employed	18%	-3%	20%	17%	11%
Return on common shareholders’ equity	29%	-6%	28%	24%	15%
Net debt to capitalization	2%	30%	17%	12%	14%

Number of employees at year-end	8,115	8,200	8,570	8,600	7,800

Production
Lumber (MMfbm)[5]	5,958	5,914	6,609	6,233	5,935
Pulp (Mtonnes)	1,124	1,137	1,151	1,172	1,192
Newsprint (Mtonnes)	105	114	119	122	128
Plywood (3/8” MMsf)	762	818	833	838	826
MDF (3/4” MMsf)[6]	209	221	224	191	160
LVL (Mcf)	1,948	2,034	2,251	2,676	2,215
1.

For 2017, we reclassified approximately $20 million from freight and other distribution  costs to selling, general and administration to conform to our current presentation. 2016 has not been restated for this reclassification.

2.	Export duties for 2020 are net of a $124 million recovery related to the USDOC finalization of the duty rates for the AR1 POI dated April 28, 2017 to December 31, 2018.

3.	Adjusted EBITDA is described in the section titled “Non-IFRS Measures” of our 2020 Management’s Discussion & Analysis.

4.	Export duty deposits for 2020 include export duty receivable of $124 million related to the USDOC finalization of the duty rates for the AR1 POI dated April 28, 2017 to December 31, 2018.

5.

The permanent elimination of third shifts at certain B.C. mills and the Chasm, B.C.  mill closure accounted for 400 MMfbm of reduced production and temporary curtailments accounted for a further reduction of 200 MMfbm in 2019.

6.	A fire at our MDF plant in Quesnel, B.C. on March 9, 2016 resulted in the closure of the plant until April 29, 2017.

DIRECTORS AND OFFICERS

Effective February 11, 2021

Directors

Principal Occupation
Henry H. Ketcham	Chairman of the Board
Reid E. Carter	Corporate Director
Raymond W. Ferris	President and Chief Executive Officer
John N. Floren	President and Chief Executive Officer, Methanex Corporation
Brian G. Kenning	Corporate Director
John K. Ketcham	Real Estate Developer
Marian Lawson	Corporate Director
Colleen M. McMorrow	Corporate Director
Gerald J. Miller	Corporate Director
Robert L. Phillips	Corporate Director
Janice G. Rennie	Corporate Director
Gillian D. Winckler	Corporate Director

Officers

Office Held
Raymond W. Ferris	President and Chief Executive Officer
Christopher A. Virostek	Vice-President, Finance and Chief Financial Officer
Sean P. McLaren	President, Solid Wood
Peter C. Wijnbergen	President, Engineered Wood
Christopher D. McIver	Senior Vice-President, Marketing and Corporate Development
Robin A. Lampard	Senior Vice-President, Finance
Brian A. Balkwill	Vice-President, Canadian Wood Products
Kevin J. Burke	Vice-President, North American Engineered Wood Products
Alan A. Caputo	Vice-President, Human Resource
Keith D. Carter	Vice-President, Pulp and Energy Operations
Mark R. Dubois-Phillips	Vice-President, Marketing and Customer Strategy
Chester R. Fort	Vice-President, U.S. Lumber Operations
James W. Gorman	Vice-President, Corporate and Government Relations
D’Arcy R. Henderson	Vice-President, Canadian Woodlands
James R. Laundry	Vice-President, Canadian Plywood, MDF and LVL
Alan G. McMeekin	Vice-President, European Engineered Wood Products
Adrian A. Plante	Vice-President, Canadian Lumber
Scott W. Stubbington	Vice-President, Sales Engineered Wood Products
Tom V. Theodorakis	Secretary Partner, McMillan LLP (lawyers)
Matthew V. Tobin	Vice-President, Lumber Sales
Charles H. Watkins	Vice-President, Capital and Technology

CORPORATE INFORMATION

Effective February 11, 2021

ANNUAL GENERAL MEETING

The Annual General Meeting of

the shareholders of the

Company will be held on

April 20, 2021 at 11:30 a.m. at Quesnel, British Columbia,

Canada.

AUDITORS

PricewaterhouseCoopers LLP

Vancouver, British Columbia,

Canada

LEGAL COUNSEL

McMillan LLP

Vancouver, British Columbia,

Canada

TRANSFER AGENT

AST Trust Company (Canada)

Vancouver, Calgary, Toronto,

and Montreal, Canada

FILINGS

www.sedar.com

www.sec.gov/edgar.shtml

Shares are listed on the Toronto

Stock Exchange & New York

Stock Exchange under the

symbol: WFG

INVESTOR CONTACT

Chris Virostek

Vice-President, Finance

and Chief Financial Officer

Tel: (604) 895-2700

Fax: (604) 681-6061

E-mail Address

shareholder@westfraser.com

WEBSITE

www.westfraser.com

CORPORATE OFFICE

858 Beatty Street, Suite 501

Vancouver, British Columbia

Canada V6B 1C1

Tel: (604) 895-2700

Fax: (604) 681-6061

SALES OFFICES

SPF Lumber, Plywood,

MDF, LVL

1250 Brownmiller Road

Quesnel, British Columbia

Canada V2J 6P5

Tel: (250) 992-9254

Fax: (250) 992-3034

SPF Export Lumber

858 Beatty Street, Suite 501

Vancouver, British Columbia

Canada V6B 1C1

Tel: (604) 895-2700

Fax: (604) 895-2976

SYP Lumber

1900 Exeter Road, Suite 105

Germantown, Tennessee

USA 38138

Tel: (901) 620-4200

Fax: (901) 620-4204

2900 Saint Marys Road

St. Marys, Georgia

USA 31558

Tel: (912) 576-0300

Fax: (912) 576-0322

OSB

1 Toronto Street, Suite 600

Toronto, Ontario

Canada M5C 2W4

Tel: (416) 365-0705

Pulp

858 Beatty Street, Suite 501

Vancouver, British Columbia

Canada V6B 1C1

Tel: (604) 895-2700

E: pulpsales@westfraser.com

Newsprint

2900-650 W Georgia Street

Vancouver, British Columbia

Canada V6B 4N8

Tel: (604) 681-8817

OPERATIONS

Lumber, Plywood and LVL

Canadian Operations

1250 Brownmiller Road

Quesnel, British Columbia

Canada V2J 6P5

Tel: (250) 992-9244

Fax: (250) 992-9233

US Operations

1900 Exeter Road, Suite 105

Germantown, Tennessee

USA 38138

Tel: (901) 620-4200

Fax: (901) 620-4204

OSB Operations

1 Toronto Street, Suite 600

Toronto, Ontario

Canada M5C 2W4

Tel: (416) 365-0705

European Operations

Cowie, Stirlingshire, Scotland

Station Road, Cowie

Stirlingshire FK7 7BQ

Tel: +44 (0) 1786 812921

MDF

WestPine MDF

300 Carradice Road

Quesnel, British Columbia

Canada V2J 5Z7

Tel: (250) 991-7100

Fax: (250) 991-7115

Ranger Board

P.O. Box 6

Blue Ridge, Alberta

Canada T0E 0B0

Tel: (780) 648-6333

Fax: (780) 648-6397

Pulp & Paper

Cariboo Pulp & Paper

P.O. Box 7500

50 North Star Road

Quesnel, British Columbia

Canada V2J 3J6

Tel: (250) 992-0200

Fax: (250) 992-2164

Quesnel River Pulp

1000 Finning Road

Quesnel, British Columbia

Canada V2J 6A1

Tel: (250) 992-8919

Fax: (250) 992-2612

Hinton Pulp

760 Switzer Drive

Hinton, Alberta

Canada T7V 1V7

Tel: (780) 865-2251

Slave Lake Pulp

P.O. Box 1790

Slave Lake, Alberta

Canada T0G 2A0

Tel: (780) 849-7777

Fax: (780) 849-7725

Alberta Newsprint Company

Postal Bag 9000

Whitecourt, Alberta

Canada T7S 1P9

Tel: (780) 778-7000

Fax: (780) 778-7070

GLOSSARY OF INDUSTRY TERMS

AAC Annual Allowable Cut

The volume of timber that may

be harvested annually from a

specific timber tenure.

BCTMP Bleached Chemithermomechanical Pulp

Dimension Lumber Standard

commodity lumber ranging in

sizes from 1 x 3’s to 4 x 12’s, in

various lengths.

FMA Forest Management

Agreement An FMA is granted by the Alberta government and entitles the holder to establish, grow and harvest timber on specified lands.

LVL Laminated Veneer Lumber Large sheets of veneer bonded

together with resin then cut to

lumber equivalent sizes.

m3 A solid cubic metre, a unit of

measure for timber, equal to

approximately 35 cubic feet.

Mcf One thousand cubic feet. A

unit of measure for laminated

veneer lumber.

MDF Medium Density

Fibreboard A composite

product made from wood fibre.

Mfbm One thousand board feet

(equivalent to one thousand

square feet of lumber, one inch

thick). MMfbm means one

million board feet.

Msf A unit of measure for Panel

products (such as OSB, MDF and

plywood) equal to one

thousand square feet on a 3/4

inch basis for MDF, on a 3/8

inch basis for plywood and on

either a 3/8-inch or 7/16-inch

thick basis for OSB. MMsf

means one million square feet.

NBSK Northern Bleached

Softwood Kraft Pulp

OSB Oriented Strand Board An engineered structural wood

panel produced by chemically

bonding wood strands in a

uniform direction under heat

and pressure.

Return on Capital Employed

Earnings before after-tax

financing expense divided by

average assets less average

current non-interest-bearing

liabilities.

Return on Common

Shareholders’ Equity

Earnings available to common

shareholders divided by average

shareholders’ equity.

SPF Dimension lumber

produced from

spruce/pine/balsam fir species.

SYP Dimension lumber

produced from southern yellow

pine species.

Ton A unit of weight equal to

2,000 pounds, generally known

as a U.S. ton.

Tonne A unit of weight in the

metric system equal to one

thousand kilograms or

approximately 2,204 pounds.

Mtonne means one thousand

tonnes.

North America
CORPORATE OFFICES
LUMBER
Canada
1. Quesnel
2. Williams Lake
3. Smithers
4. Chetwynd
5. Fraser Lake
6. 100 Mile House
7. Blue Ridge
8. Hinton
9. Edson
10. Sundre
11. High Prairie
12. Manning
U.S.
13. Joyce
14. Huttig
15. Henderson
16. New Boston
17. Leola
18. Mansfield
19. Russellville
20. Maplesville
21. Opelika
22. McDavid
23. Perry
24. Lake Butler
25. Maxville
26. Whitehouse
27. Blackshear
28. Fitzgerald
29. Dudley
30. Augusta
31. Newberry
32. Armour
33. Seaboard
PULP & NEWSPRINT
34. Hinton
35. Quesnel (2)
36. Slave Lake
37. Whitecourt (ANC)
ENGINEERED WOOD
PLYWOOD
38. Edmonton
39. Quesnel
40. Williams Lake
MDF
Canada
41. Blue Ridge
42. Quesnel
VENEER & LVL
45. Rocky Mountain House
46. Slave Lake
OSB
Canada
47. High Level
48. Grande Prairie
49. Berwick
50. La Sarre
51. Chambord
U.S.
52. Bemidji
53. Jefferson
54. Nacogdoches
55. Guntown
56. Huguley
57. Cordele
58. Joanna
BRITISH COLUMBIA
ALBERTA
Quesnel
Vancouver
Edmonton
ONTARIO
QUEBEC
MINNESOTA
St.Laurent (R&D)
Toronto
TEXAS
ARKANSAS
LOUISIANA
MISSISSIPPI
ALABAMA
GEORGIA
TENNESSEE
Memphis
NORTH CAROLINA
SOUTH CAROLINA
FLORIDA
Europe
UNITED KINGDOM
Cowie
CORPORATE OFFICE
MDF, PARTICLEBOARD & FURNITURE
U.K.
59. Cowie, Scotland (PB & MDF)
60. South Moulton, England (PB & furniture)
OSB
U.K. & Europe
61. Inverness, Scotland
62. Genk, Belgium

WEST FRASER is a diversied wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood (OSB, LVL, MDF, plywood, particleboard), and other products including pulp, newsprint, wood chips, and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue and box materials.

West Fraser Timber Co. Ltd.
Tel: 604.895.2700 Fax: 604.681.6061 www.westfraser.com